As filed with the Securities and Exchange Commission on December 11, 2006

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Syntel, Inc.
(Exact name of registrant as specified in its charter)

Michigan	38-2312018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

525 East Big Beaver Road Suite 300
Troy, Michigan 48083
(248) 619-3524
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bharat Desai
Chairman and Chief Executive Officer
525 East Big Beaver Road Suite 300
Troy, Michigan 48083
(248) 619-3524
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel Moore, Esq. CAO, General Counsel and Secretary 525 East Big Beaver Road Suite 300 Troy, MI 48083 (248) 619-3583	D. Richard McDonald, Esq. Dykema Gossett PLLC 39577 North Woodward Avenue, Suite 300 Bloomfield Hills, MI 48304 (248) 203-0859	Fred B. Green, Esq. Bodman LLP 6th Floor at Ford Field 1901 St. Antoine Street Detroit, MI 48226 (313) 392-1055	Andrew J. Pitts, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _.

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ _ _.

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Registration
Securities to be Registered	Registered	per Share(1)	Price(1)	Fee
Common Stock, without par value	3,450,000	$26.61	$91,804,500	$9,823

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, and based upon the average of the high and low prices of the registrant’s common stock on The NASDAQ Global Select Market on December 7, 2006. Includes the offering price attributable to shares available for purchase by the underwriters to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 11, 2006

3,000,000 Shares

Syntel, Inc.

Common Stock

The shares of common stock are being sold by the selling shareholders. We will not receive any of the proceeds from the shares of common stock sold by the selling shareholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “SYNT.” The last price as reported on the NASDAQ Global Select Market on December 8, 2006, was $27.00 per share.

The underwriters have an option to purchase from the selling shareholders a maximum of 450,000 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “Risk Factors” on page 6.

		Underwriting	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Shareholders

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

Jefferies & Company	Janney Montgomery Scott LLC

The date of this prospectus is December 11, 2006.

You should rely only on the information contained in this prospectus and the documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information contained or incorporated by reference in this prospectus. This summary does not include all of the information that you should consider before investing in our common stock. You should carefully read all of the information contained or incorporated in this prospectus, including “Risk Factors” beginning on page 6 and the consolidated financial statements and related notes, before making an investment decision.

Except as otherwise indicated herein, or as the context may otherwise require, the words “we,” “our,” “us,” “Syntel,” and “Company” refer to Syntel, Inc. and its consolidated subsidiaries

Business Overview

We are a worldwide provider of information technology (IT) and outsourcing services to Global 2000 companies. We believe we combine deep industry knowledge with an understanding of our customers’ needs and available technologies to provide high-quality, value-enhancing services to our customers. We utilize a Global Delivery Service model, leveraging an integrated on-site/offshore approach that combines technical and account management teams both on-site at the customer location and offshore at Global Development Centers located primarily in India. Our reported service offerings include:

•	Applications Outsourcing, consisting of outsourcing services for ongoing management, development and maintenance of business applications.

•	Business Process Outsourcing (BPO), consisting of high-value, customized outsourcing solutions that enhance critical back-office services such as transaction processing, loan servicing, retirement processing, collections and payment processing. Syntel’s primary BPO focus is in the financial services, healthcare and insurance sectors.

•	e-Business, consisting of strategic advanced technology services in the integration and development of technology applications, including Customer Relationship Management (CRM), Data Warehousing/Business Intelligence, Enterprise Applications Integration (EAI), Enterprise Resource Planning (ERP) services and Web Solutions.

•	TeamSourcing, consisting of professional IT consulting services.

We provide services to a broad range of Global 2000 companies in the financial services, healthcare, insurance, automotive, retail and other industries. Our five largest customers during the first nine months of 2006, based on revenues, were Allstate, American Express, DaimlerChrysler, Humana and State Street Bank. We have been chosen as a preferred vendor by many of our customers and have been recognized for our quality and responsiveness. We seek to develop long-term relationships with our customers so as to become a trusted business partner and enable us to expand our roles with current customers. We also have focused our sales effort on increasing our resources in the development, marketing and sales of our Applications Outsourcing, BPO, e-Business and TeamSourcing services to expand our customer base.

We were founded in 1980 and are headquartered in Troy, Michigan. Our net revenues in the nine month period ended September 30, 2006 increased to $197.1 million from $163.9 million in the nine month period ended September 30, 2005, representing a growth rate of 20.3%. Worldwide headcount as of September 30, 2006 increased by 36% to 7,506 employees as compared to 5,536 employees as of September 30, 2005.

Industry Overview

Increasing globalization, adoption of the Internet as a business tool and technological innovation are creating an increasingly competitive business environment that requires companies to fundamentally change their business processes. To effect change, corporations are focusing on their core competencies and on cost-effectively utilizing IT solutions to improve productivity, lower costs and manage operations more effectively. As a result, designing, developing and implementing advanced technology solutions are key priorities for the majority of corporations. This type of work requires highly skilled individuals trained in diverse technologies. However, there is a growing shortage of these individuals and many companies are reluctant to expand their IT departments through additional staffing. We believe that many organizations are concluding that using outside specialists to address their advanced technology and ongoing IT requirements enables them to develop better solutions in shorter time frames and to reduce implementation risks and ongoing maintenance costs. Those outside specialists best positioned to benefit from these trends have access to a pool of skilled technical professionals, have demonstrated the ability to manage IT resources effectively, have low-cost offshore software development facilities and can efficiently expand operations to meet customer demands. Demand for IT services that utilize offshore resources has grown significantly as corporations continue to seek ways to outsource not only specific projects for the design, development and integration of new technologies, but also ongoing management, development and maintenance of existing IT systems. The 2005 NASSCOM-McKinsey report estimates that the offshore IT services industry will grow at a 24.4% compound annual growth rate from $18.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. As businesses experience benefits from outsourcing IT functions, an increased focus on outsourcing other mission-critical business processes has occurred. The NASSCOM-McKinsey report estimates that the offshore BPO industry will grow at a 37.0% compound annual growth rate, from $11.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. We believe that providers that can deliver services using a combination of on-site, off-site and offshore professionals who know the customer’s IT and business processes and provide access to a wide range of expertise and best practices will benefit from these industry trends.

Competitive Strengths

Our principal competitive strengths include:

Global Delivery Service.  Our ability to offer flexible on-site, off-site and offshore services benefits our customers by providing responsive delivery, access to the most knowledgeable personnel and best practices, resource depth and cost-effectiveness.

Trusted Business Partner.  Our corporate culture reflects a “customer for life” philosophy, such that we are focused on developing an in-depth knowledge of our customers’ business processes, IT applications and industry to provide high value services.

Deep Industry Expertise.  We have developed methodologies, toolsets and proprietary knowledge applicable to specific industries, including financial services, insurance and healthcare, that allow us to be more responsive to customer needs within these industries.

Depth and Breadth of Service Offerings.  We provide a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, BPO and testing services.

Proven Intellectual Capital.  We benefit from our experience in transitioning from a 100% onshore service provider to a majority offshore service provider. This intellectual capital includes methodologies for the selection of appropriate customer IT functions for management by us, tools for the transfer to us of the systems knowledge of our customer and techniques for providing systems support improvement to our customer.

Operating Strategy

Our objective is to strengthen our position as a global IT services and outsourcing provider. We intend to achieve this through our strategies to:

Leverage Global Delivery Model.  We will continue to leverage our investment in our Global Development Centers to provide reliable and cost-effective services to our existing customers, expand services and to attract new customers.

Continue to Grow Application Outsourcing Services.  Through increased sales efforts and a realignment of the development, marketing and sales, we seek to continue to grow our revenues from higher value Applications Outsourcing services.

Capitalize on Existing Capabilities in the High Growth BPO Market. We will seek to continue to grow our expertise in the area of value-added BPO solutions, primarily in the areas of financial services and insurance.

Expand our Customer Base and Role with Current Customers. We intend to leverage our trusted business partner status with customers to cross-sell additional services in order to expand our role with current customers, and to leverage our expertise in transferring processes offshore and in specific verticals to expand our customer base.

Attract and Retain Highly Skilled IT Professionals. We believe our management structure and human resources organization is designed to maximize our ability to retain our professional IT staff, and we intend to leverage this ability to continue to attract new professionals to our staff in both IT and BPO.

Pursue Selective Partnership Opportunities. We intend to continue to pursue additional partnership alliances with software firms and IT application infrastructure firms that will allow us to provide our services more efficiently to our customers.

Corporate Information

Our executive offices are located at 525 East Big Beaver Road, Suite 300, Troy, Michigan 48083, and our telephone number is (248) 619-2800. Our web site address is www.syntelinc.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by the selling shareholders	3,000,000 shares.

Common stock outstanding	41,096,545

Use of proceeds	We will not receive any proceeds from the sale of our common stock by the selling shareholders in this offering.

Dividend policy	Subject to limitations imposed by Michigan law, dividend payments are within the absolute discretion of our Board of Directors. The dividends we have previously paid are described under “Market Price of Common Stock and Dividend Policy and History.”

Nasdaq Global Select Market symbol	SYNT

Risk Factors	See “Risk Factors” beginning on page 6 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock to be outstanding after this offering is based on the 41,096,545 shares outstanding as of December 7, 2006. The number of shares of common stock being offered in this offering represents 8.4% of our outstanding common stock as of December 7, 2006.

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

In this prospectus, references to the number of shares of common stock outstanding includes outstanding shares of restricted common stock issued under our stock option plans. As of December 7, 2006, there were 185,503 shares of restricted common stock outstanding.

In this prospectus, references to the number of shares of common stock outstanding do not include:

•	239,610 shares issuable upon the exercise of stock options granted pursuant to our stock option plans and outstanding as of September 30, 2006 and having a weighted average exercise price of $12.67 per share; and

•	2,100,767 shares available for future grants or issuance under our stock option plans.

Summary Financial Data

The following financial data as of and for the years ended December 31, 2005, 2004 and 2003 have been derived from the audited consolidated financial statements of Syntel. The following financial data as of and for the nine month periods ended September 30, 2006 and 2005 have been derived from the unaudited condensed consolidated financial statements of Syntel. The other operating data for all periods presented have been derived from the Company’s internal records. The following information should be read together with the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005
	(In thousands, except per share data)

STATEMENT OF INCOME DATA
Net revenues	$226,189	$186,573	$179,507	$197,123	$163,910
Cost of revenues	135,043	107,120	101,699	123,267	97,756

Gross profit	91,146	79,453	77,808	73,856	66,154
Selling, general and administrative expenses	44,917	36,999	28,278	35,299	32,397
Reduction in reserve requirements applicable to Metier transaction	—	—	(882)	—	—

Income from operations	46,229	42,454	50,412	38,557	33,757
Other income, principally interest	4,592	3,773	3,168	3,525	2,654

Income before income taxes	50,821	46,227	53,580	42,082	36,411
Provision for income taxes	20,500	5,253	13,242	4,443	5,992

Income before loss from equity investments	30,321	40,974	40,338	37,639	30,419
Loss from equity investment	—	—	34	—	—

Net income	$30,321	$40,974	$40,304	$37,639	$30,419

DIVIDENDS PER SHARE	$1.74	$0.24	$1.37	$1.43	$1.68

EARNINGS PER SHARE:
Basic	$0.75	$1.02	$1.02	$0.92	$0.75
Diluted	$0.75	$1.01	$0.99	$0.92	$0.75
Weighted average common shares outstanding:
Basic	40,528	40,216	39,609	40,783	40,487
Diluted	40,651	40,469	40,797	41,038	40,588

	December 31,			September 30,
	2005	2004	2003	2006	2005
	(In thousands, except headcount data)

BALANCE SHEET DATA
Working capital	$120,866	$170,786	$142,207	$98,063	$129,630
Total assets	198,161	226,968	185,198	174,673	195,933
Total current liabilities	45,883	36,326	31,792	39,767	40,617
Total shareholders’ equity	152,278	190,642	153,406	134,906	155,316
OTHER DATA
Billable headcount in U.S.	1,341	1,145	1,138	1,380	1,241
Billable headcount in India	3,006	1,906	1,376	3,656	2,470
Billable headcount at other locations	109	121	150	94	136

Total billable headcount	4,456	3,172	2,664	5,130	3,847

RISK FACTORS

You should carefully consider the following risks and other information in this prospectus, as well as in the documents incorporated by reference in this prospectus, before deciding to invest in shares of our common stock. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Failure to hire and retain a sufficient number of qualified IT professionals could have a material adverse effect on our business, results of operations and financial condition.

Our business of delivering professional IT services is labor intensive, and, accordingly, our success depends upon our ability to attract, develop, motivate, retain and effectively utilize highly-skilled IT professionals. We believe that there is a growing shortage of, and significant competition for, IT professionals who possess the technical skills and experience necessary to deliver our services, both in the United States and in India, and that such IT professionals are likely to remain a limited resource for the foreseeable future. We believe that, as a result of these factors, we operate within an industry that experiences a significant rate of annual turnover of IT personnel. Our business plans are based on hiring and training a significant number of additional IT professionals each year to meet anticipated turnover and increased staffing needs. Our ability to maintain and renew existing engagements and to obtain new business depends, in large part, on our ability to hire and retain qualified IT professionals. We perform a portion of our employee recruitment for U.S. positions in foreign countries, particularly India. Any perception among our current or potential employees or foreign IT professionals that our ability to assist them in obtaining permanent residency status in the United States has been diminished could result in increased recruiting and personnel costs or lead to significant employee attrition or both. For the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 attrition was 13%, 15%, 14%, 14% and 10%, respectively. For the same periods, the number of net hires was 1,413, 1,009, 1,566, 666 and 1,067, respectively. There can be no assurance that we will be able to recruit and train a sufficient number of qualified IT professionals or that we will be successful in retaining current or future employees. Increased hiring by technology companies, particularly in India, and increasing worldwide competition for skilled technology professionals may lead to a shortage in the availability of qualified personnel in the markets in which we operate and hire. Failure to hire and train or retain qualified IT professionals in sufficient numbers could have a material adverse effect on our business, results of operations and financial condition.

Government regulation of immigration could impact our ability to bring a sufficient number of IT professionals to the United States or other jurisdictions.

We recruit IT professionals on a global basis and, therefore, must comply with the immigration laws of the countries in which we operate, particularly the United States. As of September 30, 2006, 1,027 IT professionals, representing approximately 38% of our U.S. workforce and 11% of our worldwide workforce worked under H-1B visas (permitting temporary residence while employed in the United States) and another 350 IT professionals, representing 16% of our U.S. workforce and 5% of our worldwide workforce worked under L-1 visas (permitting inter-company transfers of employees that have been employed with a foreign subsidiary for at least six months). United States federal law limits the number of new H-1B visas to be approved in any fiscal year. Currently, the total number of H-1B visas permitted is 65,000 per U.S. government fiscal year, a decrease from 195,000 of the 2003 fiscal year. In years in which this limit is reached, we may be unable to obtain enough H-1B visas to bring a sufficient number of foreign employees to the United States. If we were unable to obtain sufficient H-1B employees, our business, results of operations and financial condition could be materially and adversely affected. Furthermore, Congress and administrative agencies have periodically expressed concerns over the levels of legal immigration into the United States. These concerns have in the past resulted and may in the future result in proposed legislation, rules and regulations aimed at reducing the number of work visas, including L-1 and H-1B visas, that may be issued.

We are also subject to various immigration and work permit restrictions in other jurisdictions where we operate or plan to operate, including the European community. These restrictions restrain our ability to increase the number of skilled professionals in certain regions and could have an adverse impact on our global strategy. The impact of these regulations, including any changes to immigration and work permit regulations in particular jurisdictions, could have a material adverse effect on our business, results of operations and financial condition.

Our business could be materially adversely affected if one of our significant clients terminates its engagement of us or if there is a downturn in one of the industries we serve.

We have in the past derived, and believe we will continue to derive, a significant portion of our revenues from a limited number of large, corporate clients. Our ten largest clients generated approximately 70%, 65%, 61% and 64% of our total revenues for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively. The Company’s largest client for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, was American Express, which generated approximately 18% of our total revenues for the nine months ended September 30, 2006 and 16% of our total revenues for each of the years ended December 31, 2005, 2004 and 2003, respectively. We expect to continue to derive a significant portion of our revenues from American Express. Failure to meet a client’s expectations could result in cancellation or non-renewal of our engagement and could damage our reputation and adversely affect our ability to attract new business. Many of our contracts, including all of our contracts with our ten largest clients, are terminable by the client with limited notice to us and without compensation beyond payment for the professional services rendered through the date of termination. An unanticipated termination of a significant engagement, including in connection with the acquisition of a significant client, could result in the loss of substantial anticipated revenues and could require us to either maintain or terminate a significant number of unassigned IT professionals. The loss of any significant client or engagement could have a material adverse effect on our business, results of operations and financial condition.

We also have derived, and expect to continue to derive, a significant portion of our revenues from clients in certain industries, including the financial services, insurance and healthcare industries. Clients in the financial services industry generated approximately 42%, 39%, 40%, 38% and 33% of our revenues for the nine months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, respectively. A downturn in the financial services industry or other industries from which we derive significant revenues could result in less revenues from current and potential clients in such industry and could have a material adverse effect on our business, results of operations and financial condition.

We may be affected by political and regulatory conditions, including wage increases, in India.

A significant element of our business strategy is to continue to develop and expand offshore Global Development Centers in India. Changes in the political or regulatory climate of India, including the following, could have a material adverse effect on our business, results of operations and financial condition:

•	Political climate — In the past, India has experienced significant inflation and shortages of foreign currency and has been subject to civil unrest. No assurance can be given that we will not be adversely affected by changes in inflation, exchange rate fluctuations, currency controls, interest rates, tax provisions, social stability or other political, economic or diplomatic developments in or affecting India.

•	Changes in liberalization policies of the government — The Indian government is significantly involved in, and exerts significant influence over, its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits directly benefited us including, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment. There can be no assurance that these benefits will be continued or that other similar benefits will be provided in future periods.

Wage pressures in India may reduce our profit margins.

Wage pressures in India may prevent us from sustaining our competitive advantage and may reduce our profit margins. As of September 30, 2006 and December 31, 2005, approximately 71% and 67%, respectively, of our billable workforce was in India, and we anticipate that this percentage will increase over time. Wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive strengths. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Wages in India are increasing at a faster rate than in the United States, which could result in increased costs for technology professionals, particularly project managers and other mid-level professionals. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive with other employers, or seek to recruit in other low labor cost jurisdictions to keep our wage costs low. For example, we recently established a long-term retention program for our senior executives and employees. In addition, under SFAS No. 123R, we are now required to expense stock-based awards to employees. Compensation increases may result in a material adverse effect on our business, results of operations and financial condition.

Our ability to repatriate earnings from our foreign operations is limited by tax laws.

We treat earnings from our operations in India and other foreign countries as permanently invested outside the United States. If we repatriate any of such earnings, we will incur a dividend distribution tax for distribution from India, currently 14.03% under Indian tax law, and be required to pay United States corporate income taxes on such earnings. As of September 30, 2006, the estimated dividend distribution taxes and United States corporate taxes that would be due upon repatriation of accumulated earnings from our operations in India were approximately $43.8 million. If we decided to repatriate all undistributed repatriable earnings of foreign subsidiaries as of September 30, 2006, we would have accrued taxes of approximately $44.5 million.

The IT services and BPO industry are intensely competitive, and we may not be able to compete successfully against current and future competitors.

The IT services and BPO industry are intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. We compete with a variety of other companies, depending on the services offered. In Applications Outsourcing and e-Business services, we primarily compete with domestic firms such as Accenture, Cognizant, EDS, IBM Global Services and Keane and with an increasing number of India-based companies including Infosys, Tata Consultancy Services and Wipro. The Company is also seeing increased competition from non-Indian sources such as China, Eastern Europe and the Philippines. In BPO, we primarily compete with other offshore BPO vendors including HCL, Wipro and WNS. In professional IT staffing engagements, our primary competitors include participants from a variety of market segments, including systems consulting and implementation firms, applications software development and maintenance firms, service groups of computer equipment companies and temporary staffing firms. Many of our competitors have substantially greater financial, technical and marketing resources and greater name recognition than us. As a result, they may be able to compete more aggressively on pricing, respond more quickly to new or emerging technologies and changes in client requirements, or devote greater resources to the development and promotion of IT services and BPO than we do. India-based companies also present significant price competition due to their competitive cost structures and tax advantages. In addition, there are relatively few barriers to entry into our markets and we have faced, and expect to continue to face, additional competition from new IT service and BPO providers. Further, there is a risk that our clients may elect to increase their internal resources to satisfy their IT services needs as opposed to relying on a third-party vendor like us. The IT services industry is also undergoing consolidation, which may result in increased competition in our target markets. Increased competition could result in price reductions, reduced operating margins and loss of market share. There can be no assurance that we will be able to compete successfully with existing or new competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

We may not be able to successfully manage the rapid growth of our business.

We have recently experienced a period of rapid growth in revenues that places significant demands on our managerial, administrative and operational resources. Additionally, the longer term transition in our delivery mix from onsite to offshore staffing has also placed additional operational and structural demands on us. Our future growth depends on recruiting, hiring and training IT professionals, increasing our international operations, expanding our U.S. and offshore capabilities, adding effective sales and management staff and adding service offerings. Effective management of these and other growth initiatives will require that we continue to improve our infrastructure, execution standards and ability to expand services. Failure to manage growth effectively could have a material adverse effect on the quality of our services and engagements, our ability to attract and retain IT professionals, our prospects and our business, results of operations and financial condition.

Our Applications Outsourcing services require increased attention from senior management and our e-Business and BPO practices require increased sales and marketing.

In recent years, we have realigned existing personnel and resources, and have invested incrementally in the development of our Applications Outsourcing business, with increased focus on outsourcing services for ongoing applications management, development and maintenance. Applications Outsourcing services generally require a longer sales cycle (up to twelve months) and generally require approval by more senior levels of management within the client’s organization, as compared with traditional IT staffing services. Pursuing such sales requires significant investment of time, including by our senior management, and may not result in additional business. We have also invested in the development of our e-Business and BPO practices. Many e-Business and BPO engagements are short in duration (three to six months), requiring increased sales and marketing. There can be no assurance that the Company’s increased focus on our Applications Outsourcing, e-Business and BPO practices will be successful, and any failure of such strategy could have a material adverse effect on our business, results of operations and financial condition.

Our fixed-price engagements may commit us to unfavorable terms.

We undertake development and maintenance engagements which are billed on a fixed-price basis, in addition to the engagements billed on time-and-materials basis. Fixed-price revenues from development and maintenance activity represented approximately 44%, 50%, 54% and 52% of total revenues for the nine months ended September 30, 2006 and the years ended December 31, 2005, 2004 and 2003, respectively. Our strategy includes increasing the percentage of our revenues derived from fixed-price engagements. Any failure to estimate accurately the resources and time required to complete a fixed-price engagement on time and to the required quality levels or any unexpected increase in the cost to us of IT professionals, office space or materials could expose us to risks associated with cost overruns and could have a material adverse effect on our business, results of operations and financial condition.

We may be liable to our clients for disclosure of confidential information or if we do not fulfill our obligations under our engagements.

We may be liable to our clients for damages caused by disclosure of confidential information or system failures. We are often required to collect and store sensitive or confidential client data. Many of our client agreements do not limit our potential liability for breaches of confidentiality. If any person, including any of our employees, penetrates our network security or misappropriates sensitive data, we could be subject to significant liability from our clients or from their customers for breaching contractual confidentiality provisions or privacy laws. Unauthorized disclosure of sensitive or confidential client data, whether through breach of our computer systems, systems failure or otherwise, could also damage our reputation and cause us to lose existing and potential clients.

Many of our engagements involve IT services that are critical to the operations of our clients’ businesses. Any failure or inability to meet a client’s expectations in the performance of services could result in a claim for substantial damages against us, regardless of our responsibility for such failure. There can be no assurance that the limitations of liability set forth in our service contracts will be enforceable in all instances or would otherwise protect us from liability for damages. In addition, the costs of defending against any such claims, even if successful, could be significant.

There can be no assurance that our insurance coverage will continue to be available on reasonable terms, will be available in sufficient amounts to cover one or more large claims or defense costs, or that our insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against us that are uninsured, exceed available insurance coverage or result in changes to our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our business, results of operations and financial condition.

We depend on the efforts and ability of key personnel, including our Chief Executive Officer.

Our success is highly dependent on the efforts and abilities of Bharat Desai, our co-founder, Chairman, President, and Chief Executive Officer, and other key personnel. The diminution or loss of the services of Mr. Desai or other key personnel for any reason could have a material adverse effect on our business, operating results and financial condition. We do not maintain key man life insurance on Mr. Desai or any other key personnel. Effective June 1, 2006, the Company’s then Chief Financial Officer resigned. The Company has appointed an interim Chief Financial Officer and is conducting a search for a permanent replacement.

Our business could be materially adversely effected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in these various intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients and limit access to and distribution of our proprietary information.

We presently hold no patents or registered copyrights. We hold several trademarks or servicemarks, including: Syntel®, registered in the United States and Germany; Consider IT Done®, registered in the United States and Germany; Identeontm; IntelliSourcing®; IntelliTransfer®; SkillBay®; TeamSourcing®; Total ERP Applications Methodology (TEAM)®; Latest-to-Legacy®; New2USA.com®; and Digital Blueprinting-Build-Optimize®. We also have submitted United States federal and foreign trademark applications for the names of additional service offerings. There can be no assurance that we will be successful in maintaining or obtaining trademarks for these trade names. India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States and India and the contractual and other protective measures we take are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. In particular, the laws of India could change in ways that may prevent or restrict the transfer of software components, libraries and toolsets from India to the United States. There can be no assurance that we will be able to detect unauthorized use and take appropriate steps to enforce our rights, or that any such steps will be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, could have a material adverse effect on our business, results of operations and financial condition.

Although we believe that our intellectual property does not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against us in the future or that any such claim, if asserted, would not be successful. The costs of defending any such claims could be significant, and any successful claim could require us to modify, discontinue or change the name of any of our services. Any such changes could have a material adverse effect on our business, results of operations and financial condition.

Future legislation in the United States and abroad could significantly impact the ability of our clients to utilize our services.

The issue of companies outsourcing services abroad has become a topic of political discussion in the United States and other countries. Measures aimed at limiting or restricting outsourcing have been enacted in a few states, and there is currently legislation pending in several states and at the federal level. The measures that have been enacted to date have not significantly adversely affected our business. There can be no assurance that pending or future legislation that would significantly adversely affect our business will not be enacted. If enacted, such measures are likely to fall within two categories: (1) a broadening of restrictions on outsourcing by government agencies and on government contracts with firms that outsource services directly or indirectly, and/or (2) measures that impact private industry, such as tax disincentives, restrictions on the transfer or maintenance of certain information abroad and/or intellectual property transfer restrictions. In the event that any such measures are enacted, or if the prospect of such measures being enacted increases, the ability of our clients to utilize our services could be restricted or become less economical and our business, results of operations and financial condition could be adversely affected.

Our margins may be adversely affected if demand for our services slows.

If demand for our services slows, our utilization and billing rates for our technology professionals could be adversely affected, which may result in lower gross and operating profits.

Our future success depends on our ability to market new services, including end-to-end business solutions, to our existing and new clients.

Over the past several years, we have been expanding the nature and scope of our engagements by extending the breadth of services we offer. The success of our service offerings depends, in part, upon continued demand for such services by our existing and new clients and our ability to meet this demand in a cost competitive and effective manner. In addition, our ability to effectively offer a wider breadth of end-to-end business solutions depends on our ability to attract existing or new clients to these service offerings. To obtain engagements for our end-to-end solutions, we also are more likely to compete with large, well-established international consulting firms as well as other India-based technology services companies, resulting in increased competition and marketing costs. Our new service offerings may not effectively meet client needs, and we may be unable to attract existing and new clients to these service offerings. The increased breadth of our service offerings may also result in larger and more complex client projects, which will require that we establish closer relationships with our clients, and potentially with other technology service providers and vendors, and develop a more thorough understanding of our clients’ operations. Our ability to establish these relationships will depend on a number of factors including the proficiency of our technology professionals and our management personnel and the willingness of our existing and potential clients to provide us with information about their businesses. If we are not able to successfully market and provide our new and broader service offerings, our business, results of operations and financial condition could be materially adversely affected.

Our business could be adversely affected if we do not anticipate and respond to technology advances in our and our clients’ industries.

Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus. The technology services and BPO markets are characterized by rapid technological change, evolving industry standards, changing client preferences and frequent new product and service introductions. Our future success will depend on our ability to anticipate these advances and develop new product and service offerings to meet our existing and potential clients’ needs. We may fail to anticipate or respond to these advances in a timely manner, or, if we do respond, the services or technologies we develop may not be successful in the marketplace. Further, products, services or technologies that are developed by our competitors may render our services non-competitive or obsolete. If we do not respond effectively to these changes, our business, results of operations and financial condition could be materially adversely affected.

We may be required to include benchmarking provisions in future engagements, which could have an adverse effect on our revenues and profitability.

As the size and duration of our client engagements increase, our current and future clients may require benchmarking provisions. Benchmarking provisions allow a client in certain circumstances to request that a benchmark study prepared by an agreed upon third-party comparing our pricing, performance and efficiency gains for delivered contract services to that of an agreed upon list of other service providers for comparable services. Based on the results of the benchmark study and depending on the reasons for any unfavorable variance, we could then be required to reduce the pricing for future services to be performed under the balance of the contract, which could have an adverse impact on our revenues and profitability.

We are subject to corporate governance and disclosure requirements that have resulted and likely will continue to result in increased costs and management attention.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance. Changing laws, regulations and standards include those relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Global Select Market rules. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. Our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

While we believe we currently have adequate internal control over financial reporting, we are required to assess our internal control over financial reporting on an annual basis and any future adverse results from such assessment could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the accompanying rules and regulations promulgated by the SEC to implement it require us to include in our Form 10-K an annual report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Standard No. 2 (Standard No. 2) provides the professional standards and related performance guidance for auditors to attest to, and report on, management’s assessment of the effectiveness of internal control over financial reporting under Section 404. Management’s assessment of internal control over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our independent auditors may not agree with management’s assessment.

During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting that cannot be remediated in a timely manner, we will be unable to conclude such internal control is effective. While we currently believe our internal control over financial reporting is effective, the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions, and, as a result, the degree of compliance of our internal control over financial reporting. If we are unable to conclude that our internal control over financial reporting is effective as of December 31, 2006 (or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

We rely on global telecommunications infrastructure to maintain communication between our various locations and our clients’ sites.

Disruptions in telecommunications, system failures, or virus attacks could harm our ability to execute our Global Delivery Model, which could result in client dissatisfaction and a reduction of our revenues. A significant element of our Global Delivery Model is to continue to leverage and expand our Global Development Centers. Our Global Development Centers are linked with a redundant telecommunications network architecture that uses multiple service providers and various satellite and optical links with alternate routing. We may not be able to maintain active voice and data communications between our various Global Development Centers and between our Global Development Centers and our clients’ sites at all times due to disruptions in these networks, system failures or virus attacks. Any significant failure in our ability to communicate could result in a disruption in business, which could hinder our performance or our ability to complete projects on time. This, in turn, could lead to client dissatisfaction and a material adverse effect on our business, results of operations and financial condition.

There are risks associated with our investment in new facilities and physical infrastructure.

Our business model includes developing and operating Global Development Centers in order to support our Global Delivery Service. We have Global Development Centers located in Mumbai, Pune and Chennai, India and in August 2006, we completed Phase I of the construction of a development and training campus in Pune, India, including an office building for 950 seats, a food court and hotel. However, the full completion of the development of the Pune facility is contingent on our funding the continuation of the construction and obtaining appropriate construction and other permits from the Indian government. We cannot make any assurances that the construction of the facility or any future facilities that we may develop will occur on a timely basis or that they will be completed. If we are unable to complete the construction of the Pune facility or future facilities, our business, results of operation and financial condition will be adversely affected. In addition, we are developing the Pune facility in expectation of increased growth in our business. If our business does not grow as expected, we may not be able to benefit from our investment in this or other facilities.

Our earnings are affected by application of SFAS No. 123R.

We began expensing stock options and other stock-based awards in accordance with the Financial Accounting Standards Board’s recently-issued FASB Statement No. 123 (revised 2004) “Share-Based Payment” (SFAS No. 123R) in fiscal 2006. SFAS No. 123R requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other transactions under stock plans. We grant options to purchase common stock to some of our employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. In addition, we have issued shares of incentive restricted stock to our non-employee directors and employees. During the first nine months of 2006 we recorded $1.89 million of expense for equity-based compensation. The assumptions used in calculating and estimating future costs under SFAS No. 123R are highly subjective and changes in these assumptions could significantly affect our future earnings.

Terrorist activity, war or natural disasters could make travel and communication more difficult and adversely affect our business.

Terrorist activity, war or natural disasters could adversely affect our business, results of operations and financial condition. Terrorist activity, other acts of violence or war, or natural disasters have the potential to have a direct impact on our clients. Such events may disrupt our ability to communicate between our various Global Development Centers and between our Global Development Centers and our clients’ sites, make travel more difficult, make it more difficult to obtain work visas for many of our technology professionals and effectively curtail our ability to deliver our services to our clients. Such obstacles to business may increase our expenses and materially adversely affect our business, results of operations and financial condition. In addition, many of our clients visit several technology services firms prior to reaching a decision on vendor selection. Terrorist activity, war or natural disasters could make travel more difficult and delay, postpone or cancel decisions to use our services.

We are subject to risks of fluctuation in the exchange rate between the U.S. dollar and the Indian rupee.

We hold a significant amount of our cash in Indian rupees. Accordingly, changes in exchange rates between the Indian rupee and the U.S. dollar could have a material adverse effect on our revenues, other income, cost of services sold, gross margin and net income, which may in turn have a negative impact on our business, operating results and financial condition. The exchange rate between the Indian rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, the results of our operations are adversely affected as the Indian rupee appreciates against the U.S. dollar.

Any future business combinations, acquisitions or mergers would expose us to risks, including that we may not be able to successfully integrate any acquired businesses.

We have expanded, and may continue to expand, our operations through the acquisition of additional businesses. Financing of any future acquisition could require the incurrence of indebtedness, the issuance of equity (common or preferred) or a combination thereof. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial expense, delays or other operational or financial risks and problems. Furthermore, acquisitions may involve a number of special risks, including diversion of management’s attention, failure to retain key acquired personnel, unanticipated events or legal liabilities and amortization of acquired intangible assets. For example, in 2002, the Company incurred a charge in connection with a payment made to the former owners of a business acquired by the Company in 1999. In addition, any client satisfaction or performance problems within an acquired firm could have a material adverse impact on our reputation as a whole. There can be no assurance that any acquired businesses would achieve anticipated revenues and earnings. Any failure to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering and Our Stock

If our stock price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our stock may be influenced by many factors, some of which are beyond our control, including those described above under “— Risks Related to Our Business” and the following:

•	the failure of securities analysts to continue to cover our common stock or changes in financial estimates by analysts;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	changes in market valuation or earnings of our competitors;

•	variations in quarterly operating results;

•	general economic conditions;

•	terrorist acts;

•	legislation;

•	future sales of our common stock; and

•	investor perception of us and our industry.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated to and disproportionate to the operating performance of companies in our industry. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

The trading price of our common stock since January 1, 2003 has ranged from a closing price high of $30.90 per share on February 13, 2004 to a closing price low of $13.30 per share on May 21, 2003.

Fluctuations in our quarterly revenues and operating results could adversely affect the price of our common stock.

We may experience in the future fluctuations in revenues and operating results from quarter to quarter due to a number of factors, including:

•	the timing, number and scope of client engagements commenced and completed during a quarter;

•	progress on fixed-price engagements;

•	timing and cost associated with expansion of our facilities;

•	changes in IT professional wage rates;

•	the accuracy of estimates of resources and time frames required to complete pending assignments;

•	the number of working days in a quarter;

•	employee hiring, attrition and utilization rates;

•	the mix of services performed on-site, off-site and offshore;

•	termination of engagements;

•	start-up expenses for new engagements;

•	longer sales cycles for Applications Outsourcing engagements;

•	our clients’ budget cycles;

•	investment time for training;

•	changes in our pricing policies or those of our competitors;

•	the availability and duration of tax holidays;

•	currency fluctuations, particularly between the U.S. dollar and the Indian rupee;

•	general economic and political factors; and

•	the availability of U.S. visas and other immigration requirements.

Because a significant percentage of our selling, general and administrative expenses are fixed, variations in revenues may cause significant variations in operating results. Our operating results could be below the expectations of market analysts and investors, which could cause the price of our common stock to be materially adversely affected. No assurance can be given that quarterly results will not fluctuate causing an adverse effect on our business, results of operations and financial condition at the time.

Sales of shares in this offering, or sales of shares eligible for future sale, may cause the market price of our common stock to drop significantly, even if our business is doing well.

This offering may cause the market price of our common stock to decline, perhaps significantly, even if our business is doing well and even though we will not issue any additional shares to be sold in this offering. In addition, our common stock may experience increased volatility in the periods occurring near this offering. The market price of our common stock could also decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Certain shareholders or entities controlled by them or their permitted transferees, subject to the lock-up described below, will be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by Rule 144 under the Securities Act of 1933, as amended (Securities Act). If any of these shareholders were to sell a large number of their shares, the market price of our common stock could decline significantly. In addition, the perception in the public markets that sales by them might occur could also adversely affect the market price of our common stock.

In connection with this offering, the selling shareholders, our directors and our executive officers have each agreed to enter into a lock-up agreement and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any of their shares without the prior consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for 90 days after the date of this prospectus.

Except for the shareholders described in the preceding paragraph, generally our other existing shareholders will not be restricted by lock-up agreements in connection with this offering. Although there is no present intention to do so, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common stock.

A few significant shareholders control the direction of our business. The concentrated ownership of our common stock will prevent you and other shareholders from influencing significant corporate decisions.

Following completion of this offering:

•	Bharat Desai and Neerja Sethi will beneficially own % of the outstanding shares of our common stock, or % of the outstanding shares of our common stock if the underwriters exercise their over-allotment option in full; and

•	Management and their affiliates, excluding and its affiliates, will own % of the outstanding shares of our common stock.

As a result, Mr. Desai and Ms. Sethi have the ability to control all matters requiring shareholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination, without the consent of our other shareholders, of the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

The interests of our controlling and significant shareholders may conflict with the interests of our other shareholders.

We cannot assure you that the interests of Mr. Desai and Ms. Sethi will coincide with the interests of the other holders of our common stock. For example, Mr. Desai and Ms. Sethi could cause us to make acquisitions that increase the amount of our indebtedness or outstanding shares of common stock or sell revenue-generating assets. So long as Mr. Desai and Ms. Sethi continue to own a substantial number of shares of common stock, Mr. Desai and Ms. Sethi will continue to be able to strongly influence or effectively control our decisions. In addition, other shareholders will not be able to prevent Mr. Desai and Ms. Sethi from selling shares, including all of the shares of our common stock they hold.

We may not pay dividends on our common stock in the future.

We cannot assure you that we will pay dividends on our common stock in the future. While we have declared a quarterly cash dividend during each quarter of our last three fiscal years, we have no obligation to do so. Subject to limitations imposed by Michigan law, dividend payments are within the absolute discretion of our Board of Directors. Any reduction or elimination of dividends could adversely affect the market price of our common stock.

Anti-takeover provisions of our charter and bylaws, as well as Michigan law, may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that you might consider favorable.

The anti-takeover provisions of Michigan law create various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing shareholders. Additionally, provisions of our charter and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our shareholders. These provisions include:

•	the authority of our board of directors to issue preferred stock with terms as the board of directors may determine;

•	the absence of cumulative voting in the election of directors;

•	limitations on who may call special meetings of shareholders; and

•	advance notice requirements for shareholder proposals.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements that could be construed as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements containing words such as “could”, “expects”, “may”, “anticipates”, “believes”, “estimates”, “plans”, and similar expressions. In addition, the Company or persons acting on its behalf may, from time to time, publish other forward-looking statements. Such forward-looking statements are based on management’s estimates, assumptions and projections and are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Some of the factors that could cause future results to materially differ from the recent results or those projected in the forward-looking statements include those listed under “Risk Factors” and elsewhere in this prospectus, including the following:

•	Recruitment and Retention of IT Professionals

•	Government Regulation of Immigration

•	Customer Concentration; Risk of Termination

•	Exposure to Political and Regulatory Conditions in India

•	Wage Pressures in India

•	Ability to Repatriate Earnings

•	Intense Competition

•	Ability to Manage Growth

•	Fixed-Price Engagements

•	Potential Liability to Customers

•	Dependence on Key Personnel

•	Limited Intellectual Property Protection

•	Potential Anti-outsourcing Legislation

•	Adverse Economic Conditions

•	Failure to Successfully Develop and Market New Products and Services

•	Benchmarking Provisions

•	Corporate Governance Issues

•	Telecom/Infrastructure Issues

•	New Facilities

•	Stock option Accounting

•	Terrorist Activity, War or Natural Disasters

•	Instability and Currency Fluctuations

•	Risks Related to Possible Acquisitions

•	Variability of Quarterly Operating Results

For a more detailed discussion of certain risks associated with the Company’s business, see the section titled “Risk Factors” in this prospectus. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from shares of common stock sold by our selling shareholders.

CAPITALIZATION

The following table sets forth the Company’s capitalization as of September 30, 2006.

September 30, 2006
(In thousands)

Total debt	$—

Shareholders’ equity
Common stock, no par value per share, 100,000,000 shares authorized; 40,856,146 shares issued and outstanding at September 30, 2006	1
Additional paid-in capital	62,852
Restricted stock 190,783 shares issued and outstanding at September 30, 2006	2,885
Accumulated other comprehensive income	691
Retained earnings	68,477

Total shareholders’ equity	$134,906

Total capitalization	$134,906

The table set forth above is based on shares of common stock outstanding as of September 30, 2006. This table excludes:

•	239,610 shares issuable upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $12.67 per share; and

•	2,100,767 shares available for future grants or issuance under our stock option plans and our employee stock purchase plan.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY AND HISTORY

As of December 7, 2006, there were 41,096,545 shares of common stock outstanding, held by approximately 636 holders. Our common stock is traded on The NASDAQ Global Select Market under the symbol “SYNT”.

The following table sets forth, for the periods indicated, the high and low sales prices for our common stock. The last reported sale price of our common stock on The NASDAQ Global Select Market on December 8, 2006 was $27.00 per share.

	Price Range		Dividend per
	High	Low	Share(1)

Year ended December 31, 2004
First Quarter	$30.90	$24.32	$0.06
Second Quarter	28.37	16.21	0.06
Third Quarter	17.88	13.77	0.06
Fourth Quarter	20.00	16.25	0.06
Year ended December 31, 2005
First Quarter	$19.53	$15.93	$1.56
Second Quarter	18.73	15.75	0.06
Third Quarter	19.49	16.14	0.06
Fourth Quarter	22.00	18.38	0.06
Year ending December 31, 2006
First Quarter	$22.19	$17.00	$0.06
Second Quarter	23.00	18.03	0.06
Third Quarter	23.12	19.26	1.31
Fourth Quarter(2)	29.52	22.21	—

(1)	Dividends declared associated with each respective quarter.

(2)	For the period from October 1, 2006 through November 30, 2006.

The Board of Directors has declared a quarterly dividend of $0.06 per share during each quarter of the Company’s last three fiscal years. In addition, the Board of Directors has declared special dividends payable to Syntel shareholders of $1.25 per share in 2003, $1.50 per share in 2005, and $1.25 per share in 2006. The Company paid cash dividends of $1.74 and $0.24 per share for the years ended December 31, 2005 and 2004, respectively. Subject to limitations imposed by Michigan law, dividend payments are within the absolute discretion of Syntel’s Board of Directors and will depend on, among other things, the Company’s results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, anticipated cash needs and other factors that the Board of Directors may deem relevant.

SELECTED FINANCIAL DATA

The following selected historical financial data as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 have been derived from the audited consolidated financial statements of Syntel. The following selected historical financial data as of and for the nine month periods ended September 30, 2006 and 2005 have been derived from the unaudited condensed consolidated financial statements of Syntel. The other operating data for all periods presented have been derived from the Company’s internal records. The results for the nine month period ended September 30, 2006 are not necessarily indicative of results for the full year. Because the data presented below is only a summary and does not provide all of the data contained in the financial statements, including the notes thereto, it should be read together with the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and interim financial statements (unaudited) and the notes thereto appearing elsewhere in this prospectus.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2004	2003	2002	2001	2006	2005
	(In thousands, except per share data)

STATEMENT OF INCOME DATA
Net revenues	$226,189	$186,573	$179,507	$161,507	$172,283	$197,123	$163,910
Cost of revenues	135,043	107,120	101,699	94,010	106,943	123,267	97,756

Gross profit	91,146	79,453	77,808	67,497	65,340	73,856	66,154
Selling, general and administrative expenses	44,917	36,999	28,278	31,421	34,522	35,299	32,397
Capitalized development cost impairment	—	—	—	—	1,624	—	—
Reduction in reserve requirements applicable to Metier transaction	—	—	(882)	(5,698)	—	—	—

Income from operations	46,229	42,454	50,412	41,774	29,194	38,557	33,757
Other income, principally interest	4,592	3,773	3,168	3,191	3,780	3,525	2,654

Income before income taxes	50,821	46,227	53,580	44,965	32,974	42,082	36,411
Provision for income taxes	20,500	5,253	13,242	12,338	8,636	4,443	5,992

Income before loss from equity investments and investment write off	30,321	40,974	40,338	32,627	24,338	37,639	30,419
Loss from equity investments and investment write offs (net of tax)	—	—	34	141	3,893	—	—

Net income	$30,321	$40,974	$40,304	$32,486	$20,445	$37,639	$30,419

DIVIDENDS PER SHARE	$1.74	$0.24	$1.37	—	—	$1.43	$1.68
EARNINGS PER SHARE:
Basic	$0.75	$1.02	$1.02	$0.84	$0.53	$0.92	$0.75
Diluted	$0.75	$1.01	$0.99	$0.81	$0.52	$0.92	$0.75
Weighted average common shares outstanding:
Basic	40,528	40,216	39,609	38,733	38,220	40,783	40,487
Diluted	40,651	40,469	40,797	39,917	38,987	41,038	40,588

	December 31,					September 30,
	2005	2004	2003	2002	2001	2006	2005
	(In thousands, except headcount data)

BALANCE SHEET DATA
Working capital	$120,866	$170,786	$142,207	$144,487	$103,502	$98,063	$129,630
Total assets	198,161	226,968	185,198	183,572	152,247	174,673	195,933
Total current liabilities	45,883	36,326	31,792	28,728	39,989	39,767	40,617
Total shareholders’ equity	152,278	190,642	153,406	154,844	112,258	134,906	155,316

OTHER DATA
Billable headcount in U.S.	1,341	1,145	1,138	1,111	987	1,380	1,241
Billable headcount in India	3,006	1,906	1,376	943	419	3,656	2,470
Billable headcount at other locations	109	121	150	101	138	94	136

Total billable headcount	4,456	3,172	2,664	2,155	1,544	5,130	3,847

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Syntel is a worldwide provider of IT and outsourcing services to Global 2000 companies. The Company’s service offerings include Applications Outsourcing, consisting of outsourcing services for ongoing management, development and maintenance of business applications; BPO consisting of high-value, customized outsourcing solutions that enhance critical back-office services such as transaction processing, loan servicing, retirement processing, collections and payment processing; e-Business, consisting of strategic advanced technology services in the CRM, Data Warehousing, EAI, ERP and Web solutions; and TeamSourcing consisting of professional IT consulting services.

The Company’s revenues are generated from professional services fees provided through four segments, Applications Outsourcing, BPO, e-Business and TeamSourcing. The Company has invested significantly in developing its ability to sell and deliver Applications Outsourcing and BPO services, which the Company believes have higher growth and gross margin potential. The following table outlines the revenue mix for the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005

Percent of total revenues
Applications Outsourcing	76%	76%	76%	72%	76%
e-Business	14	16	19	14	14
TeamSourcing	7	7	5	7	7
BPO	3	1	0	7	3

	100%	100%	100%	100%	100%

Revenues are generated principally on either a time and materials or a fixed-price, fixed-timeframe basis. We believe the ability to offer fixed-price, fixed-timeframe processes is an important competitive differentiator that allows Syntel and its clients to better understand the client’s needs, and to design, develop, integrate and implement solutions that address those needs. During the three months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, revenues from fixed price development contracts constituted 16%, 20%, 21%, 21% and 25% of total revenues respectively.

On Applications Outsourcing engagements, the Company typically assumes responsibility for engagement management and generally is able to allocate certain portions of the engagement to on-site, off-site and offshore personnel. Applications Outsourcing revenues generally are recognized on either a time-and-materials or fixed-price basis. For the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, fixed-price revenues from development and maintenance activity comprised approximately 49%, 57%, 55%, 58% and 56% of total Applications Outsourcing revenues, respectively.

On BPO engagements, services are provided at our offshore facilities, which gives the benefit of lower cost to the customer. BPO revenues generally are recognized on a time-and-materials basis as services are performed. For the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005 and 2004, the revenue from BPO engagements comprised approximately 7%, 3%, 3% and 1% of total revenues, respectively.

Historically, most e-Business engagement revenues were recognized on a time-and-materials basis under the direct supervision of the customer (similar to TeamSourcing engagements); however, as the Company expanded its expertise in delivering E-commerce engagements, Syntel has assumed the project management role and entered into fixed-price arrangements for a significant number of new e-Business engagements started during 2005, 2004 and 2003. For the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, fixed-price revenues from development and maintenance activity comprised approximately 56%, 63%, 61%, 54% and 51% of total e-Business revenues, respectively.

On TeamSourcing engagements, Syntel’s professional services typically are provided at the customer’s site and under the direct supervision of the customer. TeamSourcing revenues generally are recognized on a time-and-materials basis as services are performed. The Company’s dependence on TeamSourcing engagements has decreased significantly.

The Company’s most significant cost is personnel cost, which consists of compensation, benefits, recruiting, relocation and other related costs for its IT professionals. The Company has established a human resource allocation team whose purpose is to staff IT professionals on engagements that efficiently utilize their technical skills and allow for optimal billing rates. Syntel India, a wholly owned subsidiary of the Company, provides software development services from Mumbai, Pune and Chennai, India, where salaries of IT professionals are comparatively lower than in the U.S.

The Company has performed a significant portion of its employee recruiting in other countries. As of September 30, 2006, approximately 38% of Syntel’s U.S. workforce (11% of Syntel’s worldwide workforce) worked under H-1B visas (permitting temporary residence while employed in the U.S.) and another 16% of the Company’s U.S. workforce (5% of the Company’s worldwide workforce) worked under L-1 visas (permitting inter-company transfers of employees that have been employed with a foreign subsidiary for at least six months).

The Company has made substantial investments in infrastructure in recent years, including: (1) adding BPO facilities and expanding IT facilities in Mumbai, India; (2) developing a Technology Campus in Pune, India; (3) expanding the Global Development Center in Chennai, India; (4) upgrading the Company’s global telecommunication network; (5) increasing Applications Outsourcing sales and delivery capabilities through significant expansion of the sales force and the Strategic Solutions Group, which develops and formalizes proprietary methodologies, practices and tools for the entire Syntel organization; (6) hiring additional experienced senior management; (7) expanding global recruiting and training capabilities and (8) enhancing human resource and financial information systems.

Through its strong relationships with customers, the Company has been able to generate recurring revenues from repeat business. These strong relationships also have resulted in the Company generating a significant percentage of revenues from key customers. The Company’s top ten customers accounted for approximately 70%, 63%, 65%, 61% and 64% of revenues for the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, respectively.

The Company’s largest and only customer contributing revenues in excess of 10% of total consolidated revenues for the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 was American Express, contributing approximately 18%, 15%, 16%, 16% and 16%, respectively. Although the Company does not currently foresee a credit risk associated with accounts receivable from these customers, credit risk is affected by conditions or occurrences within the economy and the specific industries in which these customers operate.

Results of Operations

The following table sets forth for the periods indicated selected income statement data as a percentage of the Company’s net revenues.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005

Percent of revenues
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	59.7	57.4	56.7	62.5	59.6
Gross profit	40.3	42.6	43.3	37.5	40.4
Selling, general and administrative expenses	19.9	19.8	15.8	17.9	19.8
Reduction in reserve requirements applicable to Metier transaction	—	—	(0.5)	—	—
Income from operations	20.4%	22.8%	28.0%	19.6%	20.6%

Following is selected segment financial data for the years ended December 31, 2005, 2004 and 2003 and nine month periods ended September 30, 2006 and 2005. The Company does not allocate assets to operating segments:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2005	2004	2003	2006	2005
	(In thousands)

Net Revenues
Applications outsourcing	$171,331	$143,007	$136,424	$142,433	$124,725
e-Business	31,210	29,249	33,795	27,885	22,687
TeamSourcing	16,953	12,480	9,288	13,460	12,279
BPO	6,695	1,837	—	13,345	4,219

	$226,189	$186,573	$179,507	$197,123	$163,910

Gross profit
Applications outsourcing	$72,411	$62,696	$62,282	$53,592	$52,224
e-Business	9,687	11,302	14,389	7,336	7,547
TeamSourcing	4,886	4,598	1,137	4,937	3,596
BPO	4,162	857	—	7,991	2,787

	$91,146	$79,453	$77,808	$73,856	$66,154

Gross profit %
Applications outsourcing	42.3%	43.8%	45.7%	37.6%	41.9%
e-Business	31.0	38.6	42.6	26.3	33.3
TeamSourcing	28.8	36.8	12.2	36.7	29.3
BPO	62.2	46.7	—	59.9	66.1

	40.3%	42.6%	43.3%	37.5%	40.4%

Selling, general and administrative expenses	$44,917	$36,999	$28,278	$35,299	$32,397
Reduction in reserve requirements applicable to Metier transaction	$—	$—	$(882)	$—	$—
Income from operations	$46,229	$42,454	$50,412	$38,557	$33,757

Results of Operations for Period Ended September 30, 2006

Revenues.  The Company’s revenues consist of fees derived from its Applications Outsourcing, e-Business, TeamSourcing and BPO business segments. Net revenues in the three months ended September 30, 2006 increased to $69.2 million from $58.5 million in the three months ended September 30, 2005, representing an 18.3% increase. Net revenues in the nine month period ended September 30, 2006 increased to $197.1 million from $163.9 million in the nine month period ended September 30, 2005, representing a 20.3% increase. The Company’s verticalization sales strategy focusing on Banking and Financial Services; Healthcare; Insurance; Telecom; Automotive; Retail; Logistics and Travel has enabled better focus and relationship with key customers leading to continued growth in business. Further, continued focus on execution and investments in new offerings such as our Testing Center of Excellence have started producing results. The focus is to continue investments in more new offerings. Worldwide billable headcount as of September 30, 2006 increased by 33% to 5,130 employees as compared to 3,847 employees as of September 30, 2005. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where our revenues per offshore billable resource are generally lower as compared to an on-site based resource. As of September 30, 2006, the Company had approximately 71.3% of its billable workforce in India as compared to 64.2% as of September 30, 2005. The Company’s top five customers accounted for 51.1% of the total revenues in the three months ended September 30, 2006, up from 44.5% of its total revenues in the three months ended September 30, 2005. Moreover, the Company’s top 10 customers accounted for 70.7% of the total revenues in the three months ended September 30, 2006 as compared to 64.4% in the three months ended September 30, 2005.

Applications Outsourcing Revenues.  Applications Outsourcing revenues increased to $49.4 million for the three months ended September 30, 2006, or 71.4% of total revenues, from $43.9 million, or 75% of total revenues for the three months ended September 30, 2005. The $5.5 million increase was attributable primarily to revenues from new engagements and net increase in revenues from existing projects by $22.1 million, largely offset by $16.6 million in lost revenues as a result of project completion. The revenues for the nine months ended September 30, 2006 increased to $142.4 million, or 72.3% of total revenues, from $124.7 million, or 76.1% of total revenues, for the nine months ended September 30, 2005. The $17.7 million increase for nine months ended September 30, 2006 was attributable principally to revenues from new engagements contributing $65.4 million largely offset by $47.7 million in lost revenues as a result of project completion and net reduction in revenues from existing projects.

Application Outsourcing Cost of Revenues.  Cost of revenues consists of costs directly associated with billable consultants in the U.S. and offshore, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees, trainee compensation and travel. Applications Outsourcing costs of revenues increased to 63.0% of total Applications Outsourcing revenues for the three months ended September 30, 2006, from 58.0% for the three months ended September 30, 2005. The 5.0 percentage point increase in cost of revenues, as a percent of revenues for the three months ended September 30, 2006 was attributable primarily, to offshore wage increases, cost related to a special dividend of $1.25 per share on restricted stock of $0.12 million and increased offshore headcount. Cost of revenues for the nine months ended September 30, 2006 increased to 62.4% of total Applications Outsourcing revenues, from 58.1% for the nine months ended September 30, 2005. The 4.3 percentage point increase in cost of revenues, as a percent of revenues for the nine months ended September 30, 2006 was attributable primarily to onsite wage increases effective January 2006, offshore wage increases effective April 2006, visa filing expenses, cost related to FAS 123(R), cost related to a special dividend of $1.25 per share on restricted stock of $0.12 million and increased offshore headcount.

e-Business Revenues.  e-Business revenues increased to $9.9 million for the three months ended September 30, 2006, or 14.3% of total revenues, from $7.9 million, or 13.6% of revenues for the three months ended September 30, 2005. The $2.0 million increase was attributable primarily to revenues from new engagements and net increase in revenues from existing projects by $4.1 million largely offset by $2.1 million in lost revenues as a result of project completion. The revenues for the nine months ended September 30, 2006 increased to $27.9 million, or 14.1% of total revenues, from $22.7 million or 13.8% of total revenues for the nine months ended September 30, 2005. The $5.2 million increase for nine months ended September 30, 2006 was attributable primarily to revenues from new engagements and net increase in revenues from existing projects by $8.7 million largely offset by $3.5 million in lost revenues as a result of project completion.

e-Business Cost of Revenues.  e-Business cost of revenues consists of costs directly associated with billable consultants in the U.S. and offshore, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees, trainee compensation and travel. e-Business cost of revenues decreased to 68.3% of total e-Business revenues for the three months ended September 30, 2006, from 71.6% for the three months ended September 30, 2005. The 3.3 percentage point decrease in cost of revenues as a percent of revenues for the three months ended September 30, 2006 is principally attributable to increase in e-Business revenue by $2.0 million during three months ended September 30, 2006 as compared to three months ended September 30, 2005, partly offset by increase in offshore wages, cost related to FAS 123(R) and cost related to a special dividend of $1.25 per share on restricted stock of $0.05 million. Cost of revenues for the nine months ended September 30, 2006 increased to 73.7% of total e-Business revenues, from 66.7% for the nine months ended September 30, 2005. The 7.0 percentage point increase in cost of revenues, as a percent of revenues for the nine months ended September 30, 2006 was attributable primarily to onsite wage increases effective January 2006, offshore wage increases effective April 2006, visa filing expenses, cost related to FAS 123(R), cost related to a special dividend of $1.25 per share on restricted stock of $0.05 million and increased offshore headcount.

TeamSourcing Revenues.  TeamSourcing revenues decreased to $4.2 million for the three months ended September 30, 2006, or 6.1% of total revenues, from $4.7 million, or 8.1% of total revenues, for the three months ended September 30, 2005. The $0.5 million decrease was attributable primarily to revenues from new engagements and revenue from the SkillBay web portal which helps clients of Syntel with their supplemental staffing requirements contributing $2.2 million offset by $2.7 million in lost revenues as a result of project completion and net reduction in revenues from existing projects. The revenues for the nine months ended September 30, 2006 increased to $13.5 million, or 6.8% of total revenues, from $12.3 million, or 7.5% of total revenues, for the nine months ended September 30, 2005. The $1.2 million increase for nine months ended September 30, 2006 was attributable principally to revenues from new engagements and revenue from the SkillBay web portal contributing $6.0 million largely offset by $4.8 million in lost revenues as a result of project completion and net reduction in revenues from existing projects.

TeamSourcing Cost of Revenues.  TeamSourcing cost of revenues consists of costs directly associated with billable consultants in the U.S., including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees, trainee compensation and travel. TeamSourcing cost of revenues decreased to 58.4% of TeamSourcing revenues for the three months ended September 30, 2006, from 72.8% for the three months ended September 30, 2005. Cost of revenues for the nine months ended September 30, 2006 decreased to 63.3% of total TeamSourcing revenues, from 70.7% for the nine months ended September 30, 2005. This decrease in cost of revenues, as a percent of total TeamSourcing revenues, for both periods was attributable primarily to the better utilization of TeamSourcing resources and by net revenues from SkillBay web portal placements.

BPO Revenues.  This segment started contributing revenues during the first quarter of 2004. Revenues from this segment were $5.7 million, or 8.2% of total revenues, for the three months ended September 30, 2006 as against $1.9 million, or 3.3% of total revenues for the three months ended September 30, 2005. The $3.8 million increase was attributable primarily to revenues from new engagements and net increase in revenues from existing projects. The revenues for the nine months ended September 30, 2006 increased to $13.3 million, or 6.8% of the total revenues, from $4.2 million, or 2.6% of the total revenues for the nine months ended September 30, 2005. The $9.1 million increase was attributable primarily to revenues from new engagements and net increase in revenues from existing projects of $9.4 million, partially offset by $0.3 million in lost revenues as a result of project completion.

BPO Cost of Revenues.  BPO cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, finder’s fees, trainee compensation and travel. Cost of revenues for the three months ended September 30, 2006 increased to 40.1% of BPO revenues, from 37.6% for the three months ended September 30, 2005. Cost of revenues for the nine months ended September 30, 2006 increased to 40.1% of BPO revenues, from 33.9% for the nine months ended September 30, 2005. Both the 2.5% and 6.2% increase in cost of revenues, as a percent of total BPO revenues, was attributable primarily to increased billable headcount due to increased operations.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative and corporate staff; travel; telecommunications; business promotions; and marketing and various facility costs for the Company’s Global Development Centers and other offices. Selling, general and administrative costs for the three months ended September 30, 2006 were $13.1 million, or 18.9% of total revenues, compared to $10.5 million, or 18.0% of total revenues, for the three months ended September 30, 2005.

The 0.9 percentage point increase is primarily due to increases in revenue, three specific charges and increases in certain costs in the three months ended September 30, 2006 as against the three months ended September 30, 2005. The increase in revenue resulted in an approximately 2.8 percentage point decrease in selling, general and administrative costs as a percentage of revenue because the Company has certain fixed costs, which do not increase as revenue increases. Selling, general and administrative costs for the three months ended September 30, 2006 include a one time provision for a claim payable to a customer of $0.4 million, cost related to a special dividend of $1.25 per share on restricted stock of $0.2 million and write-offs of assets of $0.2 million. Combined, these three items account for 1.2 percentage point increase in selling, general, and administrative expenses as a percentage of revenue. Cost increases include increase in travel of $0.2 million, depreciation of $0.5 million, rent of $0.6 million towards the additional new facilities at Mumbai, Pune and Chennai in India, telecommunication expenses of $0.1 million, office expenses of $0.8 million and professional expenses of $0.2 million, partially offset by decreases in legal fees of $0.1 million and provision for doubtful debts of $0.5 million, which has resulted in an approximately 2.5 percentage point increase.

Selling, general and administrative costs for the nine months ended September 30, 2006 were $35.3 million, or 17.9% of total revenues, compared to $32.4 million, or 19.8% of total revenues, for the nine months ended September 30, 2005.

Selling, general and administrative costs for the nine months ended September 30, 2006 include a one time legal expense related to settlement fees of $0.6 million, provision for doubtful debts of $0.1 million, provision for a claim payable to a customer of $0.4 million, cost related to a special dividend of $1.25 per share on restricted stock of $0.2 million and write-offs of assets of $0.2 million.

Selling, general and administrative costs for the nine months ended September 30, 2005 include a one time special performance based incentive program for sales teams of $0.4 million and compensation expense related to a special dividend of $1.50 per share on restricted stock held by employees of $0.1 million.

In addition to the above-described items, the 1.9 percentage point decrease is primarily due to increases in revenue and increases in certain costs in the nine months ended September 30, 2006 as against the nine months ended September 30, 2005. The increase in revenue has resulted in an approximately 3.4 percentage point decrease in selling, general and administrative costs as a percentage of revenue because the Company has certain fixed costs, which do not increase as revenue increases. Cost increases include increase in travel of $0.2 million, depreciation of $0.7 million, rent of $1.4 million towards the additional new facilities at Mumbai, Pune and Chennai in India, telecommunication expenses of $0.3 million, office expenses of $1.5 million and professional expenses of $0.2 million, partially offset by decreases in compensation cost of $1.2 million, marketing cost of $0.2 million and consultancy fees of $0.6 million, which has resulted in an approximately 1.5 percentage point increase.

Income Taxes.  The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company’s assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management’s estimates and accordingly are subject to revision based on additional information.

The provision for income tax contingencies no longer required for any particular tax year is credited to the current period’s income tax expenses. During the three months ended September 30, 2006 and September 30, 2005, the effective income tax rate was 2.0% and 12.9% respectively. During the nine months ended September 30, 2006 and September 30, 2005, the effective income tax rate was 10.6% and 16.5% respectively. The tax rates for the three months and nine months ended September 30, 2006 were impacted by reversal of tax reserves of $2.0 million. The tax rates for the three months and nine months ended September 30, 2005 were impacted by the reversal of a tax reserve of $2.6 million and a provision for valuation allowance of $1.7 million attributable to certain deferred tax benefits, on the write-off of certain investments in 2001, which are not expected to be materialized.

Results of Operations for Year Ended December 31, 2005 versus Year Ended December 31, 2004

Revenues.  Net revenues increased to $226.2 million in 2005 from $186.6 million in 2004, representing a 21.2% increase. The Company’s revenues have increased primarily consequent to our increased workforce. Information technology offshoring is clearly becoming a mega trend with increasing numbers of global corporations aggressively outsourcing their crucial applications development or business processes to vendors with an offshore presence. Syntel has also benefited from this trend. At the beginning of 2004, the Company introduced the Client Partner Program, which enabled better relationships with key customers leading to growth in business. Further, during the year 2005, the Company introduced Business Unit Heads which enables better relationship and leadership for each of its Business Units. Worldwide billable headcount, including personnel employed by Syntel India, Syntel Singapore, Syntel Europe and Syntel Germany as of December 31, 2005, increased 41% to 4,465 employees as compared to 3,172 employees as of December 31, 2004. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where our recoveries per offshore billable resource is generally lower as compared to an on-site based resource. As of December 31, 2005, the Company had approximately 67% of its billable workforce in India as compared to 60% as of December 31, 2004. The top five customers accounted for 45% of the total revenues in 2005, up from 40% of the total revenues in 2004. Moreover, the top ten customers accounted for 65% of the revenues in 2005 as compared to 61% in 2004.

Applications Outsourcing Revenues.  Applications Outsourcing revenues increased from $143.0 million, or 76% of total revenues, in 2004, to $171.3 million, also 76% of total revenues, in 2005. The $28.3 million increase is attributable principally to revenue from new engagements, contributing $64.3 million partially offset by a net decrease in existing projects in the amount of $6.0 million and by $30.0 million in lost revenues as a result of project completions.

Applications Outsourcing Cost of Revenues.  Cost of revenues consists of costs directly associated with billable consultants worldwide, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees and trainee compensation. Applications Outsourcing cost of revenues increased to 57.7% of Applications Outsourcing revenues in 2005, from 56.2% in 2004. The 1.5% increase in cost of revenues as a percent of revenues was attributable primarily to increased compensation cost associated with a special dividend on restricted stock and a performance-based incentive program for delivery teams, during the three months ended March 31, 2005, contributing an increase of 0.1%, the salary revision, effective April 1, 2005, in India, contributing an increase of 0.5%, visa filing expenses, contributing an increase of 0.5% and increase in offshore headcount, contributing an increase of 1.3%. These increases were partially offset by a 0.4% decrease due to write back of leave accruals, related to the change in leave policy in India and a 0.5% decrease due to reversal of payroll tax provision.

e-Business Revenues.  e-Business revenues increased from $29.2 million in 2004, or 16% of total consolidated revenues, to $31.2 million in 2005, or 14% of total consolidated revenues. The $2.0 million increase is attributable principally to revenue from new engagements, contributing $10.0 million, partially offset by a net decrease in existing projects in the amount of $1.3 million and by $6.7 million in lost revenues as a result of project completions.

e-Business Cost of Revenues.  Cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees and trainee compensation. e-Business cost of revenues increased to 69.0% of e-business revenues in 2005, from 61.4% in 2004, an increase of 7.6%. This increase was attributable primarily to compensation cost associated with a special dividend on restricted stock and a performance-based incentive program for delivery teams during the three months ended March 31, 2005 and the salary revision effective April 1, 2005 in India, partially offset by the write back of leave accruals related to the change in leave policy in India.

TeamSourcing Revenues.  TeamSourcing revenues increased from $12.5 million, or 7% of total consolidated revenues, in 2004, to $16.9 million, also 7% of total consolidated revenues, in 2005. The $4.4 million increase is attributable principally to revenue from new engagements and increased revenue of $4.3 million from the SkillBay web portal partially further increased by $1.6 million due to net increase in revenue from existing projects and partly offset by $1.5 million in lost revenues as a result of project completion and net reduction in revenues from exiting projects.

TeamSourcing Cost of Revenues.  TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees and trainee compensation. TeamSourcing cost of revenues increased to 71.2% of TeamSourcing revenues in 2005, from 63.2% in 2004. The 8.0% increase in cost of revenues, as a percent of total TeamSourcing revenues, was attributable primarily to the higher cost TeamSourcing placements partially offset by net revenues from SkillBay web portal placements.

BPO Revenues.  The BPO segment started contributing revenues during 2004. Revenues from this segment were $6.7 million, or 3% of total revenues, in 2005 compared to $1.8 million, or 1% of total revenues, in 2004. Also, as of February 1, 2005, the Company signed a joint venture agreement with a large banking institution which helped it to ramp up its business in the BPO segment.

BPO Cost of Revenues.  The BPO segment cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, finder’s fees, trainee compensation and travel. Cost of revenues for the year ended 2005 decreased to 37.8% of the segment’s revenues from 53.3% for the year ended December 31, 2004. The 15.5% decrease in cost of revenues, as a percent of total BPO revenues, was attributable primarily to better utilization of resources.

As a result of the continued uncertainty and weakness in the global economic and political environment, companies continue to seek to outsource their IT spending offshore. However, the Company also sees clients’ needs to reduce their costs and the increased competitive environment among IT companies. The Company expects these conditions to continue in the next few quarters. In response to the continued pricing pressures and increased competition for outsourcing clients, the Company continues to focus on expanding its service offerings into areas with higher and sustainable price margins, managing its cost structure and anticipating and correcting for decreased demand and skill and pay level imbalances in its personnel. The Company’s immediate measures include increased management of compensation expenses through headcount management and variable compensation plans, as well as increasing utilization rates or reducing non-deployed sub-contractors or non-billable IT professionals.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative and corporate staff, as well as travel, telecommunications, business promotions, marketing and various facility costs for the Company’s Global Development Centers and various offices.

Selling, general and administrative costs for the year ended December 31, 2005 were $44.9 million, or 19.9% of total revenues, compared to $37.0 million, or 19.8% of total revenues, for the year ended December 31, 2004.

Selling, general and administrative costs for the year ended December 31, 2005 include a one-time special performance-based incentive program for sales teams of $0.4 million, compensation expense related to a special dividend of $1.50 per share on restricted stock held by employees of $0.1 million and expense related to allowance for doubtful accounts of $1.1 million.

After considering the impact of the above-mentioned items, the decrease in selling, general and administrative expenses as a percentage of revenue is primarily due to increase in revenue during the year ended December 31, 2005 as against the year ended December 31, 2004, which resulted in an approximately 3.4% decrease partially offset by an increase in compensation costs of $0.1 million in the U.S. and India, travel expenses of $0.7 million, depreciation of $1.6 million and rent of $0.6 million towards the BPO offices at the Hiranandani, Mumbai and the Pune facilities in India, consulting charges of $0.3 million, legal expenses of $0.4 million, professional charges of $0.5 million, recruiting expenses of $0.3 million, provision for doubtful debts of $0.1 million, office expenses of $1.4 million and telecommunication expenses of $0.3 million, which resulted in an approximately 2.8% increase.

Results of Operations for Year Ended December 31, 2004 versus Year Ended December 31, 2003

Revenues.  Net revenues increased from $179.5 million in 2003 to $186.6 million in 2004, representing a 3.9% increase. During the first quarter of 2004 the Company entered into its first BPO agreement, which contributed $1.8 million revenue for the year 2004. Further, our revenues have increased primarily consequent to our increased workforce. Information technology offshoring is becoming a major trend with increasing numbers of global corporations aggressively outsourcing their crucial applications development or business processes to vendors with an offshore presence. Syntel has also benefited from this trend. At the beginning of 2004, the Company introduced the Client Partner Program, which enabled better relationships with key customers leading to growth in business. Worldwide billable headcount, including personnel employed by Syntel India, Syntel Singapore, Syntel Europe and Syntel Germany as of December 31, 2004 increased 19% to 3,172 employees as compared to 2,664 employees as of December 31, 2003. However, the growth in revenues was not commensurate with the growth in the billable headcount. This is primarily because a significant growth in the billable headcount was in India, where our recoveries per offshore billable resource is generally lower as compared to an on-site based resource. As of December 31, 2004, the Company had approximately 60% of its billable workforce in India as compared to 52% as of December 31, 2003. The Company also decreased its dependence on its larger customers. The top five customers accounted for 40% of the total revenues in 2004, down from 42% of the total revenues in 2003. Moreover, the top ten customers accounted for 61% of the revenues in 2004 as compared to 64% in 2003.

Applications Outsourcing Revenues.  Applications Outsourcing revenues increased from $136.4 million, or 76% of total revenues, in 2003, to $143.0 million, also 76% of total revenues, in 2004. The $6.6 million increase is attributable principally to revenue from new engagements, contributing $45.9 million, partially offset by a net decrease in existing projects in the amount of $15.6 million and by $23.7 million in lost revenues as a result of project completions.

Applications Outsourcing Cost of Revenues.  Cost of revenues consists of costs directly associated with billable consultants worldwide, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees and trainee compensation. Applications Outsourcing cost of revenues increased to 56.2% of Applications Outsourcing revenues in 2004, from 54.3% in 2003. The 1.9% increase in cost of revenues as a percent of revenues was attributable primarily to the aggressive offshore hiring during 2004, which impacted costs, but did not necessarily add to revenues as a significant number of these hires went into training.

e-Business Revenues.  e-Business revenues decreased from $33.8 million in 2003, or 19% of total consolidated revenues, to $29.2 million in 2004, or 16% of total consolidated revenues. The $4.6 million decrease was attributable principally to lost revenues as a result of project completion and net reduction in revenues from existing projects contributing approximately $12.2 million, partially offset by approximately $5.9 million in revenue from new engagements and a nonrecurring $1.7 million reduction in revenue in 2003 resulting from a regular warrant granted to a significant customer as a sales incentive.

e-Business Cost of Revenues.  Cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees and trainee compensation. e-Business cost of revenues increased to 61.4% of e-Business revenues in 2004, from 57.4% in 2003, an increase of 4.0%. This increase was attributable primarily to the aggressive hiring which impacted costs, but did not necessarily add to revenues as a significant number of these hires were still in training.

TeamSourcing Revenues.  TeamSourcing revenues increased from $9.3 million, or 5% of total consolidated revenues, in 2003, to $12.5 million, or 7% of total consolidated revenues, in 2004. The $3.2 million increase is attributable principally to revenue from new engagements and increased revenue of $4.7 million from the SkillBay web portal partially offset by $1.5 million in lost revenues as a result of project completion and net reduction in revenues from exiting projects.

TeamSourcing Cost of Revenues.  TeamSourcing cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, relocation costs, immigration costs, finder’s fees, and trainee compensation. TeamSourcing cost of revenues decreased to 63.2% of TeamSourcing revenues in 2004, from 87.8% in 2003. The 24.6% decrease in cost of revenues, as a percent of total TeamSourcing revenues was attributable primarily to the higher margin TeamSourcing placements and net revenues from SkillBay web portal placements during 2004.

BPO Revenues.  The BPO segment started contributing revenues during 2004. Revenues from this segment were $1.8 million, or 1% of total revenues, in 2004.

BPO Cost of Revenues.  The BPO segment cost of revenues consists of costs directly associated with billable consultants, including salaries, payroll taxes, benefits, finder’s fees, trainee compensation, travel and consumables, as well as dedicated connectivity charges. The BPO segment cost of revenues was 53.3% of the segment’s revenues for the year ended December 31, 2004.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of salaries, payroll taxes and benefits for sales, solutions, finance, administrative and corporate staff, as well as travel, telecommunications, business promotions, marketing and various facility costs for the Company’s Global Development Centers and various offices.

Selling, general and administrative costs for the year ended December 31, 2004 were $37.0 million or 19.8% of total revenues, compared to $28.3 million, or 15.8% of total revenues, for the year ended December 31, 2003.

Selling, general and administrative costs for the year ended December 31, 2003 includes net reversals of $0.5 million primarily on account of successful recovery of receivables previously provided for as allowance for doubtful accounts, a $2.0 million revision of the estimated reserve for litigation and legal fees due to settlements and other changes in estimates of underlying legal costs, a $0.7 million reduction in office related expenses due to the settlement of vendor disputes, and a downward revision of the 2002 estimates of bonus compensation of $0.8 million.

After considering the impact of the above-mentioned items, the selling, general and administrative expenses were 19.8% and 18.0% of total revenues for the years ended December 31, 2004 and 2003, respectively. The 1.8 percentage point increase in selling, general and administrative expenses as a percentage of revenue is primarily due to net increases in costs related to depreciation of $1.0 million, communication expenses of $0.9 million, compensation and hiring related expense in the U.S. and India of $0.6 million, travel expenses of $0.4 million, marketing expenses of $0.3 million and corporate expenses of $1.5 million, which resulted in an approximately 2.6 percentage point increase, partially offset by increases in revenue during the twelve months ended December 31, 2004 as against the twelve months ended December 31, 2003, which resulted in an approximately 0.8 percentage point decrease.

Quarterly Results of Operations

Set forth below are selected financial data by calendar quarter for each of the seven quarters beginning with the quarter ended March 31, 2005 through the quarter ended September 30, 2006. In the opinion of management, this information has been presented on the same basis as the Company’s Consolidated Financial Statements appearing elsewhere in this prospectus and all necessary adjustments (consisting only of normal recurring adjustments) have been included in order to present fairly the unaudited quarterly results. The results of operations for any quarter are not necessarily indicative of the results for any future period.

	Year Ended December 31, 2005				Year Ended December 31, 2006
	First	Second	Third	Fourth	First	Second	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share data)

Net revenues	$50,732	$54,677	$58,501	$62,279	$63,496	$64,410	$69,217
Cost of revenues	29,704	32,754	35,298	37,287	39,162	41,470	42,635

Gross profit	21,028	21,923	23,203	24,992	24,334	22,940	26,582
Selling, general and administrative expenses	11,165	10,699	10,533	12,520	10,598	11,645	13,056

Income from operations	9,863	11,224	12,670	12,472	13,736	11,295	13,526
Other income, principally interest	1,136	708	810	1,938	889	1,338	1,298

Income before income taxes	10,999	11,932	13,480	14,410	14,625	12,633	14,824
Provision for income taxes	2,005	2,246	1,741	14,508	2,570	1,580	293

Net income (loss)	$8,994	$9,686	$11,739	$(98)	$12,055	$11,053	$14,531

Earnings per share, diluted(1)	$0.22	$0.24	$0.29	$0.00	$0.29	$0.27	$0.35
Weighted average shares outstanding, diluted	40,526	40,570	40,669	40,838	40,948	41,043	41,123

(1)	Earnings per share for the quarter are computed independently and may not equal the earnings per share computed for the total year.

The Company’s quarterly revenues and results of operations have not fluctuated significantly from quarter to quarter in the past but could fluctuate in the future. Factors that could cause such fluctuations include: the timing, number and scope of customer engagements commenced and completed during the quarter; fluctuation in the revenue mix by segments; progress on fixed-price engagements; acquisitions; timing and cost associated with expansion of the Company’s facilities; changes in IT professional wage rates; the accuracy of estimates of resources and time frames required to complete pending assignments; the number of working days in a quarter; employee hiring and training, attrition and utilization rates; the mix of services performed on-site, off-site and offshore; termination of engagements; start-up expenses for new engagements; longer sales cycles for Applications Outsourcing engagements; customers’ budget cycles and investment time for training.

Income Tax Matters

Syntel India’s software development centers/units enjoy favorable tax provisions due to their registration in Special Economic Zone (SEZ), as Export Oriented Unit (EOU), Software Technologies Parks of India (STPI) units.

Units of Syntel India registered with STPI, EOU and certain units located in SEZ are exempt from payment of corporate income taxes for ten years of operations on the profits generated by these units or March 31, 2009, whichever is earlier. Three units located in SEZ are eligible for 100% exemption from payment of corporate taxes for the first five years of operation and 50% exemption for the next five years. As of

April 1, 2006, three of the Company’s Software Development units located at Mumbai are no longer eligible to enjoy the above-mentioned tax exemption.

Provision for Indian Income Tax is made in respect of business profits generated from the above-mentioned software development units are not eligible for tax benefits and income from investments and interest income.

The benefit of the tax Holiday granted by the Indian authorities was $11.0 million, $7.6 million and $9.1 million for the years 2005, 2004 and 2003, respectively.

The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million during 2005 out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including U.S. Federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extraordinary dividends are required to be invested in the United States for specific purposes permitted under the Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2005, the Company has invested approximately $42.5 million towards permitted investments under the Act against this extraordinary dividend pursuant to an approved Domestic reinvestment plan.

The Company intends to use remaining accumulated and future earnings of foreign subsidiaries to expand operations outside the United States and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the United States and no provision for the U.S. federal and state income tax or applicable dividend distribution tax has been provided thereon. If the Company determines to repatriate all undistributed repatriable earnings of foreign subsidiaries as of September 30, 2006, the Company would have accrued taxes of approximately $44.5 million.

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company’s assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management’s estimates and accordingly are subject to revision based on additional information. The provision no longer required for any particular tax year, is credited to the current period’s income tax expenses. Conversely, in the event of a future tax examination, if the Company does not prevail on certain tax positions taken in filed returns, the tax expense related thereto will be recognized in the period in which the examiners’ position is determined to be final.

During the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, the effective income tax rate was 10.6%, 16.5%, 40.2%, 11.4% and 24.7%, respectively. The tax rate for the nine months ended September 30, 2006 was impacted by reversal of a tax reserve of $2.0 million. The tax rate for the nine months ended September 30, 2005 was impacted by the reversal of a tax reserve of $2.6 million, a provision for valuation allowance of $1.7 million attributable to certain deferred tax benefits and on the write-off of certain investments in 2001, which are not expected to be materialized. The tax rate for the year ended December 31, 2005 was impacted by reversal of a tax reserve of $2.6 million, provision for valuation allowance of $1.7 million and the tax related to the repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During year ended December 31, 2004, the tax rate was impacted by reversal of a tax reserve of $1.7 million, a tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel. Without the above, the effective income tax rate during the year ended December 31, 2004 would have been 17.3%. During year ended December 31, 2003, the tax rate was impacted by provision of a tax reserve of $3.1 million. Without the above, the effective income tax rate during the year ended December 31, 2003 would have been 19%. The tax rate continues to be positively impacted by the combined effects of offshore transition and reduced onsite profitability.

Syntel India has not provided for disputed Indian income tax liabilities aggregating $2.46 million for the financial years 1995-96 to 2001-02. Syntel India has obtained an opinion from an independent legal counsel for the financial year 1998-99 and opinions from another independent legal counsel for financial years 1995-96 to 1997-98, 1999-2000 to 2001-2002, which supports Syntel India’s stand in this matter.

Syntel India had filed an appeal with Commissioner of Income tax (Appeals) for the financial year 1998-99 and received a favorable decision. However, the Income tax department has gone into further appeal with the Income Tax Appellate Tribunal (ITAT) against this favorable decision. The ITAT has dismissed the appeal filed by the Income tax department. Since the Income tax department has recourse to file further appeal, there is no change in the relevant provision for the tax.

A similar appeal was filed by Syntel India with the Commissioner of Income tax (Appeals) for the financial year 1999-2000 was however dismissed in March 2004, against which, Syntel India has filed further appeal with the ITAT. Syntel India has also received orders for appeals filed with Commissioner of Income tax (Appeals) against the demands raised in March 2004 by the Income Tax Officer for similar matters relating to the financial years 1995-96 to 1997-98 and 2000-01 to 2001-02, and has received a favorable decision for 1995-96 and for the other years the contention of Syntel India is partially upheld. Syntel India has further appealed with the ITAT for the amounts not allowed by the Commissioner of Income tax (Appeals). The income tax department has filed further appeals against the relief granted to Syntel India by CIT (A).

Syntel India has not provided for other disputed Indian income tax liabilities aggregating to $4.32 million for the financial years 2001-02 to 2002-03 against which Syntel India has filed the appeals with the Commissioner of Income Tax (Appeals). Syntel India has obtained opinions from independent legal counsels, which support Syntel India’s stand in this matter. Syntel India has received an order from the Commissioner of Income Tax (Appeals) for the financial year 2001-02 and the appeal of Syntel India was partially allowed by the Commissioner of Income Tax (Appeals). Syntel India has further appealed with the ITAT for the amounts not allowed by the Commissioner of Income tax (Appeals). The Income tax department has filed a further appeal against the relief granted to Syntel India by CIT (A).

Further, Syntel India has not provided for disputed Indian income tax liabilities aggregating to $0.10 million for various years, for which Syntel India has filed necessary appeals/petitions.

All of the above tax exposures involve complex issues and may need an extended period to resolve the issues with the Indian income tax authorities. Management, after consultation with legal counsel, believes that the resolution of above matters will not have a material adverse effect on Syntel India’s financial position.

In December 2004, FASB Staff Position No. FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (FSP FAS 109-2), was issued, providing guidance under SFAS No. 109, “Accounting for Income Taxes,” for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004, enacted on October 22, 2004. FSP FAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP FAS 109-2. The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the United States in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including United States Federal and state taxes and Indian dividend distribution tax under the Indian Income Tax laws, related to this repatriation during the fourth quarter of 2005. Proceeds from these extraordinary dividends are required to be invested in the United States for specific purposes permitted under the Act pursuant to an approved written domestic reinvestment plan. As of September 30, 2006, the Company had fully invested all of the proceeds towards permitted investments under the Act against this extraordinary dividend pursuant to an approved Domestic reinvestment plan.

Tax Credit

During the year ended December 31, 2004, the provision for income taxes was reduced by research and development tax credits claimed. The tax credits relate to increased qualified expenditures for software development. The Company completed a review of such qualified expenditures and filed refund claims for the tax years ended December 31, 1999, 2000, 2001 and 2002. The appropriate tax benefit for these years has been recorded currently in conjunction with the completion of the review. This tax credit had a positive impact of $0.5 million on taxes.

In addition, during the year ended December 31, 2004, Syntel India accounted for a credit of approximately $0.5 million in respect of U.S. branch profit taxes related to prior periods up to June 30, 2004 and also reclassified in the balance sheet $1.0 million from income taxes payable to deferred tax liability.

Liquidity and Capital Resources

The Company generally has financed its working capital needs through operations. Both the Mumbai and Chennai expansion programs, as well as the 1999 acquisitions of Metier, Inc. and IMG, Inc. were financed from internally generated funds. Additionally, construction of the Technology Campus in Pune, India is being financed through internally generated funds.

The Company’s cash and cash equivalents consist primarily of certificates of deposit, corporate bonds and treasury notes. A part of such amounts are held by JP Morgan Chase Bank NA and remaining amounts are held by various banking institutions including India-based banks.

Net cash provided by operating activities for the nine month periods ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003 was $20.7 million, $27.8 million, $36.4 million, $48.5 million and $44.1 million, respectively. The number of days sales outstanding in accounts receivable was approximately 64 days, 65 days, 52 days, 61 days and 60 days as of September 30, 2006 and 2005 and December 31, 2005, 2004 and 2003, respectively.

Net cash used in investing activities was $27.1 million for the nine months ended September 30, 2006, consisting principally of $96.9 million for the purchase of short term investments and $9.3 million of capital expenditures consisting principally of capital work in progress, including capital advances towards construction of a Global Development Center at Pune, India, PCs and communications equipment, partially offset by the sale of short term investments of $79.1 million. Net cash provided by investing activities was $20.6 million for the nine months ended September 30, 2005, consisting principally of $39.2 million for the sale of short term investments partially offset by $11 million of capital expenditures and the purchase of short term investments of $7.6 million.

Net cash provided by investing activities was $21.6 million for the year ended December 31, 2005. During 2005, the Company invested $27.9 million to purchase short-term investments and $16.4 million for capital expenditures, consisting principally of PCs, communications equipment and infrastructure and facilities. This was partially offset by proceeds from sale of or maturities of short-term investments of $65.9 million.

Net cash used in investing activities was $33.1 million for the year ended December 31, 2004. During 2004, the Company invested $94.3 million to purchase short-term investments and $12.0 million for capital expenditures, consisting principally of PCs, communications equipment and infrastructure and facilities. This was partially offset by proceeds from sale or maturities of short-term investments of $73.2 million.

Net cash used in investing activities was $20.2 million for the year ended December 31, 2003. During 2003, the Company invested $52.3 million to purchase short-term investments and $4.2 million for capital expenditures, consisting principally of PCs, communications equipment and infrastructure and facilities. This was partially offset by proceeds from sale or maturities of short-term investments of $36.3 million.

Net cash used in financing activities was $57.0 million for the nine months ended September 30, 2006, consisting principally of $58.6 million in dividends paid out partially offset by $1.6 million of proceeds from the issuance of shares under the Company’s employee stock option plan and employee stock purchase plan.

Net cash used in financing activities was $66.6 million for the nine months ended September 30, 2005, consisting principally of $68.4 million in dividends paid out and $0.7 million in common stock repurchases, partially offset by $2.5 million of proceeds from the issuance of shares under the Company’s employee stock option plan and employee stock purchase plan.

Net cash used in financing activities in 2005 was $68.1 million, due principally to the dividend distribution of $70.9 million and the repurchase of 35,000 shares of common stock for $0.7 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $3.4 million.

Net cash used in financing activities in 2004 was $8.0 million, due principally to the dividend distribution of $9.7 million and the repurchase of 100,000 shares of common stock for $1.4 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $3.1 million.

Net cash used in financing activities in 2003 was $45.9 million, due principally to the dividend distribution of $52.3 million and the repurchase of 10,000 shares of Common Stock for $0.1 million, partially offset by proceeds from the issuance of shares under stock option and stock purchase plans of $6.5 million.

The Company has a line of credit with JP Morgan Chase Bank NA, which provides for borrowings up to $20.0 million. The line of credit has been renewed and amended and now expires on August 31, 2007. The line of credit has a sub-limit of $5.0 million for letters of credit, which bear a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowings under the line of credit bear interest at (i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25%, (ii) the bank’s prime rate minus 1.0% or (iii) negotiated rate plus 1.25%. There were no outstanding borrowings at September 30, 2006.

The Company believes that the combination of present cash balances and future operating cash flows will be sufficient to meet the Company’s currently anticipated cash requirements for at least the next 12 months.

The following table sets forth the Company’s known contractual obligations as of December 31, 2005:

	Payments Due by Period
		Less Than 1			More Than 5
	Total	Year	1-3 Years	3-5 Years	Years
	(In thousands)

Contractual obligation
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	9,988	2,667	4,034	3,174	113
Purchase obligations	2,886	2,886	—	—	—
Other long-term liabilities reflected on the registrant’s balance sheet under GAAP	—	—	—	—	—

Total	$12,874	$5,553	$4,034	$3,174	$113

Certain agreements for lease and purchase obligations included above are cancelable with a specified notice period or penalty, however all contracts are reflected in the table above as if they will be performed for the full term of the agreement.

Critical Accounting Policies

We believe the following critical accounting policy, among others, affects the more significant judgments and estimates used in the preparation of our consolidated financial statements. The Company has discussed this critical accounting policy and the estimates with the Audit Committee of the Board of Directors.

Revenue Recognition.  Revenue recognition is the most significant accounting policy for the Company. The Company recognizes revenue from time and material contracts as services are performed. During the three months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, revenues from time and material contracts constituted 58%, 51%, 50%, 46% and 48% of total revenues, respectively. Revenue from fixed-price, application management, maintenance and support engagements is recognized as earned, which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement. During the three months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, revenues from fixed price application management and support engagements constituted 26%, 29%, 29%, 33% and 27% of total revenues, respectively.

Revenue on fixed price development projects is measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts required through the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying financial statements. During the three months ended September 30, 2006 and 2005 and the years ended December 31, 2005, 2004 and 2003, revenues from fixed price development contracts constituted 16%, 20%, 21%, 21% and 25% of total revenues, respectively.

Significant Accounting Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles (GAAP) in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses for the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. The Company bases its estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition.  The use of the proportional performance method of accounting requires that the Company makes estimates about its future efforts and costs relative to its fixed price contracts. While the Company has procedures in place to monitor the estimates throughout the performance period, such estimates are subject to change as each contract progresses. The cumulative impact of any such changes is reflected in the period in which the changes become known.

Allowance for Doubtful Accounts.  The Company records an allowance for doubtful accounts based on a specific review of aged receivables. The provision for the allowance for doubtful accounts is recorded in selling, general and administrative expenses. These estimates are based on our assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit data, bad debt write-offs and other known factors.

Income Taxes — Estimates of Effective Tax Rates and Reserve for Tax Contingencies.  The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company’s assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management’s estimates and accordingly are subject to revision based on additional information. The provision no longer required for any particular tax year is credited to the current period’s income tax expense. During the three months ended September 30, 2006 and 2005 and the years ended December 30, 2005, 2004 and 2003 the effective income tax rate was 2.0%, 12.9%, 40.2%, 11.4% and 24.7%, respectively.

Accruals for Legal Expenses and Exposures.  The Company estimates the costs associated with known legal exposures and their related legal expenses and accrues reserves for either the probable liability, if that amount can be reasonably estimated, or otherwise the lower end of an estimated range of potential liability.

Undistributed Earnings of Foreign Subsidiaries.  The Company intends to use accumulated and future earnings of foreign subsidiaries to expand operations outside the U.S. and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the U.S. and no provision for U.S. federal and state income tax or applicable dividend distribution tax has been provided thereon.

Recent Accounting Pronouncements

In July 2006, FASB issued Interpretation No. 48 (FIN 48) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarified the accounting for income tax by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, the adoption of FIN 48 will have on its results of operations or financial position.

In September 2006, the FASB issued Statement No. 157 (SFAS 157), Fair Value Measurements, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS 157 will have on the Company’s financial position, results of operations and liquidity and its related disclosures.

In September 2006, FASB issued Statement No. 158 (SFAS 158) Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), which requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income, which is effective for fiscal years ending after December 15, 2006. The Company is currently evaluating the impact SFAS 158 will have on the Company’s financial position, results of operations and liquidity and its related disclosures.

BUSINESS

Company Overview

Syntel is a worldwide provider of IT and outsourcing services to Global 2000 companies. The Company tailors its services to specific industries, and utilizes a global delivery service model. Syntel’s integrated on-site/offshore business model combines technical and account management teams located on-site at the customer location and offshore at dedicated development centers located primarily in India. The Company’s core service offerings include: (i) Applications Outsourcing, consisting of application management services for ongoing management, development and maintenance of business applications; (ii) BPO, consisting of high-value, customized outsourcing solutions that enhance critical back-office services such as transaction processing, loan servicing, retirement processing, collections and payment processing; (iii) e-Business, consisting of strategic advanced technology services in the integration and development of technology applications, including E-commerce, Web development, CRM, Data Warehousing, EAI, ERP and Web solutions and (iv) TeamSourcing, consisting of professional IT consulting services.

The Company’s Global Delivery Service provides Syntel with flexibility to deliver to each customer a unique mix of services on-site at the customer’s location, off-site at Syntel’s U.S. locations and offshore at Global Development Centers in Mumbai, Chennai and Pune, India. The benefits to the customer from this customized service approach include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week and cost-effectiveness. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world largely unconstrained by geography, time zones or cultures.

Syntel provides its services to a broad range of Global 2000 companies in the financial services, healthcare, insurance, automotive, retail and other industries. During the first nine months of 2006 the Company provided services to over 80 customers, principally in the U.S., including Allstate, American Express, DaimlerChrysler, Humana and State Street Bank. The Company has been chosen as a preferred vendor by many of its customers and has been recognized for its quality and responsiveness. We seek to develop long-term relationships with our customers so as to become a trusted business partner and enable us to expand our roles with current customers. Additionally, the Company believes that its vertical expertise, breadth of service and cultural alignment are also important decision factors in the Company being chosen as a preferred vendor. The Company has a focused sales effort that includes a strategy of migrating existing TeamSourcing customers to higher-value e-Business and Applications Outsourcing services. Recently, the Company has focused on increasing its resources in the development, marketing and sales of its Applications Outsourcing, BPO, e-Business and TeamSourcing services to expand its customer base.

The Company believes its human resources are its most valuable asset and invests significantly in programs to recruit, train and retain IT professionals. The Company recruits globally through its worldwide recruiting network and maintains a broad package of employee support programs. Syntel believes that its management structure and human resources organization is designed to maximize the Company’s ability to efficiently expand its IT professional staff in response to customer needs.

As of September 30, 2006, Syntel had 7,506 total full time employees and its worldwide billable headcount consisted of 5,130 consultants providing professional services to Syntel’s customers.

Industry

Increasing globalization, rapid adoption of the Internet as a business tool and technological innovation are creating an increasingly competitive business environment that requires companies to fundamentally change their business processes. This change is driven by increasing demand from customers for increased quality, lower costs, faster turnaround and highly responsive and personalized service. To effect these changes and adequately address these needs, companies are focusing on their core competencies and on cost-effectively utilizing IT solutions to improve productivity, lower costs and manage operations more effectively.

Designing, developing and implementing advanced technology solutions are key priorities for the majority of corporations. In addition, the development and maintenance of new IT applications continues to be a high priority. This type of work requires highly skilled individuals trained in diverse technologies. However, there is a growing shortage of these individuals and many companies are reluctant to expand their IT departments through additional staffing, particularly at a time when they are attempting to minimize their fixed costs and reduce workforces. The Company believes that many organizations are concluding that using outside specialists to address their advanced technology and ongoing IT requirements enables them to develop better solutions in shorter time frames and to reduce implementation risks and ongoing maintenance costs. Those outside specialists best positioned to benefit from these trends have access to a pool of skilled technical professionals, have demonstrated the ability to manage IT resources effectively, have low-cost offshore software development facilities, and can efficiently expand operations to meet customer demands.

Demand for IT services has grown significantly as companies seek ways to outsource not only specific projects for the design, development and integration of new technologies, but also ongoing management, development and maintenance of existing IT systems.

The Company believes that outsourcing the ongoing management, development and maintenance of IT applications is becoming increasingly critical to business enterprises. The difficulties of IT planning, budgeting and execution in the face of technological innovations and uncertainties, the focus on cost cutting, and a growing shortage of skilled personnel are driving senior corporate management to strategically pursue outsourcing of critical internal IT functions. Organizations are seeking an experienced IT services outsourcing provider that not only has the expertise and knowledge to address the complexities of rapidly changing technologies, but also possesses the capability to understand and automate the business processes and knowledge base of the organization. In addition, the IT provider must be able to develop customized solutions to problems unique to the organization.

This involves maintaining a combination of on-site, off-site and offshore professionals who know the customer’s IT processes, providing access to a wide range of expertise and best practices, providing responsiveness and accountability to allow internal IT departments to meet organization goals, and providing low cost, value-added services to stay within the organization’s IT budget constraints. In today’s environment, large organizations are increasingly finding that full facilities management outsourcing providers who own and manage an organization’s entire IT function do not permit the organization to retain control over, or permit flexible reallocation of, its IT resources.

According to International Data Corporation (IDC), the IT services market was $446 billion in 2005 and is projected to grow at a 5.8% annual growth rate from 2006 to 2010. The 2005 NASSCOM-McKinsey report estimates that the offshore IT services industry will grow at a 24.4% compound annual growth rate from $18.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. The report estimates that India-based companies accounted for 65% of revenues in fiscal 2005 and that India will retain its dominant position as the most favored offshore IT services destination for the foreseeable future.

With the success businesses are having with outsourcing their IT services work, many have begun exploring BPO. According to IDC, the global business outsourcing market was $384.5 billion in 2005 and is projected to grow at a 10.0% compound annual growth rate from 2005 through 2010 to $617.9 billion. Demand for offshore BPO services has also grown substantially in recent years. The NASSCOM-McKinsey report estimates that the offshore BPO industry will grow at a 37.0% compound annual growth rate, from $11.4 billion in fiscal 2005 to $55.0 billion in fiscal 2010. The report identifies the banking and insurance industries as representing 50% of the potential offshore BPO market and estimates that providers have captured less than 10% of the total opportunity, even in industries that began outsourcing processes early on, such as insurance (life, health and property and casualty) and retail banking (including deposits and lending, credit cards, mortgages and loans). The report estimates that India-based companies accounted for 46% of offshore BPO revenue in fiscal 2005 and that India will retain its dominant position as the most favored offshore BPO destination for the foreseeable future.

Competitive Advantages

Syntel has developed mature processes to handle large, complex assignments and more efficiently deliver higher quality IT and BPO solutions through a global delivery model. Management believes that Syntel’s global delivery model, vertical domain expertise, focus on customer service and end-to-end product are key competitive advantages.

Global Delivery Service.  Syntel performs its services on-site at the customer’s location, off-site at Syntel’s U.S. locations and offshore at its Indian locations. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers around the world, largely unconstrained by geographies, time zones and cultures. This Global Delivery Service gives the Company the flexibility to deliver to each customer a unique mix of on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise, resource availability and cost-effective delivery. The benefits to the customer from this customized service include responsive delivery based on an in-depth understanding of the specific processes and needs of the customer, quick turnaround, access to the most knowledgeable personnel and best practices, resource depth, 24-hour support seven days a week and cost-effectiveness. To support its Global Delivery Service, the Company currently has three Global Development Centers located in Mumbai, Pune, and Chennai, India. The Company also has a Support Center located in Cary, North Carolina. The Mumbai Global Development Center employed 3,055 persons as of September 30, 2006 and has a capacity of approximately 3,299 people. The Pune Global Development Center employs 1,429 people and has a capacity of approximately 1,887 people. The Chennai Global Development Center employed 1,131 persons as of September 30, 2006 and has a capacity of approximately 1,513 persons.

In August 2006, the Company completed Phase 1 of a state-of-the-art development and training campus in Pune, India which includes an office building with space for 950 seats, a food court and hotel. When fully completed, the facility will cover over 1 million square feet and will accommodate 9,000 employees within a 40 acre office park. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center.

Trusted Business Partner.  The Syntel corporate culture reflects a “customer for life” philosophy, which emphasizes flexibility, responsiveness, cost-consciousness and a tradition of excellence. The Company recognizes that its best source for new business opportunities comes from existing customers and believes its customer service is a significant factor in Syntel’s high rate of repeat business. At engagement initiation, Syntel’s services are typically based on expertise in the software life cycle and underlying technologies. Over time, however, as Syntel develops an in-depth knowledge of a customer’s business processes, IT applications and industry, Syntel gains a competitive advantage to perform additional higher-value IT services for that customer.

Deep Industry Expertise.  Syntel has developed methodologies, toolsets and proprietary knowledge applicable to specific industries. Syntel combines deep industry knowledge with an understanding of its clients’ needs and technologies to provide high value, high quality services. Syntel’s industry expertise can be leveraged to assist other clients in the same industry, thereby improving quality and the value of its services. The Company’s domain expertise extends to multiple verticals, with particular strength in financial services, insurance, and healthcare. For the nine months ended September 30, 2006, the Company’s revenue breakdown by industry vertical for financial services, healthcare, insurance, auto, retail, and other was 43%, 17%, 17%, 11%, 3% and 9%, respectively.

Depth and Breadth of Service Offerings.  The Company provides a comprehensive range of IT services, including application development, application maintenance and support, packaged software implementation, infrastructure management services, BPO and testing services. Syntel’s knowledge and experience spans multiple computing platforms and technologies, which enable us to address a range of business needs and to function as a virtual extension of its clients’ IT departments. The Company offers a broad spectrum of services in select industry sectors, which it leverages to capitalize on opportunities throughout its clients’ organizations. The Company continues to create market-based service offerings to meet the emerging needs of its customers.

Proven Intellectual Capital.  Over its 26-year history, Syntel has developed a proven set of methodologies, practices, tools and technical expertise for the development and management of its customers’ information systems. The Company believes that its intellectual capital is an important part of its competitive advantage. The Company benefits from its own experience in transitioning from a 100% onshore service provider to a majority offshore-centric service provider. The Company employs a team of professionals in its Strategic Offerings Group whose mission is to develop and formalize Syntel’s “intellectual capital” for use by the entire Syntel organization. This intellectual capital includes methodologies for the selection of appropriate customer IT functions for management by Syntel, tools for the transfer to Syntel of the systems knowledge of the customer, and techniques for providing systems support improvements to the customer. The Company believes its intellectual capital enhances its ability to understand customer needs, design customized solutions and provide quality services on a timely and cost-effective basis. The Company strives to continually enhance this knowledge base by creating competencies in emerging technical fields such as internet/intranet applications, client/server applications, object-oriented software, e-commerce and data warehousing technology. Through these efforts, the Company becomes more valuable to the customer and is often able to expand the scope of its work to existing customers.

Fixed-Price and Fixed-Timeframe.  We have historically performed approximately half of our services on a fixed-price, fixed-timeframe basis, which we believe aligns our objectives with those of our clients. We deliver solutions for both enterprise-wide and departmental initiatives on a fixed-price, fixed-timeframe basis using our proprietary tools and methodologies. We believe our ability to offer fixed-price, fixed-timeframe process is an important competitive differentiator that allows us and our clients to better understand our clients’ business needs, and to design, develop, integrate and implement solutions that address those needs.

Business Strategy

The Company’s objective is to become a strategic partner with its customers in managing the full IT services lifecycle by utilizing its Global Delivery Model, intellectual capital and customer service orientation. The Company plans to continue to pursue the following strategies to achieve this objective:

Leverage Global Delivery Model.  The ability to deliver a seamless service capability virtually anywhere in the world from its domestic and offshore facilities gives the Company an effective ability to meet customer needs for technical expertise, best practice IT solutions, resource availability, responsive turnaround and cost-effective delivery. The Company strives to leverage this capability to provide reliable and cost-effective services to its existing customers, expand services to existing customers and to attract new customers. Moreover, the flexibility and capacity of the Global Delivery Service and the Company’s worldwide recruitment and training programs enhance the ability of the Company to expand its business as the number of customers grows and their IT demands increase. The Company continues to expand the capacity of its Global Development Centers worldwide. The Company has made a significant migration of resources to offshore development locations. Measured by billable headcount, approximately 71% of services were delivered from offshore centers as of September 30, 2006 versus 51% as of September 30, 2003.

Continue to Grow Applications Outsourcing Services.  Through Applications Outsourcing, the Company markets its higher value applications management services for ongoing applications management, development and maintenance. In recent years, the Company has significantly increased its investment in Applications Outsourcing services and realigned its resources to focus on the development, marketing and sales of its Applications Outsourcing and e-Business services, including the hiring of additional salespeople and senior managers, redirecting personnel experienced in the sale of higher value contracts, developing proprietary methodologies, increasing marketing efforts and redirecting organizational support in the areas of finance and administration, human resources and legal.

Capitalize on Existing Capabilities in the High Growth BPO Market.  The Company will seek to capitalize on its existing value-added BPO solutions capabilities, primarily in the areas of financial services and insurance. By leveraging a mature Global Delivery Model and domain expertise, the Company is able to deliver process improvements as well as provide competitively priced BPO solutions. In addition to offering its existing BPO solutions, the Company also expects to build on its solution set to capitalize on additional opportunities.

Expand Customer Base and Role with Current Customers.  The Company’s emphasis on customer service and long-term relationships has enabled the Company to generate recurring revenues from existing customers. The Company also seeks to expand its customer base by leveraging its expertise in providing services to the financial services, healthcare, insurance, automotive retail and other industries, as well as to government entities. With the expansion of the Company’s Indian operations, the Company is increasing its marketing efforts in other parts of the world, particularly in Europe.

Attract and Retain Highly Skilled IT Professionals.  The Company believes that its human resources are its most valuable asset. Accordingly, its success depends in large part upon its ability to attract, develop, motivate, retain and effectively utilize highly skilled IT professionals. Over the years, the Company has developed a worldwide recruiting network, logistical expertise to relocate its personnel, and programs for human resource retention and development. The Company (1) employs professional recruiters who recruit qualified professionals throughout the U.S. and India, (2) trains employees and new recruits through both computer-based training and its four training centers, one of which is located in the U.S. and three of which are located in India, and (3) maintains a broad range of employee support programs, including relocation assistance, a comprehensive benefits package, career planning, a qualified stock purchase program, and incentive plans. The Company believes that its management structure and human resources organization is designed to maximize the Company’s ability to efficiently expand its professional IT staff in response to customer needs. The Company believes that its recent investment in its Pune, India campus has positively impacted its ability to attract and retain high quality talent.

Pursue Selective Partnership Opportunities.  The Company has entered into partnership alliances with several software firms and IT application infrastructure firms, including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, Microstrategy, Oracle, SAP, Serden Technologies and TIBCO, among others. The alliances provide a strong software implementation strategy for the customer, combining the partner’s software with Syntel’s extensive implementation and delivery capabilities. Before entering into a partnership alliance, the Company considers a number of criteria, including: (1) technology employed; (2) projected product lifecycles; (3) size of the potential market; (4) software integration requirements of the product and (5) the reputation of the potential partner.

Global Delivery Model

Syntel’s Global Delivery Service gives the Company the flexibility and resources to perform services on-site at the customer’s location, off-site at the Company’s U.S. locations and offshore at the Company’s Indian locations. By linking each of its service locations together through a dedicated data and voice network, Syntel provides a seamless service capability to its customers. The Global Delivery Service gives the Company the flexibility to deliver to each customer a customized mix of integrated on-site, off-site and offshore services to meet varying customer needs for direct interaction with Syntel personnel, access to technical expertise and best practices, resource availability and cost effective delivery.

Through on-site service delivery at the customer’s location, the Company is able to gain comprehensive knowledge concerning the customer’s personnel, processes, technology and culture, and maintain direct customer contact to facilitate project management, problem solving and integration of Syntel services. Off-site service delivery at the Company’s U.S. locations provides the customer with access to the diverse skill base and technical expertise resident at different regional centers, availability of resources and cost-effective delivery due to the savings in transportation, facilities and relocation costs associated with on-site work. Offshore service delivery at the Company’s Indian locations provides the customer with the capacity to receive around-the-clock attention to applications maintenance and project development for faster turnaround, greater availability of resources, expertise resident in India and more cost-effective delivery than the Company’s off-site services.

The Company has developed global recruiting and training programs which have efficiently provided skilled IT professionals to meet customer needs. In addition, the Company’s sales, solutions and delivery functions are closely integrated in the Global Delivery Service so that appropriate resources can be provided to the customer at the right time and at the most advantageous location. Each customer is tracked and serviced through a multi-stage customer care process. Regular meetings are held with key project management, sales, technical, legal and finance personnel to monitor progress, identify issues and discuss solutions. As engagements evolve and customer needs change, the Company can reallocate resources responsively among these locations as necessary.

Service Offerings

The Company provides a range of information technology services that are grouped into four segments as follows.

Applications Outsourcing.  Syntel provides high-value application management services for ongoing management, development and maintenance of business applications. Through Applications Outsourcing, the Company assumes responsibility for, and manages selected applications support functions of, the customers. The Global Delivery Service is central to Syntel’s delivery of Applications Outsourcing services. It enables the Company to respond to customers’ needs for ongoing service and flexibility and has provided the capability to become productive quickly on a cost-effective basis to meet timing and resource demands for mission critical applications.

Syntel has developed methodologies, processes and tools to effectively integrate and execute Applications Outsourcing engagements. Referred to as “IntelliTransfer®”, this methodology is implemented in three stages of planning, transition and launch. Syntel first focuses on the customer’s personnel, processes, technology and culture to develop a plan to effectively assimilate the business process knowledge of the customer. Syntel then begins to learn the business processes of the customer, and, finally, seeks to assume responsibility for performance of a particular customer applications system or systems. As the Company develops an in-depth knowledge of the customer’s personnel, processes, technology and culture, Syntel acquires a competitive advantage to pursue more value-added services. The Company believes its approach to providing these services results in a long-term customer relationship involving a key Syntel role in the business processes and applications of the customer.

Because providing both e-Business and Applications Outsourcing services typically involves close participation in the IT strategy of a customer’s organization, Syntel adjusts the manner in which it delivers these services to meet the specific needs of each customer. For example, if the customer’s business requires fast delivery of a mission-critical applications update, Syntel will combine its on-site professionals, who have knowledge of the customer’s business processes and applications, together with its global infrastructure to deliver around-the-clock resources. If the customer’s need is for cost reduction, Syntel may increase the portion of work performed at its offshore Global Development Centers, which have significantly lower costs. The Company believes that its ability to provide flexible service, delivery and access to resources permits responsiveness to customer needs and are important factors that distinguish its e-Business and Applications Outsourcing services from other IT service firms.

Business Process Outsourcing (BPO).  Syntel seeks to provide high-value BPO solutions to its customers, as opposed to low-value, capital-intensive voice-based BPO services. Through BPO, Syntel provides outsourced solutions for a client’s business processes, providing them with the advantage of a low-cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called Identeontm to assist with strategic assessments of business processes, identifying the right processes for outsourcing. In the area of financial services, Syntel focuses on the middle and back-office business processes of the transaction cycle. Syntel’s insurance BPO services include claims processing and policy administration, among others. BPO accounted for approximately 3% of revenues for the year ended December 31, 2005 and approximately 7% of revenues for the nine months ended September 30, 2006.

e-Business Services.  Syntel provides strategic advanced technology services for the design, development, implementation and maintenance of solutions to enable customers to be more competitive. Many of today’s advanced technology solutions are built around utilization of the Internet, which has transformed many businesses. The Company provides customized technology services in the areas of web solutions, including web architecture, web-enablement of legacy applications, and portal development. The Company also provides CRM services, which involve software solutions that put Syntel’s customers in closer touch with their own customers. Syntel helps its customers select the appropriate package software options, then customize and implement the solutions. In the area of Data Warehousing/Business Intelligence, Syntel helps customers make more strategic use of information within their businesses through the development and implementation of data warehouses and data mining tools. In the area of Enterprise Applications Integration, Syntel takes an enterprise-wide view of its customers’ environment and implements package software solutions that create better integration, and therefore better information utilization, between front-office and back-office applications. In the area of Enterprise Resource Planning, Syntel helps implement, customize and maintain various third party software packages. Additionally, the Company has effectively engaged several partnerships to provide its implementation, customization, migration and maintenance services with leading software and IT application software infrastructure providers including Ab Initio, Actuate, BEA Systems, Business Objects, Cognos, IBM, Informatica, Mercury, Microstrategy, Oracle, SAP, Serden Technologies and TIBCO, among others. The Company maintains a package agnostic approach to its clients. These partnerships are expected to provide the Company with increased opportunities for market penetration.

TeamSourcing®.  Syntel offers professional IT consulting services directly to its customers and, to a lesser degree, in partnership with other service providers. The professional IT consulting services include individual professionals and teams of professionals dedicated to assisting customer systems projects and ongoing IT functions. This service responds to the demand from internal IT departments for additional expertise, technical skills and personnel. The Company’s wide range of TeamSourcing services include IT applications systems specification, design, development, implementation and maintenance, which involve diverse computer hardware, software, data and networking technologies and practices.

Customers

Syntel provides its services to a broad range of Global 2000 corporations in the financial services, healthcare, insurance, automotive, retail and other industries. The Company currently provides services to approximately 80 customers, principally in the U.S. The Company also provides services to customers in Europe and Southeast Asia, many of whom are subsidiaries or affiliates of its U.S. customers. Representative customers of the Company, each of which provided revenue of at least $100,000 during 2005, include:

FINANCIAL SERVICES
American Express
Bank One
Boston Financial Data Services
Credit Suisse
Deutsche Bank
First Data Merchant Services
General Motors Acceptance Corp.
Investors Bank and Trust Company
International Financial Data Services
Moody’s Investor
Pioneer Investment Management
Reliance Money
State Street Corp.
Washington Mutual Bank
Wells Fargo

AUTOMOTIVE
DaimlerChrysler AG
Ford Motor Co.
Freightliner LLC
T-System

HEALTHCARE
Availity LLC
Blue Cross and Blue Shield
  of North Carolina
First Health Services Corp
Health Care Associates
Humana, Inc.
McKesson
WellPoint, Inc.

RETAIL
Carillion Inc.
Lowe’s Companies, Inc.
PepsiCo Inc. Valhalla

INSURANCE
ACE INA Holdings
Allstate Insurance
American International Group
Ameriprise Insurance
CNA Commercial Lines
Unitrin
Stewart — Landata Systems Inc.
Westfield Insurance
ZC Sterling

OTHER
American Greetings
Airlines Reporting Corp.
Brocade Communications Systems
DSMI
FedEx Corp.
Hewlett-Packard
Jeppesen Sanderson, Inc.
MeadWestvaco
MetaSolve, Inc.
Oracle Corporation
Symantec
Tektronix, Inc.
The NewsMarket
Thomas Cook
Viskase Companies, Inc.

The Company’s top five customers accounted for 51% of the total revenues in the nine months ended September 30, 2006, up from 42% of its total revenues in the nine months ended September 30, 2005. Moreover, the Company’s top ten customers accounted for 70% of the total revenues in the nine months ended September 30, 2006 as compared to 63% in the nine months ended September 30, 2005.

For the years ended December 31, 2005, 2004, and 2003, the Company’s top ten customers accounted for approximately 65%, 61% and 64% of the Company’s revenues, respectively. For the year ended December 31, 2005 one customer contributed revenues in excess of 10% of total consolidated revenues. The Company’s three largest customers in 2005 were American Express, Humana Inc and DaimlerChrysler AG contributing approximately 16%, 8% and 8%, respectively, of the total revenues. The Company’s largest customer for 2005, 2004 and 2003 was American Express, accounting for approximately 16% of the total revenues for each of the years ended December 31, 2005, 2004 and 2003, respectively. The Company’s largest customer for the nine months ended September 30, 2006 was American Express, accounting for approximately 18% of the total revenues for that period.

Sales and Marketing

The Company markets and sells its services directly through its professional salespeople and senior management operating principally from the Company’s offices in Santa Clara, California; Phoenix, Arizona; Schaumburg, Illinois; Dallas, Texas; Minneapolis, Minnesota; New York, New York; Troy, Michigan; Cary, North Carolina; Nashville, Tennessee; Natick, Massachusetts; London, England; Hong Kong; Stuttgart, Germany and Singapore. The sales staff is aligned by industry vertical, with each salesperson authorized to pursue Applications Outsourcing, BPO, e-Business and, to a much lesser degree, TeamSourcing opportunities. The sales team is supported, as required, by technical expertise and subject matter experts from the Company’s delivery teams.

The sales cycle for Applications Outsourcing engagements ranges from six to twelve months, depending on the complexity of the engagement. Due to this longer sales cycle, Applications Outsourcing sales executives follow an integrated sales process for the development of engagement proposals and solutions, and receive ongoing input from the Company’s technical services, delivery, finance and legal departments throughout the sales process. The Applications Outsourcing sales process also typically involves a greater number of customer personnel at more senior levels of management than the TeamSourcing sales process.

Competition

The IT services industry is intensely competitive, highly fragmented and subject to rapid change and evolving industry standards. The Company competes with a variety of companies, depending on the IT services it offers. The Company’s primary competitors include systems integration firms, application software companies, professional services groups of computer equipment companies, and contract programming companies. The Company’s most direct competitors include Cognizant, Infosys Technologies, Tata Consultancy Services and Wipro which utilize an integrated on-site/offshore business model comparable to that used by the Company. The Company also competes with large IT service providers with greater resources, such as Accenture, Electronic Data Systems, IBM Global Services and Keane. The Company is also seeing increased competition from non-Indian sources such as China, Eastern Europe and the Philippines. In addition, the Company competes with numerous smaller local companies in the various geographic markets in which the Company operates. Many of the Company’s customers choose to work with more than one IT services provider, and contract with an individual provider to work on specific engagements that best match that provider’s expertise.

Facilities

The Company’s headquarters and principal administrative, sales and marketing, and system development operations are located in approximately 14,600 square feet of leased space in Troy, Michigan. The Company occupies these premises under a lease expiring in March 2007. The Company has a telecommunications hub located in approximately 3,200 square feet of leased space in Cary, North Carolina, under a lease, which expires July 31, 2010. The Company also leases office facilities in Santa Clara, California; Phoenix, Arizona; Schaumburg, Illinois; Dallas, Texas; Minneapolis, Minnesota; New York, New York; Nashville, Tennessee; Natick, Massachusetts; Berkshire, England; Stuttgart, Germany and Singapore.

The Company’s Global Development Centers located in: Pune, Mumbai and Chennai, India and a Support Center located at Cary, North Carolina support the Company’s Global Delivery Service.

In January 2001, the Company acquired 40 acres of land at the cost of approximately $1.0 million for construction of a state-of-the-art development and training campus in Pune, India. Phase 1 of the construction was completed in August 2006 which included an office building for 950 seats, a food court and hotel. When fully completed, the facility will cover over 1 million square feet and have capacity for 9,000 seats. It will be both a customer and employee focused facility, including such amenities as training facilities, cafeteria and fitness center. In addition, Syntel leases two facilities in Pune, India consisting of approximately 63,490 square feet.

The Mumbai, India Global Development Center, which employed, including onsite deputations outside Mumbai, 3,404 persons as of September 30, 2006, serves as the hub of the Company’s Indian operations. This Global Development Center provides substantial resource depth to meet customer needs around the world, low-cost service delivery, a 24-hour customer assistance center and development of technical solutions and expertise. Mumbai also serves as the principal recruiting and training center for the Company. The Mumbai Center has been in operation for over a decade and has a capacity of approximately 3,299 people including BPO operations.

The Chennai Training and Global Development Center employed, including onsite deputations outside Chennai, 1,359 persons as of September 30, 2006. The Chennai facility has a capacity of approximately 1,513 persons. The Company has 28 acres of land in an Information Technology Park in Chennai, India.

Syntel leases approximately 88,642 square feet of office space in Mumbai, India, under ten leases expiring on various dates ranging between March 1, 2007 and October 31, 2011. These facilities house IT professionals, as well as its senior management, finance and accounts, administrative personnel, human resources, recruiting and sales and marketing functions.

For facilitating its BPO operations, Syntel has leased 113,325 square feet of office space in Mumbai, India under four leases expiring on dates ranging between February 1, 2008 and January 31, 2011.

Syntel leases approximately 122,408 square feet of office space in Chennai, India, under three leases expiring on dates ranging between April 1, 2007 and March 31, 2009, all subject to the Company’s option to renew for additional periods.

The Company believes that space availability in Mumbai and Chennai will accommodate short-term facility requirements and the new campus in Pune will enable the Company to meet offshore growth requirements for the next several years.

Human Resources

The Company believes that its human resources are its most valuable asset. As of September 30, 2006, Syntel had 7,506 total full time employees and its worldwide billable headcount consisted of 5,130 consultants providing professional services to Syntel’s customers

A majority of the Company’s professional employees have a Bachelor of Science degree or its equivalent, or higher degrees in computer science, engineering disciplines, management, finance and other areas. Their experience level ranges from entry-level programmers to engagement managers and senior consultants with over 20 years of IT experience. The Company has personnel who are experienced in mainframe, client/server and open systems technologies, and proficient in a variety of computer programming languages, software tools, database management systems, networks, processes, methodologies, techniques and standards.

The Company has implemented a management structure and human resources organization intended to maximize the Company’s ability to efficiently expand its professional staff. Although the Company believes that it has the capability to meet its anticipated future needs for IT professionals through its established recruiting and training programs, there can be no assurance that the Company will be able to hire, train or retain qualified IT professionals in sufficient numbers to meet anticipated staffing needs.

Recruiting.  The Company has developed a recruiting methodology and organization, which is a core competency. The Company has significantly expanded its international-based recruiting team, with recruiters in Mumbai, Chennai, Hyderabad, Bangalore and Pune, India, to recruit for the Company’s global requirements. The Company also has a recruiting team based in the U.S., which recruits primarily across the U.S. The Company uses a standardized global selection process that includes written tests, interviews and reference checks.

Among the Company’s other recruiting techniques are the placement of advertisements on its own web site and popular job boards, in newspapers and trade magazines, providing bonuses to its employees who refer qualified applicants, participating in job fairs and recruiting on university campuses. In addition, the Company has developed a proprietary database of talent hosted on the Internet, which is an automated tool for managing all phases of recruiting. This system enhances the ability of the Company’s recruiters to select appropriate candidates and can distribute resumes directly to the recruiters.

Training.  The Company uses a number of established training delivery mechanisms in its efforts to provide a consistent and reliable source for qualified IT professionals.

Syntel also maintains an Internet-based global Computer-Based Training (CBT) program with over 200 training courses from which Syntel employees can select to enhance and develop their skills. The CBT topics cover the latest client/server topics including Object Oriented Programming, local-area and wide-area networking, E-commerce, various Microsoft products, and Web-based solutions in addition to management and related developmental areas.

The Company continued to re-skill a significant percentage of the consulting base during the last year in the latest advanced software platforms, including J2EE, Object Oriented, C++, C-Sharp, .NET, RMI CORBA, SAP, PeopleSoft, ETL, Datastage, Ab-initio, Informatica and Microstrategy.

Since 1998, the Company has operated a Project Manager Training program. The objective of the program is to develop certified project managers to ensure consistent and quality delivery of the Company’s engagements on a worldwide basis. The 12 to 18 month program consists of lecture style classroom work, computer-based training and-on-the-job apprenticeships. The program trains students on industry “best practices” as well as Syntel specific methods and processes. Program participants must receive certification from the Project Management Institute (PMI) before receiving Syntel branded certification.

The Company has been accepted as a Microsoft Certified Solution Partner and sponsors the Microsoft Certification Program and provides opportunities for cross training of its professionals in emerging technologies at its various development centers.

Support and Retention.  The Company seeks to provide meaningful support to its employees which the Company believes leads to improved employee retention and better quality services to its customers. A significant percentage of the Company’s employees have been recruited from outside the U.S. and relocated to the U.S. This has resulted in the need to provide a higher level of initial support to its employees than is common for U.S.-based employees. As a result of these activities, Syntel has developed a significant knowledge base in making foreign professionals comfortable and quickly productive in the U.S. and Europe. The Company also conducts regular career planning sessions with its employees, and seeks to meet their career goals over a long-term planning horizon.

As part of its retention strategy, the Company strives to provide a competitive compensation and benefits package, including relocation reimbursement and support, health insurance, 24-hour on-call nurse consulting, a 401(k) plan, life insurance, dental options, a vision eye-care program, long-term disability coverage, short-term disability options, tuition subsidy plan and a health club reimbursement program. Since its initial public offering in 1997, the Company has offered a stock option program, and during 2004 and 2005, the Company issued incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries.

Legal Proceedings

While the Company is a party to ordinary routine litigation incidental to the business, the Company is not currently a party to any material pending legal proceedings.

MANAGEMENT

The directors and executive officers of the Company, their ages, and the position or office held by each, are as follows:

Directors and Executive Officers	Age	Position

Bharat Desai	53	Director and Chairman, President and Chief Executive Officer
Paritosh K. Choksi	53	Director
Paul R. Donovan	60	Director
George R. Mrkonic, Jr.	54	Director
Vasant Raval	66	Director
Neerja Sethi	51	Director and Vice President, Corporate Affairs
James Swayzee	58	Director
Keshav Murugesh	43	Chief Operating Officer
Arvind Godbole	49	Interim Chief Financial Officer
Daniel M. Moore	52	Chief Administrative Officer, General Counsel and Secretary
Rakesh Khanna	44	President, Business Unit — Banking and Finance
Vinod Swami	44	Sr. Vice President, Global Sales
R.S. Ramdas	51	Sr. Vice President, Finance & Corporate Services
Srikanth Karra	42	Vice President, Global HR
Lakshmanan Chidambaram	41	Vice President, Sales

A biographical description of the directors and executive officers of the Company are as follows:

Bharat Desai, age 53, is a co-founder of Syntel and has served as its Chairman of the Board, President and Chief Executive Officer and as a director since February 1999. He has served as its President and Chief Executive Officer and as a director since its formation in 1980. Mr. Desai is the spouse of Ms. Sethi.

Paritosh K. Choksi, age 53, is Executive Vice President, Chief Operating Officer and Chief Financial Officer and a director of ATEL Capital Group, a financial services management company, and has served in those capacities since April 2001. From May 1999 to April 2001, Mr. Choksi was Chief Financial Officer, Senior Vice President and a director of ATEL Capital Group. Mr. Choksi has been a director of Syntel since August 1997. Mr. Choksi has also been named the Lead Director on the Board of Directors and in that capacity chairs the Board of Directors in the absence of the Chairperson of the Board and also chairs the executive sessions of the independent members of the Board of Directors.

Paul R. Donovan, age 60, currently retired, served from October 1999 to September 2005 as an Executive Vice President and CIO, Information Technology, with ING Americas, a financial services company offering banking, insurance and asset management services. Mr. Donovan has been a director of Syntel since March 2006.

George R. Mrkonic, Jr., age 54, currently retired, served as the Vice Chairman of Borders Group, Inc., a retailer of books, music and educational entertainment media products headquartered in Ann Arbor, Michigan from December 1994 until January 2002, and served as a director of Borders Group, Inc., from August 1994 until January 2005. Mr. Mrkonic is also a director of (i) Nashua Corporation, a manufacturer of specialty imaging products and services to industrial and commercial customers to meet various print application needs, (ii) Guitar Center, Inc., the nation’s leading retailer of guitars, amplifiers, percussion instruments, keyboards and pro-audio and recording equipment and (iii) Brinker International, Inc., the parent company of a diverse portfolio of casual dining restaurant concepts. Mr. Mrkonic has been a director of Syntel since August 1997.

Vasant Raval, age 66, has been a Professor and Chair of the Department of Accounting at Creighton University since 2001. Mr. Raval joined the faculty of Creighton University in 1981 and has served as

Professor of Accounting and Associate Dean and Director of Graduate Programs at the College of Business Administration. Mr. Raval is also a director of InfoUSA, Inc., a provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Mr. Raval has been a director of Syntel since January 2004.

Neerja Sethi, age 51, is a co-founder of Syntel and has served as a Vice President and a director since Syntel’s formation in 1980. Ms. Sethi is the spouse of Mr. Desai.

James Swayzee, age 58, has more than 30 years of experience in management consulting, business development, sales & marketing management and innovation sourcing across Europe and the US. Most recently, he served as a partner in the Pharmaceutical and Medical Products practice at Accenture in New York. Prior to that, he spent 12 years in various management roles at Eli Lilly & Co., the last of which was as Director of Corporate Business Development, where he had responsibility for establishing new business ventures in Europe, Africa and the US. For the eight years preceding Eli Lilly, Mr. Swayzee was a management consultant with Booz, Allen & Hamilton in Paris and New York.

Keshav Murugesh, age 43, was appointed as Chief Operating Officer of the Company in October 2004. Mr. Murugesh joined the Company as Chief Financial Officer in May 2002 and continued as Acting Chief Financial Officer until his successor, Revathy Ashok, was appointed. Prior to joining Syntel, Mr. Murugesh served as Vice President Finance at ITC Infotech Ltd from October 2000 to May 2002. Prior to this assignment, Mr. Murugesh served as Finance Head, Information Systems Business from August 1999 to September 2000 at ITC Ltd, India.

Arvind Godbole, age 49, was appointed Interim Chief Financial Officer on June 1, 2006. He has been with the Company as Corporate Controller since March 2001 and has also been a member of the Procurement Team along with his usual functions as a controller. From 1998 to 2001, Mr. Godbole was Deputy General Manager — Finance with Wockhardt Ltd., a pharmaceutical company listed on the major stock exchanges in India, where he was responsible for accounts, audit and tax planning.

Daniel M. Moore, age 52, has served the Company as Chief Administrative Officer, Secretary and General Counsel since August 1998.

Rakesh Khanna, age 44, was appointed as Banking & Finance Business Unit President with the Company in July 2005. Prior to joining Syntel, Mr. Khanna served in senior management at IFLEX Solutions Ltd., a company specializing in software products and services for banks and financial service institutions, from September 1996 to July 2005.

Vinod Swami, age 44, joined the Company in June 1993 and was appointed as Senior Vice President and Head of Sales, Automotive, Healthcare and Diversified Businesses in February 2006. Mr. Swami previously served as Vice President, Global Sales, from February 2005 to February 2006, Vice President, Strategic Sales from December 2002 to February 2005 and in various sales positions prior to December 2002.

R.S. Ramdas, age 51, was appointed as Senior Vice President, Finance and Corporate Services in January 2006 and became a member of the leadership team in February 2006. Mr. Ramdas served as Vice President of Syntel from March 2004 to January 2006 and has served with Syntel since 1990 in various positions including heading corporate tax, treasury, internal audit, global procurement and various other functions.

Srikanth Karra, age 42, was appointed as Syntel’s Vice President — Global Human Resources in March 2005. Prior to joining Syntel, Mr. Karra served as HR Head for India and Global Leader for Staffing and Relationship Development at GE Capital International Services, a global diversified financial services company, from 2001 to 2005.

Lakshmanan Chidambaram, age 41, was appointed as Head of Sales, Banking and Financial Services and Insurance Business units in February 2006. Mr. Chidambaram joined Syntel in 2001 and has served in a variety of sales positions.

REPORTS ON CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.  Based on their evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this Report as well as mirror certifications from senior management, the Company’s Chairman, President and Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 (the Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and are operating in an effective manner. There have been no changes in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Internal Controls.  Disclosure Controls are procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s (the SEC) rules and forms. Disclosure Controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and Acting CFO, as appropriate to allow timely decisions regarding required disclosure. Internal Controls are procedures designed to provide reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Limitations on the Effectiveness of Controls.  The Company’s management, including the CEO and Acting CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures.

Scope of the Controls Evaluation.  In the course of the Controls Evaluation, we sought to identify data errors, control problems or acts of fraud and confirm that appropriate corrective actions, including process improvements, were being undertaken. Our Internal Controls are also evaluated on an ongoing basis by our Internal Audit Department and by other personnel in our organization. The overall goals of these various evaluation activities are to monitor our Disclosure Controls and our Internal Controls, and to modify them as necessary; our intent is to maintain the Disclosure Controls and the Internal Controls as dynamic systems that change as conditions warrant.

Among other matters, we sought in our evaluation to determine whether there were any “significant deficiencies” or “material weaknesses” in the company’s Internal Controls, and whether the company had identified any acts of fraud involving personnel with a significant role in the company’s Internal Controls. This information was important both for the Controls Evaluation generally, and because the Rule 13a-14 Certifications of the CEO and CFO require that the CEO and CFO disclose that information to our Board’s Audit Committee and our independent auditors. We also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accordance with our ongoing procedures.

Conclusions.  Based upon the Controls Evaluation, our CEO and CFO have concluded that as of December 31, 2005, our disclosure controls and procedures are effective to ensure that material information relating to Syntel and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared, and that our Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005 and meets the criteria of the Internal Control-Integrated Framework.

Crowe Chizek and Company LLC, an independent registered public accounting firm, has audited the consolidated financial statements of Syntel, Inc. and its subsidiaries as of December 31, 2005 and for the year then ended included in this Registration Statement and also incorporated by reference to Syntel’s Annual Report on Form 10-K and, as part of its audit, has issued its report, included herein and also incorporated by reference to Syntel’s Annual Report on Form 10-K, (1) on our management’s assessment of the effectiveness of our internal controls over financial reporting and (2) on the effectiveness of our internal control over financial reporting.

Changes in Internal Controls Over Financial Reporting. From the date of the Controls Evaluation to the date of this Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls.

Interim Report on Controls

Evaluation of Disclosure Controls and Procedures.  Based on their evaluation of the Company’s disclosure controls and procedures as of September 30, 2006 as well as mirror certifications from senior management, the Company’s Chairman, President and Chief Executive Officer and Acting Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 (the Exchange Act) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and are operating in an effective manner. There have been no changes in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the last quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Conclusions.  Based upon the Controls Evaluation, our CEO and Acting CFO have concluded that as of September 30, 2006 our disclosure controls and procedures are effective to ensure that material information relating to Syntel and its consolidated subsidiaries is made known to management, including the CEO and Acting CFO, particularly during the period when our periodic reports are being prepared, and that our Internal Controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles in the United States of America.

SELLING SHAREHOLDERS; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table provides information about the beneficial ownership of Syntel’s common stock by (i) any person or entity known by the management of Syntel to have been the beneficial owner of more than five percent of Syntel’s outstanding common stock as of November 30, 2006, (ii) the nominees, present directors, and named executive officers of Syntel, and (iii) by all directors and executive officers of Syntel as a group.

					Percentage of
					Shares Beneficially
					Owned (Assuming
				Number of	No Exercise of
	Number of		Number of	Shares	the Over
	Shares		Shares	Beneficially	Allotment Option)
	Beneficially		Sold in the	Owned After	Before the	After the
Name and Address	Owned(1)		Offering	the Offering	Offering	Offering

Bharat Desai	22,088,242	(2)			53.90%
525 East Big Beaver Road, Suite 300 Troy, Michigan 48083
Neerja Sethi Irrevocable Trust Dtd 2/28/97 I	4,659,346	(3)			11.40%
525 East Big Beaver Road, Suite 300 Troy, Michigan 48083
Neerja Sethi Irrevocable Trust Dtd 2/28/97 II	4,659,346	(3)			11.40%
525 East Big Beaver Road, Suite 300 Troy, Michigan 48083
Parashar Ranade	9,618,692	(4)			23.50%
1500 Bay Road, Apt. 764 Miami Beach, Florida 33139
Neerja Sethi	10,458,408	(5)			25.50%
525 East Big Beaver Road, Suite 300 Troy, Michigan 48083
Paritosh K. Choksi	51,611	(6)	—		*	*
Paul R. Donovan	13,123	(6)	—		*	*
Daniel M. Moore	6,000	(6)	—		*	*
George R. Mrkonic, Jr.	29,120	(6)	—		*	*
Keshav Murugesh	106,750	(6)	—		*	*
Vasant Raval	7,880	(6)	—		*	*
Vinod Swami	29,012	(6)	—		*	*
James Swayzee	6,966	(6)	—		*	*
All Directors and Executive Officers as a group (17 persons)	32,889,765	(6)	—		79.80%
All Other Shareholders	8,304,506		—		20.20%
Total Diluted Shares Outstanding	41,111,416		41,111,416		100.00%	100.00%

*	Less than 1%.

(1)	For the purpose of this table, a person or group is deemed to have “beneficial ownership” of any shares as of a given date which such person has voting power, investment power or has the right to acquire voting power or investment power within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Except as otherwise noted, each beneficial owner of more than five percent of Syntel’s common stock and each director and executive officer has sole voting and investment power over the shares reported. With respect to the restricted common stock of Syntel shown as owned by certain executive officers, the executive officers have voting power but no investment power.

(2)	Mr. Desai holds shared voting and dispositive power for the (a) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust Dtd 2/28/97 I, (b) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust Dtd 2/28/97 II, (c) 75,000 shares held by the Neerja Sethi Irrevocable Trust Dtd 5/17/97 V, (d) 75,000 shares held by the Neerja Sethi Irrevocable Trust Dtd 5/17/97 VI, of which trusts Mr. Desai is a co-trustee with Mr. Ranade, and (e) 1,800 shares held in several educational trusts for the benefit of other individuals, of which trusts Mr. Desai is a trustee. Mr. Desai disclaims beneficial ownership of shares held by these trusts.

(3)	These shares are also included under both Messrs. Desai’s and Ranade’s ownership as they are co-trustees for these trusts and share voting and dispositive power for these shares of common stock.

(4)	Mr. Ranade holds shared voting and dispositive power for (a) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust Dtd 2/28/97 I, (b) 4,659,346 shares held by the Neerja Sethi Irrevocable Trust Dtd 2/28/97 II, (c) 75,000 shares held by the Neerja Sethi Irrevocable Trust Dtd 5/17/97 V, (d) 75,000 shares held by the Neerja Sethi Irrevocable Trust Dtd 5/17/97 VI, (e) 75,000 shares held by the Bharat Desai Irrevocable Trust Dtd 5/17/97 III, and (f) 75,000 shares held by the Bharat Desai Irrevocable Trust Dtd 5/17/97 IV, of which trusts Mr. Ranade is a co-trustee. Mr. Ranade disclaims beneficial ownership of shares held by these trusts.

(5)	Ms. Sethi holds shared voting and dispositive power for the (a) 75,000 shares held by the Bharat Desai Irrevocable Trust Dtd 5/17/97 III, (b) 75,000 shares held by the Bharat Desai Irrevocable Dtd 5/17/97 IV, of which trust Ms. Sethi is a co-trustee with Mr. Ranade, and (c) 6,250 shares held in several educational trusts for the benefit of other individuals, of which Ms. Sethi is a trustee. Ms. Sethi disclaims beneficial ownership of shares held by these trusts and of the shares held by her spouse, Mr. Desai.

(6)	The number of shares shown in the table includes the following number of shares which the person specified may acquire within 60 days by exercising options which were unexercised on November 30, 2006: Paritosh K. Choksi, 15,000; Keshav Murugesh, 39,000; Vinod Swami, 13,000; and all directors and executive officers as a group, 83,900. The number of shares shown in the table includes the following number of shares which are represented by shares of restricted Common Stock which are not vested: Paritosh K. Choksi, 2,391; Paul R. Donovan, 8,123; Daniel M. Moore, 1,875; George R. Mrkonic, Jr., 2,778; Keshav Murugesh, 64,500; Vasant Raval, 2,778; Vinod Swami, 11,950; James Swayzee, 4,466; and all directors and executive officers as a group, 159,841.

DESCRIPTION OF CAPITAL STOCK

Syntel’s authorized capital stock consists of 100,000,000 shares of common stock and 5,000,000 shares of Preferred Stock. As of September 30, 2006, there were no shares of Syntel Preferred Stock outstanding and 41,046,929 shares of common stock outstanding, excluding (i) 239,610 shares of common stock issuable upon exercise of outstanding stock options; and (ii) 2,100,767 shares available for future grants or issuance under stock option plans and our employee stock purchase plan. The following description of Syntel’s capital stock is a summary and is qualified in its entirety by the provisions of Syntel’s Articles of Incorporation (Articles) and Bylaws.

Common Stock

Subject to the rights of any holder of Preferred Stock, each holder of Syntel’s common stock is entitled to one vote per share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of Syntel’s common stock are entitled to receive dividends if declared by Syntel’s Board of Directors, and upon liquidation to share in the net assets of Syntel pro rata in accordance with such shareholder’s holdings. The common stock has no preemptive, redemption, conversion or subscription rights, and all outstanding shares of common stock are, and the shares of common stock offered by this prospectus will be, duly authorized, validly issued and fully paid and nonassessable.

Preferred Stock

The Articles authorize the issuance of one or more series of Preferred Stock. The Board of Directors has the power, without further action by the shareholders, to divide any and all shares of Preferred Stock into series and to fix and determine the relative rights and preferences of the Preferred Stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuances of Preferred Stock by the Board of Directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of common stock and may dilute the voting rights of such holders. Issuances of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of common stock. In addition, the issuance of Preferred Stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of Preferred Stock may be used as an “anti-takeover” device without further action on the part of the shareholders of the Company. Syntel has no present plans to issue any shares of Preferred Stock.

Certain Provisions of the Articles and Bylaws

Indemnification.  Syntel’s Articles and Bylaws provide that its directors and officers will be indemnified by Syntel to the fullest extent authorized by Michigan law against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company.

Limitation of Liability.  The Articles provide that directors of Syntel will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to Syntel or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their actions as directors. This provision would have no effect on the availability of equitable remedies or nonmonetary relief, such an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of Syntel). Further, liability of a director for violations of the federal securities laws will not be limited by this provision.

Removal for Cause.  Syntel’s Bylaws provide that members of the Board of Directors may be removed by a majority of the outstanding shares of common stock only for cause at a special meeting called for such purpose.

Special Meetings; Advance Notice.  Syntel’s Bylaws reserve the authority to call a special shareholders’ meeting to the Board of Directors, the Chairman of the Board or the President. In addition, the Bylaws provide that the President or Secretary at the written request of shareholders holding a majority of the outstanding shares shall call a special shareholders’ meeting. The Bylaws also establish the following advance notice procedure for the nomination of candidates for election as directors, as well as for other shareholder proposals to be considered at annual shareholders meetings. Notice of shareholder proposals and director nominations must be given timely in writing to the Secretary of the Company. Such notice, to be timely, must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; however, in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Business Combinations and Change of Control

Syntel is not currently subject to the Michigan “Fair Price” statute, Chapter 7A of the Michigan Business Corporation Act (Michigan Act); however, the Company’s Board of Directors may elect by resolution to subject Syntel to the provisions of Chapter 7A. Chapter 7A of the Michigan Act provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally requires the affirmative vote of not less than 90% of the votes of each class of stock entitled to vote, and not less than two thirds of the votes of each class of stock entitled to vote (excluding voting shares owned by such 10% or more owner), voting as a separate class. These requirements do not apply if (1) the corporation’s board of directors approves the transaction before the 10% or more owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% or more owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not restrict the purchase of shares from other shareholders in the open market, through private transactions or acquired through a tender offer.

Syntel’s Bylaws expressly provide that the Company is subject to Chapter 7B of the Michigan Act. Chapter 7B of the Michigan Act provides that, unless a corporation’s articles of incorporation or bylaws provide that Chapter 7B does not apply, “control shares” of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. “Control shares” are outstanding shares which, when added to shares previously owned by a shareholder, increase such shareholder’s voting power, acting alone or in a group, to exceed three separate thresholds of the outstanding shares: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority, or (3) a majority of the shares entitled to vote for the election of directors. To confer voting rights, a control share acquisition must be approved by the affirmative vote of a majority of the votes cast by holders of all shares entitled to vote, excluding shares owned by the acquiror and certain officers and employee directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party or for certain other transactions described in Chapter 7B. Although control shares include, for the purpose of determining whether the thresholds have been met, shares beneficially owned by persons acting as a group, the formation of a group does not constitute a control share acquisition of shares held by members of the group.

Chapter 7B of the Michigan Act applies to Michigan corporations which, like Syntel, have 100 or more shareholders of record, their principal place of business or substantial assets in Michigan and at least one of the following characteristics: (a) more than 10% of their shares are owned of record by Michigan residents; (b) more than 10% of their shareholders of record are Michigan residents; or (c) 10,000 of their shareholders of record are Michigan residents.

Transfer Agent

Computershare Investor Services, LLC of Chicago, Illinois is the Transfer Agent for the common stock.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES
FOR NON-UNITED STATES SHAREHOLDERS

This is a general summary of material United States Federal income and estate tax considerations with respect to your acquisition, ownership and disposition of Syntel’s common stock if you are a beneficial owner of shares other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	a trust that existed on August 20, 1996, was treated as a United States person on August 19, 1996, and elected to be treated as a United States person.

This summary does not address all of the United States Federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under United States Federal income tax laws (such as a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid United States Federal income tax, foreign tax-exempt organization, financial institution, broker or dealer in securities or former United States citizen or resident). This summary does not discuss any aspect of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (Code), Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service (IRS) and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended as tax advice.

If a partnership holds Syntel’s common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Syntel’s common stock, you should consult your tax advisor.

WE URGE PROSPECTIVE NON-UNITED STATES SHAREHOLDERS TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME, ESTATE AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

Dividends

In general, any distributions Syntel makes to you with respect to your shares of common stock that constitute dividends for United States Federal income tax purposes will be subject to United States withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for United States Federal income tax purposes to the extent of the Company’s current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of common stock.

Dividends Syntel pays to you that are effectively connected with your conduct of a trade or business within the United States (and, if certain income tax treaties apply, are attributable to a United States permanent establishment maintained by you) generally will not be subject to United States withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to United States Federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to United States persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by you may be eligible for a reduced rate of United States withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

Sale or Other Disposition of Common Stock

You generally will not be subject to United States Federal income tax on any gain realized upon the sale or other disposition of your shares of Syntel’s common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment you maintain);

•	you are an individual, you hold your shares of common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	we are or have been a “United States real property holding corporation” for United States Federal income tax purposes (which we believe we are not and have never been, and do not anticipate we will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for your shares of common stock, more than 5% of Syntel’s common stock.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. If you are a corporation, the branch profits tax mentioned above also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment you maintain in the United States, your gain may be exempt from United States tax under the treaty. If you are described in the second bullet point above, you generally will be subject to United States Federal income tax at a rate of 30% on the gain realized, although the gain may be offset by some United States source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

Syntel must report annually to the IRS the amount of dividends or other distributions the Company pays to you on your shares of common stock and the amount of tax it withholds on these distributions regardless of whether withholding is required. The IRS may make copies of the information returns reporting those dividends and amounts withheld available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to United States persons. You will not be subject to backup withholding tax on dividends you receive on your shares of Syntel’s common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-United States person or if you are a corporation or one of several types of entities and organizations that qualify for exemption (an “exempt recipient”).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of Syntel’s common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of common stock through a United States broker or the United States office of a foreign broker, the broker will be required to report the amount of proceeds paid to you to the IRS and also backup withhold on that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-United States person or you are an exempt recipient. Information reporting (and backup withholding if the appropriate certification is not provided) also apply if you sell your shares of common stock through a foreign broker deriving more than a specified percentage of its income from United States sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of Syntel common stock under the backup withholding rules will be refunded to you or credited against your United States Federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Syntel common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States Federal estate tax purposes) of the United States at the time of his or her death will be included in the individual’s gross estate for United States Federal estate tax purposes and therefore may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise. Recently enacted legislation reduces the maximum Federal estate tax rate over an 8-year period beginning in 2002 and eliminates the tax for estates of decedents dying after December 31, 2009. In the absence of renewal legislation, these amendments will expire and the Federal estate tax provisions in effect immediately prior to 2002 will be restored for estates of decedents dying after December 31, 2010.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2006, the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Jefferies & Company, Inc.
Janney Montgomery Scott LLC

Total	3,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 450,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker/dealers. After the public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation the selling shareholders will pay and estimated expenses payable by the selling shareholders:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriting Discounts and Commissions paid by the selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

The Company has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of its common stock or securities convertible into or exchangeable or exercisable for any shares of its common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the “lock-up” period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waive, in writing, such an extension.

The selling shareholders and the Company’s officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of the Company’s common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company’s common stock, whether any of these transactions are to be settled by delivery of the Company’s common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the “lock-up” period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. waive, in writing, such an extension.

The restrictions described in the preceding two paragraphs do not apply to:

•	the issuances of shares by the Company pursuant to the conversion or exchange of convertible or exchangeable shares or the exercise of warrants or options, in each case outstanding on the date of this prospectus;

•	grants of employee stock options by the Company pursuant to the terms of a plan in effect on the date of this prospectus or issuances of shares pursuant to the exercise of such options;

•	issuances of shares pursuant to the Company’s dividend reinvestment plan;

•	a transfer of shares by a person other than the Company to a family member or trust, provided the transferee agrees to be bound in writing by the terms set forth in the immediately preceding paragraph prior to such transfer and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the lock-up period);

•	shares transferred on or prior to December 31, 2006 by a person other than the Company, as a bona fide gift or gifts, whether to charitable organizations or otherwise, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth in the immediately preceding paragraph and no filing by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than filings pursuant to Section 13(d) or 13(g) of the Exchange Act or on Forms 3, 4 or 5 made on or prior to January 5, 2007 or after the expiration of the lock-up period); or

•	shares transferred on or prior to December 31, 2006 by a person other than the Company, to any foundation, trust, partnership or limited liability company for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the foundation, the trustee of the trust, the partnership or the limited liability company, as the case may be, agrees to be bound in writing by the restrictions set forth in the immediately preceding paragraph, any such transfer shall not involve a disposition for value and no filing by any party (transferor, transferee, foundation, trust, trustee, partnership or limited liability company) under the Securities Exchange Act of 1934 shall be required or shall be voluntarily made in connection with such transfer (other than filings pursuant to Section 13(d) or 13(g) of the Exchange Act or on Forms, 3, 4 or 5, in each case made on or prior to January 5, 2007 or after the expiration of the lock-up period.

The Company and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

The Company’s common stock is listed on The NASDAQ Global Select Market under the symbol “SYNT”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of the Company’s common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any accompanying prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and;

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

Notice to Investors in Japan

The underwriters will not offer or sell any of the Company’s common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Syntel and for the selling shareholders by Dykema Gossett PLLC. The underwriters have been represented in connection with this offering by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements of Syntel and its subsidiaries as of December 31, 2005 and 2004 and for the years then ended and management’s report on the effectiveness of internal control over financial reporting, included in this prospectus and incorporated by reference to Syntel’s Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of income, shareholders’ equity and cash-flows of Syntel and its subsidiaries for the year ending December 31, 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION AND INCORPORATION OF INFORMATION BY REFERENCE

Syntel is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document the Company files at the SEC’s Public Reference Room located at Station Place, 100 F. Street, N.E., Washington, D.C. 20549. You may also receive copies of the documents, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room in Washington, D.C. and other locations. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Syntel’s SEC filings are also available to the public from commercial document retrieval services, at the Company’s website (www.syntelinc.com) and at the SEC’s website (www.sec.gov). Information on Syntel’s website is not incorporated into this prospectus or the Company’s other SEC filings and is not a part of this prospectus or those other filings.

You may also request a copy of our filings with the SEC, or any of the agreements or other documents that are exhibits to those filings, at no cost, by writing or telephoning us at the following address or telephone number:

Investor Relations
Syntel, Inc.
525 East Big Beaver Road, Suite 300
Troy, Michigan 48083
(248) 619-2800

The SEC allows Syntel to “incorporate by reference” the information it files with the SEC. This permits Syntel to disclose important information to you by referencing these filed documents. Any information referenced in this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus prior to termination of this offering will automatically update and supersede this information. Syntel incorporates by reference in this prospectus the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; and

•	Current reports on Form 8-K filed on March 17, 2006, June 1, 2006, June 7, 2006, July 7, 2006, August 15, 2006, August 21, 2006 and December 11, 2006.

Any statement contained in a document incorporated by reference in this registration statement will be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus. Neither the Company nor the selling shareholders have authorized anyone else to provide you with different information. The Company has not, and the selling shareholders have not, authorized anyone to provide you with information different from that contained in this prospectus.

SYNTEL, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Syntel, Inc.
Troy, Michigan

We have audited the accompanying consolidated balance sheets of Syntel, Inc. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Syntel, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with United States generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Syntel, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006 expressed an unqualified opinion thereon.

/s/ Crowe Chizek and Company LLC

Fort Wayne, Indiana
March 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Syntel, Inc.
Troy, Michigan

We have audited management’s assessment, included within this Form S-3 Registration Statement as Management’s Report on Internal Control Over Financial Reporting, that Syntel, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Syntel, Inc’s. management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Syntel, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Syntel, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Syntel, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2005, and our report dated March 8, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ Crowe Chizek and Company LLC

Fort Wayne, Indiana
March 8, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Syntel, Inc.

We have audited the accompanying consolidated statements of income, shareholders’ equity and cash flows of Syntel, Inc. and Subsidiaries (the “Company”) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, Syntel,Inc.’s consolidated results of operations and cash flows for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Detroit, Michigan
February 20, 2004

SYNTEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2005	2004
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$99,390	$109,142
Short term investments	21,083	58,899
Accounts receivable, net of allowance for doubtful accounts of $2,575 and $1,213 at December 31, 2005 and December 31, 2004, respectively	27,907	28,790
Revenue earned in excess of billings	8,366	4,390
Deferred income taxes and other current assets	10,003	5,891

Total current assets	166,749	207,112
Property and equipment	54,690	37,754
Less accumulated depreciation and amortization	25,504	21,290

Property and equipment, net	29,186	16,464
Goodwill	906	906
Deferred income taxes and other non current assets	1,320	2,486

Total Assets	$198,161	$226,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities:
Accounts payable	$6,890	$2,394
Accrued payroll and related costs	15,906	13,963
Income taxes payable	9,809	6,290
Accrued liabilities	7,446	6,015
Deferred revenue	3,356	5,231
Dividends payable	2,476	2,433

Total current liabilities	45,883	36,326
Shareholders’ Equity
Common Stock, no par value per share, 100,000,000 shares authorized; 40,679,481 and 40,256,825 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	1	1
Additional paid-in capital	60,460	57,185
Restricted stock 268,630 and 296,900 shares issued and outstanding at December 31, 2005 and December 31, 2004, respectively	1,942	828
Accumulated other comprehensive income	853	3,466
Retained earnings	89,022	129,162

Total shareholders’ equity	152,278	190,642

Total Liabilities and Shareholders’ Equity	$198,161	$226,968

The accompanying notes are an integral part of the consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2005	2004	2003
	(In thousands, except per share data)

Net revenues	$226,189	$186,573	$179,507
Cost of revenues	135,043	107,120	101,699

Gross profit	91,146	79,453	77,808
Selling, general and administrative expenses	44,917	36,999	28,278
Reduction in reserve requirements applicable to Metier transaction	—	—	(882)

Income from operations	46,229	42,454	50,412
Other income, principally interest	4,592	3,773	3,168

Income before income taxes	50,821	46,227	53,580
Provision for income taxes	20,500	5,253	13,242

Income before loss from equity investments	30,321	40,974	40,338
Loss from equity investment	—	—	34

Net income	$30,321	$40,974	$40,304

Dividends Per Share	$1.74	$0.24	$1.37
Earnings Per Share:
Basic	$0.75	$1.02	$1.02
Diluted	$0.75	$1.01	$0.99
Weighted average common shares outstanding:
Basic	40,528	40,216	39,609
Diluted	40,651	40,469	40,797

The accompanying notes are an integral part of the consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

							Accumulated
							Other Comprehensive
							Income (Loss)
					Additional			Foreign	Total
	Common Stock		Restricted Stock		Paid-In	Retained	Unrealized	Currency	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Gain	Translation	Equity
	(In thousands, except per share data)

Balance, January 1, 2003	39,068	$1	—	$—	$43,184	$112,175	$677	$(1,193)	$154,844
Net income						40,304			40,304
Unrealized gain on investments, net of tax							136		136
Translation adjustments								1,899	1,899

Total comprehensive income						40,304	136	1,899	42,339

Common stock repurchases	(10)				(160)				(160)
Employee stock purchase plan	61				696				696
Exercised stock options	687				5,842				5,842
Tax benefit on stock options exercised					2,699				2,699
Warrants issued as sales incentive converted into common stock	210				1,777				1,777
Dividends, $1.37 per share						(54,661)			(54,661)
Other						30			30

Balance, December 31, 2003	40,016	1	—	—	54,038	97,848	813	706	153,406

Net income						40,974			40,974
Unrealized (loss) on investments, net of tax							(267)		(267)

Translation adjustments								2,214	2,214

Total comprehensive income						40,974	(267)	2,214	42,921

Common stock repurchases	(100)				(1,479)				(1,479)
Employee stock purchase plan	73				1,021				1,021
Exercised stock options	265				2,118				2,118
Tax benefit on stock options exercised					1,410				1,410
Restricted Stock			319	5,838					5,838
Forfeiture of restricted stock			(22)	(410)					(410)
Unearned compensation related to restricted stock				(4,600)					(4,600)
Warrants issued as sales incentive converted into common stock	3				77				77
Dividends, $0.24 per share						(9,660)			(9,660)

Balance, December 31, 2004	40,257	1	297	828	57,185	129,162	546	2,920	190,642

Net income						30,321			30,321
Unrealized gain on investments, net of tax							(70)		(70)
Translation adjustments								(2,543)	(2,543)

Total comprehensive income						30,321	(70)	(2,543)	27,708

Common stock repurchases	(35)				(676)				(676)
Employee stock purchase plan	63				945				945
Exercised stock options	362				2,472				2,472
Tax benefit on stock options exercised					534				534
Restricted Stock	32		55	891					891
Forfeiture of restricted stock			(84)	(1,208)					(1,208)
Unearned compensation related to restricted stock				1,431					1,431
Dividends, $1.74 per share						(70,461)			(70,461)

Balance, December 31, 2005	40,679	$1	268	$1,942	$60,460	$89,022	$476	$377	$152,278

The accompanying notes are an integral part of the consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2003
	(In thousands)

Cash Flows From Operating Activities:
Net income	$30,321	$40,974	$40,304
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,852	3,024	2,522
Bad debt provisions/(credits)	1,564	400	(493)
Reduction in reserve requirements applicable to the Metier transaction	—	—	(882)
Realized gains on sales of short term investments	(1,383)	(2,049)	(1,015)
Deferred income taxes	890	1,101	3,940
Stock warrants sales incentive	—	77	1,777
Compensation expense related to restricted stock	1,596	884	—
Loss on equity investments	—	—	34
Changes in assets and liabilities:
Accounts receivable and revenue earned in excess of billing, net	(6,446)	(469)	(5,836)
Other current assets	(4,191)	(300)	232
Accrued payroll and other liabilities	11,155	4,046	4,411
Deferred revenues	(1,921)	783	(851)

Net cash provided by operating activities	36,437	48,471	44,143

Cash Flows From Investing Activities:
Property and equipment expenditures	(16,392)	(12,017)	(4,226)
Equity and other investments	—	—	223
Purchase of short-term investments:
Investments in mutual funds	(23,484)	(72,825)	(52,313)
Investments in term deposits with banks	(4,434)	(21,516)	—
Proceeds from sales of short term investments:
Proceeds from sales of mutual funds	43,255	65,866	33,924
Maturities of term deposits with banks	22,682	7,394	2,162

Net cash provided by/(used in) investing activities	21,627	(33,098)	(20,230)

Cash Flows From Financing Activities:
Net proceeds from issuance of common stock	3,417	3,140	6,538
Common stock repurchases	(676)	(1,479)	(160)
Dividends paid	(70,901)	(9,685)	(52,260)

Net cash used in financing activities	(68,160)	(8,024)	(45,882)

Effect of foreign currency exchange rate changes on cash	344	(1,061)	(170)

Change in cash and cash equivalents	(9,752)	6,288	(22,140)
Cash and cash equivalents, beginning of year	109,142	102,854	124,994

Cash and cash equivalents, end of year	$99,390	$109,142	$102,854

Non cash investing and financing activities:
Cash dividends declared but unpaid	$2,476	$2,433	$2,401
Stock warrants	—	77	—
Cash paid for income taxes	19,134	5,543	5,582

The accompanying notes are an integral part of the consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Business

Syntel, Inc. and Subsidiaries (individually and collectively “Syntel” or the “Company”) provide information technology services such as programming, systems integration, outsourcing and overall project management. The Company provides services to customers primarily in the financial, manufacturing, healthcare, transportation, retail, and information/communication industries, as well as to government entities. The Company’s reportable operating segments consist of Applications Outsourcing, e-Business, TeamSourcing and Business Process Outsourcing (BPO).

Through Applications Outsourcing, the Company provides higher-value outsourcing services for ongoing management, development and maintenance of customers’ business applications. In most Application Outsourcing engagements, the Company assumes responsibility for the management of customer development and support functions. These services may be provided on either a time-and-material basis or on a fixed price basis.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-commerce, CRM, SAP and Oracle, as well as partnership arrangements with leading software firms, to provide installation services to their respective customers. These services may be provided on either a time-and-material basis or on a fixed price basis, in which the Company assumes responsibility for management of the engagement.

Through TeamSourcing, the Company provides professional information technology consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices. TeamSourcing consultants, whether working individually or as a team of professionals, generally receive direct supervision from the customer’s management staff. TeamSourcing services are generally invoiced on a time and material basis.

Through BPO, Syntel provides outsourced solutions for a client’s business processes, providing them with the advantage of a low cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called Identeontm to assist with strategic assessments of business processes and identifying the right ones for outsourcing.

2.	Summary of Certain Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Syntel, Inc. (“Syntel”), a Michigan corporation, its wholly owned subsidiaries, and a joint venture. All significant inter-company balances and transactions have been eliminated.

The wholly owned subsidiaries of Syntel, Inc. are:

•	Syntel Limited (“Syntel India”), an Indian limited liability company formerly known as Syntel (India) Ltd.;

•	Syntel Singapore PTE., Ltd. (“Syntel Singapore”), a Singapore limited liability company;

•	Syntel Europe, Ltd. (“Syntel U.K.”), a United Kingdom limited liability company;

•	Syntel Canada Inc. (“Syntel Canada”), an Ontario limited liability company;

•	Syntel Deutschland GmbH (“Syntel Germany”), a German limited liability company;

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Syntel Hong Kong Ltd. (“Syntel Hong Kong”), a Hong Kong limited liability company;

•	Syntel (Australia) Pty. Limited (“Syntel Australia”), an Australian limited liability company;

•	Syntel Delaware LLC (“Syntel Delaware”), a Delaware limited liability company;

•	SkillBay LLC (“SkillBay”), a Michigan limited liability company;

•	Syntel (Mauritius) Limited (“Syntel Mauritius”), a Mauritius limited liability company;

•	Syntel Consulting Inc (“Syntel Consulting”), a Michigan limited liability company;

•	Syntel Sterling BestShores (Mauritius) Limited (“SSBML”), a Mauritius limited liability company; and

•	Syntel Worldwide (Mauritius) Limited (“Syntel Worldwide”), a Mauritius limited liability company.

The formerly wholly owned subsidiary of Syntel Delaware LLC (as of December 31, 2004) that became a partially owned joint venture of Syntel Delaware LLC on February 1, 2005 is:

•	Syntel Solutions (Mauritius) Ltd. (“Syntel Solutions”), a Mauritius limited liability company.

The wholly owned subsidiary of Syntel Solutions is:

•	Syntel Sourcing Pvt. Ltd. (“Syntel Sourcing”), an Indian limited liability company.

The wholly owned subsidiaries of Syntel Mauritius are:

•	Syntel International Pvt. Ltd. (“Syntel International”), an Indian limited liability company; and

•	Syntel Global Pvt. Ltd. (“Syntel Global”), an Indian limited liability company.

The wholly owned subsidiary of Syntel Sterling BestShores (Mauritius) Limited is:

•	Syntel Sterling BestShores Solutions Private Limited (“SSBSPL”), an Indian limited liability company.

Revenue Recognition

The Company recognizes revenues from time and material contracts as the services are performed.

Revenue from fixed-price applications management, maintenance and support engagements is recognized as earned which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement.

Revenue on fixed-price, applications development and integration projects in the Company’s application outsourcing and e-Business segments are measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts to the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying consolidated balance sheets.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenues are reported net of sales incentives.

Reimbursements of out-of-pocket expenses are included in revenue in accordance with Emerging Issues Task Force Consensus (“EITF”) 01-14, “Income Statement Characterization of Reimbursement Received for ‘Out of Pocket’ Expenses Incurred”.

Cash and Cash Equivalents

For the purpose of reporting Cash and Cash Equivalents, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2005 and 2004, approximately $60.8 million and $29.1 million respectively, represent corporate bonds and treasury notes held by JP Morgan Chase Bank NA. The remaining amounts of cash and cash equivalents are invested in money market accounts with various banking and financial institutions.

Fair Value of Financial Instruments

The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short maturities. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of investments and accounts receivable. Cash on deposit is held with financial institutions with high credit standings. The Company has cash deposited with financial institutions that, at times, may exceed the federally insured limits.

Our customer base consists primarily of Global 2000 companies and accordingly our accounts receivable is not exposed to significant credit risk. The Company establishes an allowance for doubtful accounts as a provision for known and inherent collection risks related to its accounts receivable. The estimation of the provision is primarily based on our assessment of the probable collection from specific customer accounts, the aging of the accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

Short Term Investments

The Company’s short-term investments consist of short-term mutual funds, which have been classified as available-for-sale and are carried at estimated fair value. Fair value is determined based on quoted market prices. Unrealized gains and losses, net of taxes, on available-for-sale securities are reported as a separate component of accumulated other comprehensive income (loss) in shareholders’ equity. Net realized gains or losses resulting from the sale of these investments, and losses resulting from decline in fair values of these investments that are other than temporary declines, are included in other income. The cost of securities sold is determined on the weighted average method.

Investments include Term deposits with original maturity exceeding three months and whose maturity date is within one year from the date of the balance sheet.

Long-Lived Assets (Other Than Goodwill)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company reviews its long-lived assets (other than goodwill) for impairment whenever events or changes in circumstances indicate that the carrying amount of

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an asset may not be recoverable. When factors indicate that such costs should be evaluated for possible impairment, we assess the recoverability of the long-lived assets (other than goodwill) by comparing the estimated undiscounted cash flows associated with the related asset or group of assets against their respective carrying amounts. The amount of an impairment charge if any, is calculated based on the excess of the carrying amount over the fair value of those assets. Management believes no assets were impaired at December 31, 2005.

Other Income

Other income includes interest and dividend income, gains and losses from sale of securities and other investments.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are charged to expense when incurred. Depreciation is computed primarily using the straight-line method over the estimated useful lives as follows:

Years

Computer equipment and software	3
Furniture, fixtures and other equipment	7
Vehicles	3
Leasehold improvements	Life of lease
Leasehold land	Life of lease

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $4.9 million, $3.1 million and $2.5 million, respectively.

Goodwill

Effective January 1, 2002 the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. In accordance with SFAS No. 142, goodwill is no longer amortized but is evaluated for impairment at least annually.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to allowance for doubtful accounts, impairment of long-lived assets and goodwill, contingencies and litigation, the recognition of revenues and profits based on the proportional performance method and potential tax liabilities. Actual results could differ from those estimates and assumptions used in the preparation of the accompanying financial statements.

During 2005, the Company has reversed $2.6 million of the accrual for income taxes related to the year 2001 and credited it to the current year’s income tax provision. In determining the tax provisions, the Company also provides for tax contingencies based on the Company’s assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management’s estimates and accordingly are subject to revision based on additional information. The

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

portion of the reserve that is no longer required for any particular tax year, is credited to the current year’s income tax provision.

In addition, during 2005 the Company has reversed $0.9 million related to the payroll tax provision and provided for a valuation allowance of $1.6 million attributable to certain deferred tax assets.

During 2005, the Company provided $1.6 million towards allowance for doubtful accounts. At December 31, 2005 the allowance for doubtful accounts was $2.6 million. These estimates are based on management’s assessment of the probable collection from specific customer accounts, the aging of accounts receivable, analysis of credit data, bad debt write-offs, and other known factors.

The revision in estimates during 2005 had an after-tax impact of increasing the diluted earnings per share for the year ended December 31, 2005 by $0.01 per share.

During 2004, the Company reversed $1.7 million of the accrual for income taxes related to the year 2000 and credited it to the current year’s income tax provision. In determining the tax provisions, the Company also provides for tax contingencies based on the Company’s assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management’s estimates and accordingly are subject to revision based on additional information. The portion of the reserve no longer required for any particular tax year, is credited to the current year’s income tax provision.

In addition, during 2004 Syntel India accounted for a credit of approximately $0.5 million with respect of US branch profit taxes related to prior periods up to June 30, 2004.

The revision in estimates during 2004 above had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2004 by $0.05 per share.

During 2003, in connection with settlements and other changes in estimates for underlying litigation and related legal costs, the Company reduced its accrued liabilities and Metier related liabilities by $2.9 million, net of amounts paid. The Company also reduced its allowance for doubtful accounts by $0.5 million primarily on account of the successful collection of overdue debts. Also, in 2003 management revised its estimate of 2002 bonus compensation and reversed $0.8 million of previously recorded accruals. The revision in estimates during 2003 had an after tax impact of increasing the diluted earnings per share for the year ended December 31, 2003 by $0.06 per share.

Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries use the currency of the primary economic environment in which they operate as its functional currency. Revenues, costs and expenses of the foreign subsidiaries are translated to U.S. dollars at average period exchange rates. Assets and liabilities are translated to U.S. dollars at period-end exchange rates with the effects of these cumulative translation adjustments being reported as a separate component of accumulated other comprehensive income in shareholders’ equity. Transaction gains and losses, are reflected within ‘Selling, general and administrative expenses’ in the consolidated statements of income, for the years presented and were not material.

Earnings Per Share

Basic and diluted earnings per share are computed in accordance with SFAS No. 128 “Earnings Per Share”.

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the applicable period.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has stock options, which are considered to be potentially dilutive to the basic earnings per share. Diluted earnings per share is calculated using the treasury stock method for the dilutive effect of shares which have been granted pursuant to the stock option plan, by dividing the net income by the weighted average number of shares outstanding during the period adjusted for these potentially dilutive options, except when the results would be anti-dilutive. The potential tax benefits on exercise of stock options is considered as additional proceeds while computing dilutive earnings per share using the treasury stock method.

Employee Benefits

The Company maintains a 401(k) retirement plan that covers all regular employees on Syntel’s U.S. payroll. Eligible employees may contribute up to 15% of their compensation, subject to certain limitations, to the retirement plans. The Company may make contributions to the plans at the discretion of our Board of Directors; however, through December 31, 2005, no contributions have been made.

Eligible employees of the Company receive benefits under the Provident Fund (“PF”), which is a defined contribution plan. Both the employee and the Company make monthly contributions equal to a specified percentage of the covered employee’s salary. The Company has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. The Company’s monthly contributions are charged to income in the period they are incurred.

In accordance with the Payment of Gratuity Act, 1972 of India, the Indian subsidiary provides for gratuity, a defined retirement benefit plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation and are charged to income in the period determined. The Gratuity Plan is a non-funded plan. The amounts accrued under this plan are $1.1 million and $0.7 million as of December 31, 2005 and 2004, respectively, and are included within ‘Accrued payroll and related costs’.

Vacation Pay

The accrual for unutilized leave balance is determined for the entire available leave balance standing to the credit of the employees at period-end. The leave balance eligible for carry-forward is valued at gross compensation rates and eligible for compulsory encashment at basic compensation rates.

Stock Based Compensation

As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company has elected to measure stock based compensation cost using the intrinsic value method, in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” and has adopted the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123”. Had the fair value of each stock option granted been

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined consistent with the methodology of SFAS No. 123, the pro forma impact on the Company’s net income and earnings per share is as follows:

	Year Ended December 31
	2005	2004	2003
	(In thousands, except per share data)

Net income as reported	$30,321	$40,974	$40,304
Add, stock-based compensation expenses recognized in statement of income, net of tax	1,384	713	—
Deduct, stock-based compensation expense determined under the fair value method, net of tax	(1,704)	(1,642)	(1,216)

Pro forma net income	$30,001	$40,045	$39,088

Earnings per share as reported
Basic	$0.75	$1.02	$1.02
Diluted	0.75	1.01	0.99
Earnings per share, pro forma
Basic	$0.74	$1.00	$0.99
Diluted	0.74	0.99	0.96
Weighted average common shares outstanding
Basic	40,528	40,216	39,609
Diluted	40,651	40,469	40,797
Estimated fair value of options granted	$2.36	$5.78	$5.61

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for grants:

	2005	2004	2003

Risk free interest rate	4.60%	3.72%	3.35%
Expected life	5 years	5 years	5 years
Expected volatility	68.08%	71.94%	75.80%
Expected dividend yield	8.35%	1.37%	0.97%

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in income in the period that includes the enactment date.

Provision for Unutilized Leave

During the year ended December 31, 2005, Syntel Limited has changed its leave policy, resulting in a reduction of the maximum permissible accumulation of unutilized leave from 150 days to 60 days. The balance exceeding the maximum permissible accumulation is compulsorily encashed at basic salary. Accordingly, an amount of $0.51 million was paid at basic salary and $1.14 million representing the difference between the basic salary and gross compensation rates was reversed.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The gross charge for unutilized earned leave was $0.23 million, $1.4 million and $0.9 million for the years ended December 31, 2005, 2004 and 2003 respectively.

The amounts accrued for unutilized earned leave are $3.7 million and $4.4 million as of December 31, 2005 and December 31, 2004, respectively, and are included within ‘Accrued payroll and related costs’.

Recently Issued Accounting Standards

During December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Stock-based payments include stock option grants and other transactions under Company stock plans. The Company grants options to purchase common stock to some of its employees and directors under various plans at prices equal to the market value of the stock on the dates the options were granted. The Company is required to adopt SFAS 123R by the first quarter of fiscal 2006. The Company will use the modified prospective application transition method and estimates that the adoption of SFAS No. 123R for share-based awards issued to employees will not have a significant impact on its statement of income or financial position for 2006. This estimate is based upon various assumptions, including an estimate of the number of share-based awards that will be granted, cancelled or expired during 2006, as well as the Company’s future stock prices. These assumptions are highly subjective and changes in these assumptions could significantly affect the Company’s estimate.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), which replaces APB Opinion No. 120, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 changes the requirements for accounting and reporting a change in accounting principle, and applies to all voluntary changes in accounting principles, as well as changes required by an accounting pronouncement in the unusual instance it does not include specific transition provisions. Specifically, SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the effects of the change, the new accounting principle must be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and a corresponding adjustment must be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of the change, the new principle must be applied as if it were adopted prospectively from the earliest date practicable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS No. 154 does not change the transition provisions of any existing pronouncements. The Company has evaluated the impact of SFAS No. 154 and does not expect the adoption of this statement to have a significant impact on its consolidated statement of income or financial condition. The Company will apply SFAS No. 154 in future periods, when applicable.

3.	Acquisitions

Metier, Inc.

During 1999, the Company acquired substantially all the business and assets of Metier, Inc. The consideration for the Metier acquisition in 1999 included a $1.6 million dollar payment to the Metier shareholders, which was to be made in April 2000, and 300,000 shares of Syntel Common Stock, which were to be issued in September 2000. During 2000, the Company entered into litigation with the former shareholders of Metier and consequently, the $1.6 million dollar payment was not made and the 300,000 shares were not issued. In April 2002, the Company reached a resolution with the Metier shareholders wherein the $1.6 million dollar payment was not made, the 300,000 shares were not issued and

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Company paid $2.3 million in settlement and legal costs. Additionally, during the last quarter of 2002, the Company also settled certain of the Metier related and other litigation and in connection with these settlements, the Company reversed an accrual of approximately $5.7 million of the accrued Metier liability during 2002 having an earnings per share impact of $0.08 per share. The final settlements relating to the Metier liability were made during the third quarter of 2003 and accordingly, the remaining accrual of approximately $0.9 million was also reversed.

4.	Short Term Investments

Short term investments included the following at December 31, 2005 and 2004:

	2005	2004
	(In thousands)

Investments in mutual funds at carrying value	$16,814	$36,106
Term deposits with banks	4,269	22,793

Total	$21,083	$58,899

Information related to investments in mutual funds (primarily Indian Mutual Funds) is as follows:

	2005	2004	2003
	(In thousands)

Cost	$16,275	$35,456	$25,220
Unrealized gain, net	539	650	917

Carrying value	$16,814	$36,106	$26,137

Gross realized gains	$1,383	$2,049	$1,015
Gross realized losses	—	—	—
Dividend income	—	—	—
Proceeds on sale of short term investments	43,255	65,866	33,924
Purchase of short term investments	23,484	72,825	52,313

Investment in term deposits with banks included the following at December 31, 2004 and 2003:

	2005	2004	2003
	(In thousands)

Cost	$4,269	$22,793	$7,845

Maturities of term deposits	$22,682	$7,394	$2,162
Purchase of term deposits	4,434	21,516	—

5.	Stock Warrants Sales Incentive

During 2002, the Company granted to a significant customer immediately exercisable warrants entitling the customer to purchase 322,210 shares of the Company’s stock at an exercise price of $7.25 per share. The stated exercise price was based upon the customer achieving a specified minimum level of purchases of services (the “Performance Milestone”) from the Company over a specified performance period that ended on October 16, 2003. The customer exercised the warrant in February 2003 and received 209,739 shares in a cashless exercise.

The customer earned the sales incentive as they met the performance milestone over the specified performance period that ended on October 16, 2003.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with EITF 01-09, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, the Company has recorded the value of sales incentive as a reduction of revenues, to the extent of revenues earned up to October 16, 2003.

The measurement of the sales incentive, which previously was based on the market value of the Company’s stock at each period end, was finalized based on sale of the shares in quarter ended September 30, 2003 by the customer at an average sale price of $22.31. Accordingly, the final value of the sales incentive was $4.7 million. Cumulatively, the Company had recorded $2.9 million of the sales incentive as a reduction of revenue up to December 31, 2002. The remaining sales incentive of $1.8 million was recorded during the year 2003.

The Company has also granted the same customer certain additional performance warrants at significantly higher performance milestones. The Company has estimated that such higher performance milestones will not be met. Accordingly, the Company has not accounted for these performance warrants. If and when the Company estimates that such higher performance milestones will be met, the sales incentive associated with the performance warrants will be recorded as a reduction of revenue.

6.	Revenue Earned in Excess of Billings and Deferred Revenue

Revenue earned in excess of billings consists of:

	2005	2004
	(In thousands)

Unbilled revenue for time and material projects	$3,027	$2,144
Unbilled revenue for fixed price projects	5,339	2,246

	$8,366	$4,390

Deferred revenue consists of:

	2005	2004
	(In thousands)

Deferred revenue on uncompleted fixed price development contracts	$3,087	$4,123
Advance billing on application management and support contracts	195	1,025
Other deferred revenue	74	83

	$3,356	$5,231

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Property and Equipment

Property and equipment at December 31, 2005 and 2004 is summarized as follows:

	2005	2004
	(In thousands)

Computer equipment and software	$21,387	$17,651
Furniture, fixtures & other equipment	11,947	9,966
Vehicles	1,050	1,032
Leasehold improvements	1,765	1,499
Leasehold land	1,828	1,856
Capital advances/work in progress	16,713	5,750

	54,690	37,754
Less accumulated depreciation and amortization	25,504	21,290

	$29,186	$16,464

8.	Line of Credit

The Company has a line of credit with JP Morgan Chase Bank NA, which provides for borrowings up to $15.0 million ($20.0 million at December 31, 2004). The line of credit has been renewed and amended and now expires on August 31, 2006. The line of credit has a sub-limit of $5.0 million for letters of credit, which bear a fee of 1% per annum of the face value of each standby letter of credit issued. Borrowings under the line of credit bear interest at (i) a formula approximating the Eurodollar rate plus the applicable margin of 1.25%, (ii) the bank’s prime rate minus 1.0% or (iii) negotiated rate plus 1.25%. There were no outstanding borrowings at December 31, 2005 and 2004.

9.	Leases

The Company leases certain facilities and equipment under operating leases. Current operating lease obligations are expected to be renewed or replaced upon expiration. Future minimum lease payments under all non-cancelable leases expiring beyond one year as of December 31, 2005 are as follows:

(In thousands)

2006	$2,667
2007	2,240
2008	1,794
2009	1,720
2010	1,454
Thereafter	113

$9,988

Total rent expense amounted to approximately $2.9 million; $2.2 million and $2.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes

Income before income taxes for the Company’s U.S. and foreign operations was as follows:

	2005	2004	2003
	(In thousands)

U. S.	$18,410	$12,147	$15,168
Foreign	32,523	34,080	38,412

	$50,933	$46,227	$53,580

The provision for income taxes is as follows:

	2005	2004	2003
	(In thousands)

Current
Federal	$7,382	$1,672	$3,947
State	1,346	305	720
Foreign	10,882	2,175	4,635

Total current provision	19,610	4,152	9,302

Deferred
Federal	931	221	3,332
State	170	40	608
Foreign	(211)	840	—

Total deferred provision (benefit)	890	1,101	3,940

Total provision for income taxes	$20,500	$5,253	$13,242

The components of the net deferred tax asset are as follows:

	2005	2004
	(In thousands)

Deferred tax assets
Impairment of investments and capitalized development costs	$1,814	$1,814
Valuation Allowance	(1,664)	—
Property, plant and equipment	71	149
Accrued expenses and allowances	2,235	1,717
Advanced billing receipts	835	602

Total deferred tax assets	3,291	4,282

Deferred tax liabilities Provision for branch tax on dividend equivalent in India	(1,089)	(1,183)
Provision for tax on unrealized gains in India	(63)	(102)

Total deferred tax liabilities	(1,152)	(1,285)

Net deferred tax assets	$2,139	$2,997

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Balance sheet classification of the net deferred tax asset is summarized as follows:

	2005	2004
	(In thousands)

Deferred tax asset, current	$2,139	$1,895
Deferred tax asset, non-current	—	1,102

	$2,139	$2,997

During 2001, the Company had recorded deferred tax assets related to tax benefits on write-off of certain investments. In 2005 the company has created a valuation allowance of $1.7 million against these deferred tax assets, as these tax benefits are not expected to be recognized.

Syntel’s software development centers/units are located in Mumbai, Chennai and Pune. Units in Mumbai are located in a Special Economic Zone (SEZ), the unit at Chennai is 100% Export Oriented Unit (EOU) and units at Pune are registered with Software Technologies Park of India (STPI). Under the Indian Income Tax Act, 1961 (the “Act”), 100% EOUs at Chennai, units registered with STPI at Pune and certain units located in SEZ are eligible for an exemption from payment of corporate income taxes for up to 10 years of operations on the profits generated from these undertakings or March 31, 2009, whichever is earlier. Certain units located in SEZ are eligible for 100% exemption from payment of corporate taxes for the first 5 years of operation and a 50% exemption for the next 5 years.

Effective April 1, 2003 one of the Company’s Software Development Units has ceased to enjoy the above-mentioned tax exemption. Another development unit ceased to enjoy the tax exemption on April 1, 2005. Provision for Indian Income Tax is made only in respect of business profits generated from these software development units, to the extent they are not covered by the above exemptions and on income from investments and interest income.

The benefit of the tax Holiday granted by the Indian authorities was $11 million, $7.6 million and $9.1 million for the years 2005, 2004 and 2003, respectively.

The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million during 2005 out of the retained earnings of its controlled foreign subsidiary, Syntel Limited, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including U.S. Federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extra ordinary dividends are required to be invested in the United States for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of December 31, 2005, the Company has invested approximately $42.5 million towards permitted investments under the Act against this extra ordinary dividend pursuant to an approved Domestic reinvestment plan.

The Company intends to use remaining accumulated and future earnings of foreign subsidiaries to expand operations outside the United States and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the United States and no provision for U.S. federal and state income tax or applicable dividend distribution tax has been provided thereon.

If the company determines to repatriate all undistributed repatriable earnings of foreign subsidiaries as of December 31, 2005, the company would have accrued taxes of approximately $34.1 million.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to income before income taxes:

	2005	2004	2003
	(In thousands)

Income before income taxes	$50,933	$46,227	$53,580

Statutory provision	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.3%	1.0%	1.0%
Tax-free investment income	(0.2)%	(0.4)%	(0.6)%
Foreign effective tax rates different from US Statutory Rate	(18.3)%	(19.3)%	(16.4)%
Tax reserves	(5.0)%	(3.8)%	5.7%
Valuation Allowance	3.2%	0.0%	0.0%
Tax on Repatriation	24.2%	0.0%	0.0%
Other, net	0.0%	(1.1)%	0.0%

Total Provision	40.2%	11.4%	24.7%

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company’s assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management’s estimates and accordingly are subject to revision based on additional information. The provision no longer required for any particular tax year, is credited to the current period’s income tax expenses. Conversely, in the event of a future tax examination, if the Company does not prevail on certain tax positions taken in filed returns the tax expense related thereto will be recognized in the period in which examiners position is determined to be final.

During the year ended December 31, 2005, 2004 and 2003, the effective income tax rate was 40.2%, 11.4% and 24.7%, respectively. The tax rate for the year ended December 31, 2005 is impacted by reversal of tax reserve of $2.6 million, provision for valuation allowance of $1.7 million and the tax related to the repatriation of $12.3 million. Without the above, the effective tax rate for the year ended December 31, 2005 would have been 17.8%. During year ended December 31, 2004 the tax rate was impacted by reversal of tax reserve of $1.7 million, tax credit of $0.5 million in Syntel India and the research and development tax credit of $0.5 million in Syntel Inc. Without the above, the effective income tax rate during the year ended December 31, 2004 would have been 17.3%. During year ended December 31, 2003, the tax rate was impacted by provision of tax reserve of $3.1 million. Without the above, the effective income tax rate during the year ended December 31, 2003 would have been 19%. The tax rate continues to be positively impacted by the combined effects of offshore transition and reduced onsite profitability.

Syntel India has not provided for disputed Indian income tax liabilities amounting to $2.51 million for the financial years 1995-96 to 2001-02.

Syntel India has obtained an opinion from one independent legal counsel (a former Chief Justice of the Supreme Court of India) for the financial year 1998-99 and opinions from another independent legal counsel (also a former Chief Justice of the Supreme Court of India) for the financial years 1995-96, 1996-97, 1997-98, 1999-2000 and 2000-01 and for subsequent periods to date, which support Syntel India’s position in this matter.

Syntel India had filed an appeal with the Commissioner of Income Tax (Appeals) for the financial year 1998-99 and received a favorable decision. A similar appeal filed by Syntel India with the Commissioner of Income Tax (Appeals) for the financial year 1999-2000 was however dismissed in March

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004. Syntel India has appealed this decision with the Income Tax Appellate Tribunal. Syntel India has since also received orders for appeals filed with the Commissioner of Income Tax (Appeals) against the demands raised in March 2004 by the Income Tax Officer for similar matters relating to the financial years 1995-96, 1996-97, 1997-98 and 2000-01 and received a favorable decision for 1995-96 and the contention of Syntel India was partially upheld for the other three years. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal for the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has appealed the favorable decisions for 1995-96 and 1998-99 and the partially favorable decisions for the other years with the Income Tax Appellate Tribunal.

Syntel India has also not provided for other disputed Indian income tax liabilities aggregating to $4.40 million against which Syntel India has filed or is in the process of filing appeals with the Commissioner of Income Tax (Appeals). Syntel India has obtained opinions from independent legal counsels, which support Syntel India’s position in this matter.

Further, Syntel India has not provided for disputed income tax liabilities aggregating to $0.10 million, for which Syntel India has filed or is in the process of filing appeals or petitions.

All the above tax exposures involve complex issues and may need an extended period to resolve the issues with the Indian income tax authorities. Management, after consultation with legal counsel, believes that the resolution of the above matters will not have a material adverse effect on the Company’s financial position.

Tax Credit

During the year ended December 31, 2004, the provision for income tax was reduced by research and development tax credits claimed. The tax credits relate to increased qualified expenditures for software development. The Company completed a review of such qualified expenditures and filed refund claims for the tax years ended December 31, 1999, 2000, 2001 and 2002. The appropriate tax benefit for these years has been recorded currently in conjunction with the completion of the review. This tax credit had a positive impact of $0.5 million on taxes.

In addition, during the year ended December 31, 2004, Syntel India has accounted for a credit of approximately $0.5 million in respect of US branch profit taxes related to prior periods up to June 30, 2004 and also reclassified in the balance sheet $1.0 million from Income taxes payable to deferred tax liability.

11.	Earnings Per Share

The reconciliation of earnings per share computations for the years 2005, 2004, and 2003 are as follows:

	2005		2004		2003
		Per		Per		Per
	Shares	Share	Shares	Share	Shares	Share
	(In thousands, except per share data)

Basic earnings per share(1)	40,528	$0.75	40,216	$1.02	39,609	$1.02
Potential dilutive effect of stock options and warrants outstanding	123	(0.00)	253	(0.01)	1,188	(0.03)

	40,651	$0.75	40,469	$1.01	40,797	$0.99

(1)	Represents weighted average number of common shares.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2005, 2004 and 2003, stock options to purchase 66,700, 135,700 and 44,500 shares of Common Stock, respectively, at a weighted average price per share of $24.55, $24.13 and $25.00 respectively, were outstanding but were not included in the computation of diluted earnings per share. The options’ exercise price was greater than the average market price of the common shares and was anti-dilutive.

12.	Dividend

The Board of Directors at its meeting on March 3, 2005 declared a special dividend of $1.50 per share payable to Syntel shareholders of record at the close of business on March 14, 2005. The dividend was paid on March 31, 2005.

The shareholders of record as of December 31, 2004 have been paid $0.06 per share on January 14, 2005.

The Board of Directors at its meeting in July 2003 declared a one-time special dividend of $1.25 per share payable to Syntel shareholders of record at the close of business on August 29, 2003, which was paid on September 12, 2003.

In addition, the Board of Directors at the same meeting approved the initiation of quarterly cash dividends. The initial dividend rate will be $0.06 per share per quarter.

Per share dividends paid in 2005, 2004 and 2003 were $1.74, $0.24 and $1.31 respectively.

13.	Stock Compensation Plans

The Company established a stock option plan in 1997 under which 3 million shares of Common Stock were reserved for issuance. The dates on which granted options are first exercisable are determined by the Compensation Committee of the Board of Directors, but generally vest over a four-year period from the date of grant. The term of any option may not exceed ten years from the date of grant.

For certain options granted during 1997, the exercise price was less than the fair value of the Company’s stock on the date of grant and, accordingly, compensation expense is being recognized over the vesting period for such difference. For the options granted thereafter, the Company grants the options at the fair market value on the date of grant of the options. The Company applies APB Opinion No. 25 and related interpretations in accounting for this plan. In accordance with APB Opinion No. 25, no compensation cost would need to be recognized for the options granted post 1998 as the exercise price equaled the fair value of the shares on the date of the grant.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock option activity during the years ended December 31, 2005, 2004 and 2003 is as follows:

		Weighted
	Number	Average
	of Shares	Price

Shares under option
Outstanding, January 1, 2003	2,338,474	$9.07
Activity during 2003
Granted, price equals fair value	273,250	18.90
Exercised	694,858	8.39
Forfeited	587,127	11.55
Expired	14,329	10.92

Outstanding, December 31, 2003	1,315,410	10.33
Activity during 2004
Granted, price equals fair value	85,711	25.33
Exercised	264,613	8.01
Forfeited	247,352	15.95
Expired	5,833	7.74

Outstanding, December 31, 2004	883,323	10.93
Activity during 2005
Granted, price equals fair value	1,500	16.33
Exercised	360,740	6.85
Forfeited	68,400	22.38
Expired	17,432	16.84

Outstanding, December 31,2005	438,251	$12.28

Exercisable, December 31, 2003	379,672	$7.94
Exercisable, December 31, 2004	400,830	$8.38
Exercisable, December 31, 2005	302,651	$9.52

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables sets forth details of options outstanding and exercisable at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$3.3191 - $6.6380	111,922	4.40	$5.02	111,922	$5.02
$6.6381 - $9.9570	69,536	4.30	8.35	69,536	8.35
$9.9571 - $13.2760	62,468	5.40	11.64	45,293	11.41
$13.2761 - $16.5950	125,025	6.60	14.61	62,400	14.47
$16.5951 - $19.9140	2,600	6.30	18.55	1,800	18.44
$19.9141 - $23.2330	17,700	8.10	21.15	2,100	21.28
$23.2331 - $26.5520	31,500	8.00	24.40	7,850	24.28
$26.5521 - $29.8710	17,500	4.50	28.25	1,750	28.25

	438,251	5.60	$12.28	302,651	$9.52

The Company has an employee stock purchase plan, which provides for employees to purchase pre-established amounts of the Company’s Common Stock as determined by the compensation committee. The price at which employees may purchase Common Stock is set by the compensation committee as not less than the lesser of 85% of the fair market value of the Common Stock on the NASDAQ National Market on the first day of the purchase period or 85% of the fair market value of the Common Stock on the last day of the purchase period. The Company has reserved 1.5 million shares of Common Stock for issuance under the Company’s employee stock purchase plan. Under the terms of the plan, eligible employees may elect to have up to 5% of their regular base earnings withheld to purchase company stock, with a maximum contribution value, which may not exceed $21,250 for each calendar year in which a purchase period occurs. As of December 31, 2005 and 2004 the Company has $0.4 million and $0.5 million, respectively of employee withholdings, included in accrued payroll and related costs in the balance sheet to be used to purchase company stock. As of December 31, 2005 and 2004, 785,968 and 848,899 shares of Common Stock were available under the plan.

  Restricted Stock:

On different dates during the quarter ended June 30, 2004 the Company issued 319,300 shares of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 10%, 20%, 30%, and 40% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates, respectively.

On different dates during the year ended December 31, 2005 the Company issued additional 54,806 shares of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to incremental 25% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates, respectively.

Based upon the market value on the grant dates, the Company recorded $5.84 million during the quarter ended June 30, 2004 and $0.89 million during the year ended December 31, 2005 of unearned compensation included as a separate component of shareholders’ equity to be expensed over the four-year

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

service period on a straight line basis. During the years ended December 31, 2005 and 2004, the Company reversed $1.21 million and $0.41 million, respectively, of unearned compensation towards forfeiture of restricted stock on account of termination of employees and expensed $1.59 million and $0.83 million, respectively, as compensation cost on account of these stock grants.

The recipients are also eligible for dividends declared on their restricted stock. The dividends paid on shares of unvested restricted stock are charged to compensation cost. For the years ended December 31, 2005 and 2004, the Company recorded $0.48 million and $0.05 million, respectively, as compensation cost for dividends paid on shares of unvested restricted stock.

For the restricted stock issued during the year ended December 31, 2005 the dividend will be accrued and paid subject to the same restriction as the restriction on transferability.

14.  Commitments & Contingencies

Syntel’s subsidiaries have commitments for capital expenditures (net of advances) of $2.9 million primarily related to the technology Campus being constructed at Pune, India, as of December 31, 2005.

The Company and its subsidiaries are parties to litigation and claims, which have arisen, in the normal course of their activities. Although the amount of the Company’s ultimate liability, if any, with respect to these matters cannot be determined with reasonable certainty, management, after consultation with legal counsel, believes that the resolution of such matters will not have a material adverse effect upon the Company’s consolidated financial position.

Syntel India’s operations are carried out from their development centers/units in Mumbai forming part of a Special Economic Zone (SEZ) and in Chennai and Pune, which are registered under the Software Technology Parks (STP) scheme. Under these schemes the registered units have export obligations, which are based on the formula provided by the notifications/circulars issued by the STP and SEZ authorities from time to time. The consequence of not meeting the above commitments would be a retroactive levy of import duty on items previously imported duty free for these units. Additionally the respective authorities have rights to levy penalties for any defaults on a case-by-case basis. The Company is confident of meeting these obligations.

15.	Employee Benefit Plans

Provident Fund Contribution expense recognized by Syntel India was $0.66 million; $0.5 million and $0.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Expense recognized by Syntel India under the Gratuity Plan was $0.47 million; $0.02 million and $0.3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Allowances for Doubtful Accounts

The movement in the allowance for doubtful accounts for the years ended December 31, 2005, 2004 and 2003 is summarized as follows:

	2005	2004	2003
	(In thousands)

Balance, beginning of year	$1,213	$809	$3,551
Provisions (reductions), net	1,564	400	(493)
Write-offs	(202)	(27)	(2,267)
Others	—	31	18

Balance, end of year	$2,575	$1,213	$809

17.	Segment Reporting

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprises and Related Information”, which requires reporting information about operating segments in annual financial statements. It has also established standards for related disclosures about its business segments and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available. This information is reviewed and evaluated regularly by the management, in deciding how to allocate resources and in assessing the performance.

The Company is organized geographically and by business segment. For management purpose, the Company is primarily organized on a worldwide basis into four business segments:

•	Application outsourcing,

•	e-Business,

•	TeamSourcing; and

•	Business Process outsourcing (BPO).

These segments are the basis on which the Company reports its primary segment information to management.

Through Application Outsourcing, the Company provides higher-value applications management services for ongoing management, development and maintenance of customers’ business applications.

Through e-Business, the Company provides development and implementation services for a number of emerging and rapidly growing high technology applications, including Web development, Data Warehousing, e-commerce, CRM, Oracle, and SAP; as well as partnership agreements with software providers.

Through TeamSourcing, the Company provides professional information technology consulting services directly to customers on a staff augmentation basis. TeamSourcing services include systems specification, design, development, implementation and maintenance of complex information technology applications involving diverse computer hardware, software, data and networking technologies and practices.

Through BPO, Syntel provides outsourced solutions for a client’s business processes, providing them with the advantage of a low cost position and process enhancement through optimal use of technology. Syntel uses a proprietary tool called Identeontm to assist with strategic assessments of business processes and identifying the right ones for outsourcing.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The accounting policies of the segments are the same as those presented in Note - 2. Management allocates all corporate expenses to the segments. No balance sheet/identifiable assets data is presented since the Company does not segregate its assets by segment.

	2005	2004	2003
	(In thousands)

Net Revenues
Applications Outsourcing	$171,331	$143,007	$136,424
e-Business	31,210	29,249	33,795
TeamSourcing	16,953	12,480	9,288
BPO	6,695	1,837	—

	226,189	186,573	179,507
Gross Profit
Applications Outsourcing	72,411	62,696	62,282
e-Business	9,687	11,302	14,389
TeamSourcing	4,886	4,598	1,137
BPO	4,162	857	—

	91,146	79,453	77,808
Selling, general and administrative expenses	44,917	36,999	28,278
Reduction in reserve requirements for Metier transaction	—	—	(882)

Income from Operations	$46,229	$42,454	$50,412

The Company’s largest customer in 2005, 2004 and 2003 was American Express, which was the only customer who accounted for revenues in excess of 10% of total consolidated revenues. Revenue from this customer was approximately $36.2 million, $29.4 million and $28.8 million, contributing approximately 16%, 16% and 16% of total consolidated revenues during 2005, 2004 and 2003, respectively. At December 31, 2005 and 2004 accounts receivable, from this customer were $1.1 million and $1.5 respectively. All revenue from this customer was generated in the Applications Outsourcing segment.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Geographic Information

Customers of the Company are primarily situated in the United States. Net revenues and net income (loss) from each geographic location were as follows:

	2005	2004	2003
	(In thousands)

Net revenues
North America, primarily United States	$205,376	$167,240	$163,121
India	113,571	90,230	71,823
UK	12,119	13,410	15,303
Far East, primarily Singapore	1,090	1,501	907
Germany	1,540	2,692	720
Mauritius	931	—	—
Inter-company revenue elimination (primarily India)	(108,438)	(88,500)	(72,367)

Net revenues	$226,189	$186,573	$179,507

Net income (loss)
North America, primarily United States	$9,394	$10,459	$6,650
India	19,737	28,831	33,168
UK	1,667	1,732	895
Far East, primarily Singapore	27	194	(114)
Germany	(472)	(242)	(295)
Mauritius	(32)	—	—

Net Income	$30,321	$40,974	$40,304

Assets, December 31
North America, primarily United States	$107,143	$110,613	$99,740
India	58,815	106,014	75,754
UK	10,019	8,892	9,015
Far East, primarily Singapore	555	560	80
Germany	1,136	889	609
Mauritius	20,493	—	—

Total assets	$198,161	$226,968	$185,198

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Selected Quarterly Financial Data (Unaudited)

Selected financial data by calendar quarter were as follows:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Full Year
	(In thousands, except per share data)

2005
Net revenues	$50,732	$54,677	$58,501	$62,279	$226,189
Cost of revenues	29,704	32,754	35,298	37,287	135,043

Gross profit	21,028	21,923	23,203	24,992	91,146
Selling, general and administrative expenses	11,165	10,699	10,533	12,520	44,917

Income from operations	9,863	11,224	12,670	12,472	46,229
Other income, principally interest	1,136	708	810	1,938	4,592

Income before income taxes	10,999	11,932	13,480	14,410	50,821
Provision for income taxes	2,005	2,246	1,741	14,508	20,500

Net income	$8,994	$9,686	$11,739	$(98)	$30,321

Earnings per share, diluted(a)	$0.22	$0.24	$0.29	$0.00	$0.75

Weighted average shares outstanding, diluted	40,526	40,570	40,669	40,838	40,651

2004
Net revenues	$45,089	$45,846	$46,602	$49,036	$186,573
Cost of revenues	26,085	26,234	27,014	27,787	107,120

Gross profit	19,004	19,612	19,588	21,249	79,453
Selling, general and administrative expenses	8,839	8,822	8,850	10,488	36,999

Income from operations	10,165	10,790	10,738	10,761	42,454
Other income, principally interest	996	357	753	1,667	3,773

Income before income taxes	11,161	11,147	11,491	12,428	46,227
Provision for (benefit from) income taxes	1,839	1,742	(402)	2,074	5,253

Net income	$9,322	$9,405	$11,893	$10,354	$40,974

Earnings per share, diluted(a)	$0.23	$0.23	$0.29	$0.26	$1.01

Weighted average shares outstanding, diluted	40,614	40,510	40,355	40,416	40,469

a)	Earnings per share for the quarter are computed independently and may not equal the earnings per share computed for the total year.

INTRODUCTION TO THE INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

The condensed consolidated financial statements of Syntel, Inc. and subsidiaries, have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. We believe that the disclosures are adequate to make the information presented not misleading when read in conjunction with the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K, as filed with the Securities Exchange and Commission, for the year ended December 31, 2005.

The financial information presented reflects all adjustments (consisting of normal recurring adjustments) which are, in our opinion, necessary for a fair presentation of the results of operations and cash flows and statements of financial position for the interim periods presented. These results are not necessarily indicative of a full year’s results of operations.

SYNTEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,
	2006	December 31,
	(Unaudited)	2005
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$37,212	$99,390
Short term investments	38,579	21,083
Accounts receivable, net of allowances for doubtful accounts of $2,578 and $2,575 at September 30, 2006 and December 31, 2005, respectively	40,491	27,907
Revenue earned in excess of billings	9,052	8,366
Deferred income taxes and other current assets	12,496	10,003

Total current assets	137,830	166,749
Property and equipment	62,869	54,690
Less accumulated depreciation and amortization	29,223	25,504

Property and equipment, net	33,646	29,186
Goodwill	906	906
Deferred income taxes and other non current assets	2,291	1,320

Total Assets	$174,673	$198,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current liabilities:
Accounts payable	$5,088	$6,890
Accrued payroll and related costs	17,033	15,906
Income taxes payable	3,363	9,809
Accrued liabilities	7,720	7,446
Deferred revenue	4,121	3,356
Dividends payable	2,442	2,476

Total current liabilities	39,767	45,883
Shareholders’ equity
Total shareholders’ equity	134,906	152,278

Total Liabilities and Shareholders’ Equity	$174,673	$198,161

The accompanying notes are an integral part of the condensed consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
	(In thousands, except share data)

Net revenues	$69,217	$58,501	$197,123	$163,910
Cost of revenues	42,635	35,298	123,267	97,756

Gross profit	26,582	23,203	73,856	66,154
Selling, general and administrative expenses	13,056	10,533	35,299	32,397

Income from operations	13,526	12,670	38,557	33,757
Other income, principally interest	1,298	810	3,525	2,654

Income before provision for income taxes	14,824	13,480	42,082	36,411
Provision for income taxes	293	1,741	4,443	5,992

Net income	$14,531	$11,739	$37,639	$30,419

Dividend per share	$1.31	$0.06	$1.43	$1.68
Earnings Per Share:
Basic	$0.36	$0.29	$0.92	$0.75
Diluted	$0.35	$0.29	$0.92	$0.75
Weighted Average Common Shares Outstanding:
Basic	40,865	40,576	40,783	40,487
Diluted	41,123	40,669	41,038	40,588

The accompanying notes are an integral part of the condensed consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2006	2005
	(Unaudited)	(Unaudited)
	(In thousands)

Cash Flows from Operating Activities:
Net income	$37,639	$30,419
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	4,302	3,407
Bad debt provisions/(credits)	0	500
Realized gains on sales of short term investments	(284)	(392)
Deferred income taxes	1,085	1,366
Compensation expense related to restricted stock	1,366	1,273
Share based compensation expense	528	0
Changes in assets and liabilities:
Accounts receivable and revenue earned in excess of billings, net	(11,965)	(10,003)
Other current assets	(4,709)	(3,609)
Accrued payroll and other liabilities	(6,175)	6,423
Deferred revenues	(1,087)	(1,586)

Net cash provided by operating activities	20,700	27,798

Cash Flows from Investing Activities:
Property and equipment expenditures	(9,351)	(11,049)
Purchase of short term investments:
Investments in mutual funds	(39,993)	(3,184)
Investments in term deposits with banks	(56,953)	(4,416)
Proceeds from sales of short term investments:
Proceeds from sales of mutual funds	42,893	16,557
Maturities of term deposits with banks	36,256	22,682

Net cash (used in)/provided by investing activities	(27,148)	20,590

Cash Flows from Financing Activities:
Net proceeds from issuance of common stock	1,604	2,527
Common stock repurchases	—	(676)
Dividends paid	(58,632)	(68,446)

Net cash used in financing activities	(57,028)	(66,595)

Effect of foreign currency exchange rate changes on cash	1,298	(343)

Change in cash and cash equivalents	(62,178)	(18,550)
Cash and cash equivalents, beginning of period	99,390	109,142

Cash and cash equivalents, end of period	$37,212	$90,592

Non cash investing and financing activities:
Cash dividends declared but unpaid	$2,442	$2,446

Cash paid for income taxes	$10,417	$5,737

The accompanying notes are an integral part of the condensed consolidated financial statements.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation:

The accompanying condensed consolidated financial statements of Syntel, Inc. (the “Company” or “Syntel”) have been prepared by management, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of Syntel and its subsidiaries as of September 30, 2006, the results of their operations for the three month and nine month periods ended September 30, 2006 and 2005, and cash flows for the nine months ended September 30, 2006 and 2005. The year end condensed balance sheet as of December 31, 2005 was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2005.

Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

2.	Principles of Consolidation and Organization

The consolidated financial statements include the accounts of Syntel, Inc. (“Syntel”), a Michigan corporation, its wholly owned subsidiaries, and a joint venture. All significant inter-company balances and transactions have been eliminated.

The wholly owned subsidiaries of Syntel, Inc. are:

•	Syntel Limited (“Syntel India”), an Indian limited liability company formerly known as Syntel (India) Ltd.;

•	Syntel Singapore PTE. Ltd. (“Syntel Singapore”), a Singapore limited liability company;

•	Syntel Europe, Ltd. (“Syntel U.K.”), a United Kingdom limited liability company;

•	Syntel Canada Inc. (“Syntel Canada”), an Ontario limited liability company;

•	Syntel Deutschland GmbH (“Syntel Germany”), a German limited liability company;

•	Syntel Hong Kong Ltd. (“Syntel Hong Kong”), a Hong Kong limited liability company;

•	Syntel (Australia) Pty. Limited (“Syntel Australia”), an Australian limited liability company;

•	Syntel Delaware LLC (“Syntel Delaware”), a Delaware limited liability company;

•	SkillBay LLC (“SkillBay”), a Michigan limited liability company;

•	Syntel (Mauritius) Limited (“Syntel Mauritius”), a Mauritius limited liability company;

•	Syntel Consulting Inc (“Syntel Consulting”), a Michigan corporation;

•	Syntel Sterling BestShores (Mauritius) Limited (“SSBML”), a Mauritius limited liability company; and

•	Syntel Worldwide (Mauritius) Limited (“Syntel Worldwide”), a Mauritius limited liability company.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The formerly wholly owned subsidiary of Syntel Delaware (as of December 31, 2004) that became a partially owned joint venture of Syntel Delaware LLC on February 1, 2005 is:

•	State Street Syntel Services (Mauritius) Ltd. (“SSSSML”), a Mauritius limited liability company formerly known as Syntel Solutions (Mauritius) Ltd.

The wholly owned subsidiary of SSSSML is:

•	Syntel Sourcing Pvt. Ltd. (“Syntel Sourcing”), an Indian limited liability company.

The wholly owned subsidiaries of Syntel Mauritius are:

•	Syntel International Pvt. Ltd. (“Syntel International”), an Indian limited liability company; and

•	Syntel Global Pvt. Ltd. (“Syntel Global”), an Indian limited liability company.

The wholly owned subsidiary of SSBML is:

•	Syntel Sterling BestShores Solutions Private Limited” (“SSBSPL”), an Indian limited liability company.

3.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include, but are not limited to allowance for doubtful accounts, impairment of long-lived assets and goodwill, contingencies and litigation, the recognition of revenues and profits based on the proportional performance method and potential tax liabilities. Actual results could differ from those estimates and assumptions used in the preparation of the accompanying financial statements.

4.	Revenue Recognition

The Company recognizes revenues from time and material contracts as the services are performed.

Revenue from fixed-price applications management, maintenance and support engagements is recognized as earned which generally results in straight-line revenue recognition as services are performed continuously over the term of the engagement.

Revenue on fixed-price, applications development and integration projects in the Company’s application outsourcing and e-Business segments are measured using the proportional performance method of accounting. Performance is generally measured based upon the efforts incurred to date in relation to the total estimated efforts to the completion of the contract. The Company monitors estimates of total contract revenues and cost on a routine basis throughout the delivery period. The cumulative impact of any change in estimates of the contract revenues or costs is reflected in the period in which the changes become known. In the event that a loss is anticipated on a particular contract, provision is made for the estimated loss. The Company issues invoices related to fixed price contracts based on either the achievement of milestones during a project or other contractual terms. Differences between the timing of billings and the recognition of revenue based upon the proportional performance method of accounting are recorded as revenue earned in excess of billings or deferred revenue in the accompanying consolidated balance sheets.

Revenues are reported net of sales incentives.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reimbursements of out-of-pocket expenses are included in revenue in accordance with Emerging Issues Task Force Consensus (“EITF”) 01-14, “Income Statement Characterization of Reimbursement Received for ’Out of Pocket’ Expenses Incurred”.

5.	Cash and Cash Equivalents

For the purpose of reporting Cash and Cash Equivalents, the Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents.

At September 30, 2006 and December 31, 2005, approximately $6.6 million and $60.8 million, respectively, represent corporate bonds and treasury notes held by JP Morgan Chase Bank NA. The remaining amounts of cash and cash equivalents are invested in money market accounts with various banking and financial institutions.

6.	Stock Warrants Sales Incentive

In 2000, the Company agreed to grant to a significant customer performance warrants entitling the customer to purchase shares of Company stock. The issuance of the performance warrants is dependent upon the customer meeting performance milestones by purchasing specified minimum levels of services from the Company over a specified period. The Company has estimated that such performance milestones will not be met during the year. Accordingly, the Company has not accounted for these performance warrants. If and when the Company estimates that such performance milestones will be met, the sales incentive associated with the performance warrants will be recorded as a reduction of revenue.

7.	Comprehensive Income

Total Comprehensive Income for the three and nine months ended September 30, 2006 and 2005 was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(In thousands)		(In thousands)

Net income	$14,531	$11,739	$37,639	$30,419
Other comprehensive income
Unrealized gain (loss)	505	164	1,298	353
Foreign currency translation adjustments	36	(439)	(1,460)	(1,098)

Total comprehensive income	$15,072	$11,464	$37,477	$29,674

8.	Earnings Per Share

Basic and diluted earnings per share are computed in accordance with Statement of Financial Accounting Standards (“SFAS”) No 128 “Earnings Per Share”.

Basic earnings per share are calculated by dividing net income by the weighted average number of shares outstanding during the applicable period.

The Company has stock options, which are considered to be potentially dilutive to the basic earnings per share. Diluted earnings per share is calculated using the treasury stock method for the dilutive effect of shares which have been granted pursuant to the stock option plan, by dividing the net income by the weighted average number of shares outstanding during the period adjusted for these potentially dilutive options, except when the results would be anti-dilutive. The potential tax benefits on exercise of stock

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options is considered as additional proceeds while computing dilutive earnings per share using the treasury stock method.

The following table summarizes the movement in the Capital Structure from June 30, 2006

No. of Shares
(In thousands)

Particulars
Balance as on June 30, 2006	40,839
Add:
Shares issued on exercise of stock options and restricted stock	73

Balance as on September 30, 2006	40,912

The following table sets forth the computation of earnings per share.

	Three Months Ended September 30,
	2006		2005
	Weighted		Weighted
	Average	Earnings	Average	Earnings
	Shares	per Shares	Shares	per Share
	(In thousands, except per share earnings)

Basic earnings per share	40,865	$0.36	40,576	$0.29
Potential dilutive effect of stock options outstanding	258	(0.01)	93	—

Diluted Earnings Per Share	41,123	$0.35	40,669	$0.29

	Nine Months Ended September 30,
	2006		2005
	Weighted		Weighted
	Average	Earnings	Average	Earnings
	Shares	per Shares	Shares	per Share
	(In thousands, except per share earnings)

Basic earnings per share	40,783	$0.92	40,487	$0.75
Potential dilutive effect of stock options outstanding	255	—	101	—

Diluted Earnings Per Share	41,038	$0.92	40,588	$0.75

9.	Segment Reporting

The Company is organized geographically and by business segment. For management purposes, the Company is primarily organized on a worldwide basis into four business segments:

•	Applications Outsourcing;

•	e-Business;

•	TeamSourcing; and

•	Business Process Outsourcing (“BPO”).

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These segments are the basis on which the Company reports its primary segment information to management. Management allocates all corporate expenses among the segments. No balance sheet/identifiable assets data is presented since the Company does not segregate its assets by segment. Financial data for each segment for the three month and nine month periods ended September 30, 2006 and 2005 is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(In thousands)		(In thousands)

Revenues:
Applications Outsourcing	$49,394	$43,872	$142,433	$124,725
e-Business	9,929	7,946	27,885	22,687
TeamSourcing	4,235	4,727	13,460	12,279
BPO	5,659	1,956	13,345	4,219

	69,217	58,501	197,123	163,910

Gross Profit:
Applications Outsourcing	18,286	18,443	53,592	52,224
e-Business	3,149	2,253	7,336	7,547
TeamSourcing	1,760	1,286	4,937	3,596
BPO	3,387	1,221	7,991	2,787

	26,582	23,203	73,856	66,154
Selling, general and administrative expenses	13,056	10,533	35,299	32,397

Income from operations	$13,526	$12,670	$38,557	$33,757

During the nine months ended September 30, 2006 and 2005, American Express Corp. contributed revenues in excess of 10% of total consolidated revenues. Revenue from this customer was $35.6 million during the nine months ended September 30, 2006, contributing approximately 18% of total consolidated revenues, as compared to $24.3 million during the nine months ended September 30, 2005, contributing approximately 14.8% of total consolidated revenues. At September 30, 2006 and December 31, 2005, accounts receivable from this customer were $3.8 million and $1.1 million respectively.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Geographic Information

Customers of the Company are primarily located in the United States. Net revenues and net income (loss) were attributed to each geographic location as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(In thousands)		(In thousands)

Net Revenues
North America, primarily United States	$65,967	$52,542	$188,558	$147,029
India	34,641	29,880	98,252	84,313
UK	3,186	3,138	8,341	9,612
Far East, primarily Singapore	1,375	592	3,107	1,352
Germany	85	439	538	1,270
Inter-company revenue elimination (primarily India)	(36,037)	(28,090)	(101,673)	(79,666)

Total Revenue	$69,217	$58,501	$197,123	$163,910

Net Income/(Loss)
North America, primarily United States	$5,369	$4,188	$10,775	$9,142
India	9,449	6,755	26,340	19,779
UK	245	506	1,058	1,516
Far East, primarily Singapore	(402)	84	(379)	124
Germany	(130)	206	(155)	(142)

Income/(Loss) After Income Taxes	$14,531	$11,739	$37,639	$30,419

11.	Income Taxes

The following table accounts for the differences between the federal statutory tax rate of 35% and the Company’s overall effective tax rate:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
	(In thousands)		(In thousands)

Income before income taxes	$14,824	$13,480	$42,082	$36,411
Statutory provision	35.0%	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.1%	1.3%	1.1%	1.3%
Tax-free investment income	(0.7)%	0.0%	(0.7)%	(0.2)%
Foreign effective tax rates different from US statutory rate	(33.4)%	(23.4)%	(24.8)%	(19.6)%

Effective Income Tax Rate	2.0%	12.9%	10.6%	16.5%

The Company records provisions for income taxes based on enacted tax laws and rates in the various taxing jurisdictions in which it operates. In determining the tax provisions, the Company also provides for tax contingencies based on the Company’s assessment of future regulatory reviews of filed tax returns. Such reserves, which are recorded in income taxes payable, are based on management’s estimates and accordingly

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are subject to revision based on additional information. The provision no longer required for any particular tax year, is credited to the current period’s income tax expenses.

The provision for income tax contingencies no longer required for any particular tax year is credited to the current period’s income tax expenses. During the three months ended September 30, 2006 and September 30, 2005, the effective income tax rate was 2% and 12.9% respectively. During the nine months ended September 30, 2006 and September 30, 2005, the effective income tax rate was 10.6% and 16.5% respectively. The tax rates for the three months and nine months ended September 30, 2006 is impacted by reversal of tax reserve of $2.0 million. The tax rates for the three months and nine months ended September 30, 2005 were impacted by the reversal of a tax reserve of $2.6 million and a provision for valuation allowance of $1.7 million attributable to certain deferred tax benefits, on the write-off of certain investments in 2001, which are not expected to be materialized.

Syntel India has not provided for disputed Indian income tax liabilities amounting to $2.46 million for the financial years 1995-96 to 2001-02. Syntel India has obtained an opinion from one independent legal counsel (a former Chief Justice of the Supreme Court of India) for the financial year 1998-99 and two opinions from another independent legal counsel (also a former Chief Justice of the Supreme Court of India) for the financial years 1995-96 to 1997-98 and 1999-2000 to 2001-02, which support Syntel India’s position in this matter.

Syntel India filed an appeal with the Commissioner of Income Tax (Appeals) for the financial year 1998-99 and received a favorable decision. The Income tax department appealed this favorable decision with the Income Tax Appellate Tribunal (‘ITAT’). During the three months ended June 30, 2006, the ITAT dismissed the appeal filed by the Income tax department. The Income tax department has recourse to file further appeal and hence there is no change in the relevant provision for tax.

A similar appeal filed by Syntel India with the Commissioner of Income Tax (Appeals) for the financial year 1999-2000 was however dismissed in March 2004. Syntel India has appealed this decision with the Income Tax Appellate Tribunal. Syntel India has since also received orders for appeals filed with the Commissioner of Income Tax (Appeals) against the demands raised in March 2004 by the Income Tax Officer for similar matters relating to the financial years 1995-96 to 1997-98 and 2000-01 to 2001-02 and has received a favorable decision for 1995-96 and the contention of Syntel India was partially upheld for the other years. Syntel India has gone into further appeal with the Income Tax Appellate Tribunal for the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income Tax Department has appealed the favorable decisions for 1995-96 and 1998-99 and the partially favorable decisions for the other years with the Income Tax Appellate Tribunal.

Syntel India has also not provided for other disputed Indian income tax liabilities aggregating $4.32 million for the financial years 2001-02 and 2002-03, against which Syntel India has filed an appeal with the Commissioner of Income Tax (Appeals). The contention of Syntel India was partially upheld by the Commissioner of Income Tax (Appeals) for the financial year 2001-02. Syntel India has gone into further appeal with the ITAT for the amounts not allowed by the Commissioner of Income Tax (Appeals). The Income tax department has filed further appeal against the relief granted to Syntel India by the Commissioner of Income Tax (Appeals). The appeal for the financial year 2002-03 is not yet decided. Syntel India has obtained opinions from independent legal counsels, which support Syntel India’s position in this matter.

Further, Syntel India has not provided for disputed income tax liabilities aggregating to $0.10 million, for which Syntel India has filed necessary appeals or petitions.

All the above tax exposures involve complex issues and may need an extended period to resolve the issues with the Indian income tax authorities. Management, after consultation with legal counsel, believes

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that the resolution of the above matters will not have a material adverse effect on the Company’s financial position.

Undistributed Earnings of Foreign Subsidiaries

The Company intends to use accumulated and future earnings of foreign subsidiaries to expand operations outside the United States and accordingly undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested outside the United States and no provision for U.S. federal and state income tax or applicable dividend distribution tax has been provided thereon.

The American Jobs Creation Act of 2004 provided a special one-time favorable effective federal tax rate for U.S.-based organizations. The Company repatriated cash dividends of $61.0 million during 2005 out of the retained earnings of its controlled foreign subsidiary, Syntel India, to the U.S. in accordance with the Act. The Company recorded a tax charge of approximately $12.3 million, including U.S. Federal and state taxes and the Indian dividend distribution tax under the Indian Income Tax laws, during the fourth quarter of 2005. Proceeds from these extraordinary dividends are required to be invested in the United States for specific purposes permitted under Act pursuant to an approved written domestic reinvestment plan. As of June 30, 2006, the Company had fully invested proceeds from these cash dividends towards permitted investments under the Act.

If the Company determines to repatriate all undistributed repatriable earnings of controlled foreign corporations as of September 30, 2006, the Company would have accrued taxes of approximately $44.5 million.

12.	Stock Based Compensation

Share Based Compensation:

The Company originally established a Stock Option and Incentive Plan in 1997 (the “1997 Plan”). On June 1, 2006 the Company adopted the Amended and Restated Stock Option and Incentive Plan (the “Stock Option Plan”) which amended and extended the 1997 Plan. Under the plans, a total of 8 million shares of Common Stock were reserved for issuance. The dates on which options granted under Stock Option Plan are first exercisable are determined by the Compensation Committee of the Board of Directors, but generally vest over a four-year period from the date of grant. The term of any option may not exceed ten years from the date of grant.

For certain options granted during 1997, the exercise price was less than the fair value of the Company’s stock on the date of grant and, accordingly, compensation expense is being recognized over the vesting period for such difference. For the options granted thereafter, the Company grants the options at the fair market value on the date of grant of the options.

The shares issued upon the exercise of the options are generally new share issues. In some instances the shares are issued out of treasury stock purchased from the market.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan (“employee stock purchases”) based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. The Company’s financial statements as of and for the three and nine months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized under SFAS 123(R) for the three and nine months ended September 30, 2006 was $0.97 million and $1.89 million, including charge for restricted stock.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Statement of Income. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

Restricted Stock

On different dates during the quarter ended June 30, 2004 the Company issued 319,300 shares of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 10%, 20%, 30%, and 40% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates, respectively.

On different dates during the year ended December 31, 2005 and nine months ended September 30, 2006 the Company issued 54,806 and 14,036 shares, respectively, of incentive restricted stock to its non-employee directors and some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 25% of the shares issued on or after the first, second, third and fourth anniversary of the grant dates. Generally, the shares to non-employee directors are granted for their future services starting from the date of the annual meeting to the date of the following annual meeting.

In addition to the shares of restricted stock described above, on different dates during the quarter ended September 30, 2006 the Company issued another 54,500 shares of incentive restricted stock to some employees as well as to some employees of its subsidiaries. The shares were granted to employees for their future services as a retention tool at a zero exercise price, with the restrictions on transferability lapsing with regard to 20% of the shares issued on or after the first, second, third, fourth and fifth anniversary of the grant dates.

During the quarter ended September 30, 2006 the Company issued 142,500 shares of performance restricted stock to some employees as well as to some employees of its subsidiaries. Each such performance restricted stock grant is divided in a pre-defined proportion with the vesting (lifting of restriction) of one portion based on the overall annual performance of the Company and the vesting (lifting of restriction) of the other portion based on the achievement of pre-defined long term goals of the Company. These stocks will vest (have the restrictions lifted) over a period of 5 years (at each anniversary) in equal installments, subject to meeting the above pre-defined criteria of overall annual performance and achievement of the long term goal. The stock linked to overall annual performance would lapse (revert to the Company) on non-achievement of the overall annual performance in the given year. However the stock linked to the achievement of the long term goal would roll over into a common pool and would lapse only on the non-achievement of the long term goal on or prior to the end of fiscal year 2012.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based upon the market value on the grant dates, the Company recorded $5.84 million during the three months ended June 30, 2004, $0.89 million during the year ended December 31, 2005 and $0.01 million during the nine months ended September 30, 2006 of unearned compensation included as a separate component of shareholders’ equity to be expensed over the service period on a straight line basis. During the three months ended September 30, 2006 and 2005 the Company reversed $0.0 million and $0.25 million, respectively, of unearned compensation towards forfeiture of restricted stock on account of termination of employees and expensed $0.51 million and $0.32 million, respectively as compensation cost on account of these stock grants and during the nine months ended September 30, 2006 and 2005, the Company reversed $0.14 million and $1.03 million, respectively, of unearned compensation towards forfeiture of restricted stock on account of termination of employees and expensed $0.94 million and $0.81 million, respectively, as compensation cost on account of these stock grants.

The recipients are also eligible for dividends declared on their restricted stock. The dividends accrued or paid on shares of unvested restricted stock are charged to compensation cost. For the three months ended September 30, 2006 and 2005, the Company recorded $0.39 million and $0.02 million, respectively, and during the nine months ended September 30, 2006 and 2005, the Company recorded $0.41 million and $0.46 million, respectively, as compensation cost for dividends paid on shares of unvested restricted stock.

For the restricted stock issued during the year ended December 31, 2005 and nine months ended September 30, 2006, the dividend will be accrued and paid subject to the same restriction as the restriction on transferability.

Impact of the Adoption of FAS 123(R)

We adopted FAS 123(R) using the modified prospective transition method beginning January 1, 2006. Accordingly, during the nine months ended September 30, 2006, we recorded stock-based compensation expense for awards granted prior to, but not yet vested, as of January 1, 2006, as if the fair value method required for pro forma disclosure under FAS 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures. As FAS 123(R) requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the nine months ended September 30, 2006 has been reduced for estimated forfeitures. When estimating forfeitures, we consider trends of actual option forfeitures. The impact on our results of operations of recording stock-based compensation (including impact of restricted stock) for the nine months ended September 30, 2006 was as follows (in thousands):

Cost of revenues	$783
Selling, general and administrative expenses	1,111

$1,894

Cash received from option exercises under all share-based payment arrangements for the three months ended September 30, 2006 and 2005, was $0.56 million and $ 0.15 million, respectively and for the nine months ended September 30, 2006 and 2005, the same was $1.23 million and $1.92 million, respectively. New shares were issued for all options exercised during the nine months ended September 30, 2006. Prior to the adoption of FAS 123(R), the intrinsic value of restricted stock were recorded as unearned stock-based compensation as of December 31, 2005. Upon the adoption of FAS 123(R) in January 2006, the unearned stock-based compensation balance of approximately $3.17 million was reclassified to additional-paid-in-capital.

As of September 30, 2006, the estimated compensation cost of non-vested options (excluding restricted stock) is $0.18 million to be vested mainly over the next two years.

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Valuation Assumptions

We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for each respective period:

	Three Months Ended September 30,
	2006	2005

Assumptions
Risk free interest rate	4.53%	4.19%
Expected life	5.00	5.00
Expected volatility	47.81%	69.01%
Expected dividend yield	6.80%	8.93%

Our computation of expected volatility for the nine months ended September 30, 2006 is based on a combination of historical volatility from exercised options on our stock. Prior to 2006 also, our computation of expected volatility was based on historical volatility. Our computation of expected life in 2006, was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Share-Based Payment Award Activity

The following table summarizes activity under our equity incentive plans for the nine months ended September 30, 2006 (in thousands, except per share amounts):

			Weighted Average
		Weighted	Remaining	Aggregate
		Average	Contractual Term	Intrinsic
	Shares	Exercise Price	(In Years)	Value

Outstanding at January 1, 2006	438,251	$12.28
Granted	—	—
Exercised	134,905	9.12
Forfeited	32,700	23.45
Expired/Cancelled	31,036	10.01

Outstanding at September 30, 2006	239,610	$12.67	5.25	$2,292,662

Options Exercisable at September 30, 2006	196,110	$11.28	4.89	$2,117,392

The weighted average grant-date fair value of options granted as of September 30, 2006 and 2005 was $3.53 and $3.21, respectively. The aggregate intrinsic value of options exercised as on September 30, 2006 was $7.30 and fair value of shares vested and outstanding as on September 30, 2006 was $4.66.

Pro Forma Information for Periods Prior to the Adoption of FAS 123(R)

Prior to the adoption of FAS No. 123(R), we provided the disclosures required under FAS No. 123, as amended by FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosures.” Employee stock-based compensation expense recognized under FAS 123(R) was not reflected in our results of operations for the three and nine months ended September 30, 2005 for employee stock option

SYNTEL, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

awards as all options were granted with an exercise price equal to the market value of the underlying common stock on the date of grant. Our ESPP was deemed non-compensatory under the provisions of APB No. 25. Forfeitures of awards were recognized as they occurred. Previously reported amounts have not been restated.

The pro forma information for the three and nine months ended September 30, 2005 was as follows (in thousands, except per share amounts):

	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2005	2005

Net Income
As reported	$11,739	$30,419
Stock based Compensation expense recognized in statement of income, net of tax	290	1,111
Stock based compensation expense determined under the fair value method, net of tax	(327)	(1,419)

Pro Forma Net Income	$11,702	$30,111

Earnings Per Share, Pro Forma
Basic earnings per share	$0.29	$0.74
Diluted earnings per share	$0.29	$0.74
Earnings Per Share as Reported
Basic earnings per share	$0.29	$0.75
Diluted earnings per share	$0.29	$0.75
Weighted Average Shares Outstanding
Basic	40,576	40,487
Diluted	40,669	40,588

13.	Provision for Unutilized Leave

During the year ended December 31, 2005 Syntel India changed its leave policy, resulting in a reduction of the maximum permissible accumulation of unutilized leave from 150 days to 60 days. The balance exceeding maximum permissible accumulation is compulsorily encashed at basic salary. Accordingly an amount of $0.51 million was paid at basic salary and $1.14 million was reversed being the difference between the basic salary and gross compensation rates.

The gross charge for unutilized earned leave was $0.29 million and $0.41 million for the three months ended September 30, 2006 and September 30, 2005, respectively, and $1.45 million and $1.23 million for the nine months ended September 30, 2006 and September 30, 2005, respectively.

The amounts accrued for unutilized earned leave are $4.81 million and $3.70 million as of September 30, 2006 and December 31, 2005, respectively, and are included within ’Accrued payroll and related costs’.

14.	Reclassification

Certain prior period amounts have been reclassified to conform with the current period presentation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses to be borne by the selling shareholders in connection with the offerings described in this registration statement. All such expenses other than the SEC registration fee and the NASD filing fee are estimates.

SEC registration fee		$9,823
NASD filing fee		9,680
Transfer agent expenses		*
Printing fees and expenses		*
Accounting fees and expenses		*
Legal fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Michigan Business Corporation Act

Syntel is organized under the Michigan Business Corporation Act (the “Michigan Act”) which, in general, empowers Michigan corporations to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses, including attorneys’ fees, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders and, with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful.

The Michigan Act also empowers Michigan corporations to provide similar indemnity to such a person for expenses, including attorneys’ fees, and amounts paid in settlement actually and reasonably incurred by the person in connection with actions or suits by or in the right of the corporation if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the interests of the corporation or its shareholders, except in respect of any claim, issue or matter in which the person has been found liable to the corporation, unless the court determines that the person is fairly and reasonably entitled to indemnification in view of all relevant circumstances, in which case indemnification is limited to reasonable expenses incurred.

The Michigan Act further requires Syntel to indemnify officers and directors whose defense on the merits or otherwise has been successful.

The Michigan Act also permits a Michigan corporation to purchase and maintain on behalf of a director, officer, employee or agent of the corporation, or a person who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, insurance against liabilities incurred in such capacities. Syntel has obtained a policy of directors’ and officers’ liability insurance.

Articles of Incorporation and Bylaws of the Company

Syntel’s Articles of Incorporation and Bylaws generally require Syntel to indemnify officers and directors to the fullest extent legally possible under the Michigan Act and provide that similar indemnification may be afforded employees and agents. The Articles and Bylaws further provide that the right to indemnification and advancement of expenses is a contract right.

ITEM 16.	EXHIBITS

The following is a list of all exhibits filed as a part of this registration statement on Form S-3.

Exhibit
Number	Description of Exhibits

1.1	Form of underwriting agreement (filed by amendment)
4.1	Registration Rights Agreement (filed by amendment)
5.1	Opinion of Dykema Gossett LLP (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC (filed herewith)
23.2	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP (filed herewith)
23.3	Consent of Dykema Gossett LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of registration statement)

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, in the State of Michigan, on December 8, 2006.

SYNTEL, INC.

By:	/s/ Daniel M. Moore
Daniel M. Moore
Chief Administrative Officer, General Counsel and Secretary

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Keshav Murugesh and Daniel M. Moore, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any additional registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, in connection with this offering filed by Syntel, Inc. and to file the same with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 8, 2006.

Title

/s/ Bharat Desai Bharat Desai	Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director

/s/ Arvind Godbole Arvind Godbole	Acting Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Neerja Sethi Neerja Sethi	Vice President, Corporate Affairs and Director

/s/ Paritosh K. Choksi Paritosh K. Choksi	Director

/s/ George R. Mrkonic, Jr. George R. Mrkonic, Jr.	Director

/s/ Vasant Raval Vasant Raval	Director

/s/ Paul R. Donovan Paul R. Donovan	Director

/s/ James Swayzee James Swayzee	Director

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Form of underwriting agreement (filed by amendment)
4.1	Registration Rights Agreement (filed by amendment)
5.1	Opinion of Dykema Gossett LLP (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm — Crowe Chizek and Company LLC (filed herewith)
23.2	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP (filed herewith)
23.3	Consent of Dykema Gossett LLP (contained in Exhibit 5.1)
24.1	Power of Attorney (included on signature page of registration statement)